ORLEN

GK/PW/1480/2002r.

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, October 7th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's Consolidated Half Year Report for 6 months ended 30 June 2002. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

10/30

CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED HALF YEAR REPORT
FOR 6 MONTHS ENDED 30 JUNE 2002

PLOCK, SEPTEMBER 2002

KOMISJA PAPIEROW WARTOSCIOWYCH i GIELD
(SECURITIES EXCHANGE COMMISSION)

00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated half year report SA-PSr 2002

(current period)

(according to § 57.2 and § 58.3 Council of Ministers Decree dated 16 October 2001 – Journal of Law no 139, item 1569 and dated 2002 – Journal of Law no 31, item 280)

(manufacturing, contracting, trading and service industry issuers)

For the period from 1 January 2002 to 30 June 2002
And for the period from 1 January 2001 to 30 June 2001 submitted on 18 September 2002
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (abbreviated legal name)
CHEMICAL INDUSTRY (industry classification according to Securities Exchange)

09-411 (postal code)
PLOCK (location)

CHEMIKÓW (street)
7 (number)

48 24 365 28 95 (phone)
48 24 365 40 40 (fax)
media@orlen.pl (e-mail)

774-00-01-454 (NIP)
610188201 (REGON)
www.orlen.pl (www)

ARTHUR ANDERSEN SP. Z O.O. (Auditor)
17 September 2002 (Date of issuance of opinion)

Extended consolidated half year report, contains:

- ☒ Auditor's report on a review of the consolidated financial statements for six months ended 30 June 2002
- ☒ Consolidated financial statements for six months ended 30 June 2002
  - ☒ Introduction
  - ☒ Consolidated balance sheet
  - ☒ Consolidated profit and loss account
  - ☒ Statements of changes in consolidated shareholders equity
  - ☒ Consolidated cash flow statements
  - ☒ Explanatory notes
- ☒ Management Board Commentary on business operations
- ☒ Auditor's report on a review of the condensed financial statements
- ☒ Condensed financial statements (§ 58 p. 3 of the above quoted Decree)

	PLN [000's]		EURO [000's]	
SELECTED FINANCIAL INFORMATION	**1 HY 2002**	**1 HY 2001**	**1 HY 2002**	**1 HY 2001**
I. Net sales	12,053,778	12,262,202	3,255,490	3,311,781
II. Operating profit	399,339	391,997	107,854	105,871
III. Gross profit	301,289	328,786	81,372	88,799
IV. Net profit	199,141	239,062	53,784	64,566
V. Cash flow from operating activities	789,646	1,486,155	213,268	401,381
VI. Cash flow from investing activities	(475,500)	(861,335)	(128,423)	(232,630)
VII. Cash flow from financing activities	(300,194)	(502,624)	(81,077)	(135,749)
VIII. Total net cash flows	13,952	122,196	3,768	33,003
IX. Total assets	14,430,840	14,532,787	3,599,521	3,624,950
X. Total creditors	6,103,470	6,431,111	1,522,404	1,604,128
XI. Long term creditors	1,319,222	1,388,596	329,057	346,361
XII. Short term creditors	3,911,456	4,084,373	975,644	1,018,776
XIII. Net assets	7,648,424	7,373,408	1,907,766	1,839,168
XIV. Share capital	525,221	525,221	131,007	131,007
XV. Number of shares	420,177,137	420,177,137	420,177,137	420,177,137
XVI. Earnings per ordinary share (PLN/EURO)	0.78	*	0.21	*
XVII. Diluted earnings per ordinary share (PLN/EURO)	0.78	*	0.21	*
XVIII. Net book value per share (PLN\EURO)	18.20	17.55	4.54	4.38
XIX. Diluted net book value per share (PLN/EURO)	18.20	17.55	4.54	4.38
XX. Dividend declared or paid per ordinary share (PLN/EURO)				

* the Group does not have comparable data concerning profit for 12 months ended 30 June 2001

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 30 June 2002 i.e. – 4.0091 zloty/EURO;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP

This consolidated half year report of capital group of Polski Koncern Naftowy ORLEN for 6 months ended 30 June 2002 comprises:

- Consolidated financial statements of capital group of PKN ORLEN for 6 months ended 30 June 2002
- Management Board Commentary on Business Operations of capital group of PKN ORLEN
- Auditor's report on review of half year consolidated financial statements
- Condensed financial statements of PKN ORLEN for 6 months ended 30 June 2002
- Auditor's report on review of condensed financial statements for 6 months ended 30 June 2002

Auditors' report on a review of consolidated financial statements for the 6 months ended 30 June 2002

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached consolidated financial statements (form SA-PS) of the capital group of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow str. 7 ("the Parent Company"), prepared for the six months ended 30 June 2002 ("consolidated financial statements"), comprising:

- introductory notes,
- consolidated balance sheet as of 30 June 2002 with total assets amounting to 14,430,840,495.61 zloty,
- consolidated income statement for the six months ended 30 June 2002 with a net profit amounting to 199,141,317.72 zloty,
- statement of consolidated shareholders' equity with a net increase of shareholders' equity for the six months from 1 January to 30 June 2002 amounting to 147,285,023.68 zloty,
- consolidated cash flow statement with net inflow for the six months from 1 January to 30 June 2002 amounting to 13,952,261.86 zloty,
- explanatory notes.

The form of the attached consolidated financial statements is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No nr 139, pos. 1569 with further amendments).

The truth and fairness of the financial information presented in these consolidated financial statements are the responsibility of the Parent Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Statutory Auditors in Poland. The review was mainly based on applying analytical procedures to the consolidated financial statements, review of accounting records and discussions with Members of Management Board of the Parent Company as well as employees responsible for accounting matters in the Parent Company. The scope of work and methodology of a review is significantly less in scope than an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the annual financial statements. Accordingly, we do not express such an opinion on the attached consolidated financial statements.

The attached consolidated financial statements were prepared in accordance with the accounting principles resulting from the amended Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with later amendments), being in force from 1 January 2002. The changes in accounting policies of the capital group of the Parent Company resulting from the amendment of the Accounting Act are further described in explanatory notes of consolidated financial statements. In order to assure comparability of data, the comparable consolidated financial data for six months ended 2001 was restated and presented in accordance with the policies applied for the six month period ended 30 June 2002. In consequence, the comparable consolidated financial data for the six months ended 2001 differs from consolidated financial statements previously published, what is described in Note 61 of explanatory notes to consolidated financial statements.

Based on our review, nothing came to our attention that causes us to believe that attached consolidated financial statements for the six months ended 30 June 2002 do not present properly, fairly and clearly, in all material respects, the financial position of the Group as at 30 June 2002 and its financial result, profitability and cash flows for the period ended 30 June 2002 in accordance with the accounting principles set out in the Accounting Act and the related regulations as well as the requirements set out by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities.

Certified Auditor

Arthur Andersen Sp. z o.o.
00-113 Warsaw,
ul. Emilii Plater 53
Ident. No. 66

(-)

(-)

Lukasz Zalicki
nr ewid. 9542/7118

Duleep Aluwihare

Warsaw, 17 September 2002

CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINANCIAL STATEMENTS FOR 6 MONTHS ENDED 30 JUNE 2002

PLOCK, SEPTEMBER 2002

(PLN thousand)

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information on Capital Group

The parent company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, Chemikow Str. 7 (further referred to as the "Parent Company", "Company" or "PKN ORLEN").

The Parent Company was formed through transformation of a State-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. On 26 July, 2002 the changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw were introduced.

General Meeting of Shareholders of the Parent Company on 19 May 1999 adopted a resolution on merger of the Parent Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Parent Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Parent Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Parent Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Parent Company on 30 June 2002 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Total	420,177,137	525,221,421.25

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A convertible bonds with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 13.

In June 2001 Supervisory Board of PKN ORLEN approved the list of persons eligible to buy first tranche of bonds convertible to PKN ORLEN series D shares. As at 30 June 2002 the eligibility concerns I and II tranche of these bonds. Until the date of preparation of these financial statements the bonds were not acquired. Therefore, the conversion of bonds to series D shares did not take place. Additional information is presented in Note D r) and in Note 13.

In accordance with the resolution of the General Meeting of Shareholders of the Parent Company dated 19 May 1999 as the result of incorporation of CPN by the Parent Company, the scope of activities of Parent Company was changed. According to the statutory regulations dated 19 May 1999 and its further changes dated 6 July 2001, the Parent Company's activities include production, trade, services, in particular:

- processing of crude oil and manufacturing of oil-derivative / refinery and petrochemical products and semi-finished products
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories for them as well as sale of consumer and industrial goods.
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially: land and sea reloading, refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and manufacturing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- reconditioning of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.

The activity is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The PKN ORLEN Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Parent Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

Within the basic activity of the Capital Group there are two branch segments: refining and chemical.
The Refinery Segment consists of crude oil processing and whole- and retail sales of refinery products comprising mainly gasolines. The Chemical Segment comprises production and sales of petrochemicals, fertilisers and PVC.

The PKN ORLEN Group consists of among others:

- The capital group of Rafineria Trzebinia S.A. concentrating on processing of crude oil, lubricant and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, heating oil and re-processing used lubricant oil,
- Inowroclawskie Kopalnie Soli "Solino" S.A. producing industrial brine and processing of vacuum salt and in the future, storing of crude oil and fuels,
- The capital group of Anwil S.A., the major client for ethylene from the Parent Company, producing mainly fertilisers and PVC,
- Entities engaged in trading and distribution of refinery products.

As the result of taking control over by the Dominant Company as at 31 March 2001, Anwil S.A is consolidated under full method beginning from second quarter 2001.

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading crude oil imported by sea.

The Parent Company controls its subsidiaries and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 30 June 2002 and as of the day of preparation of consolidated financial statements was the following:

- Maciej Gierej - President of the Supervisory Board,
- Jan Waga - Vice-President of the Supervisory Board,
- Edward Grzywa - Member of the Supervisory Board,
- Krzysztof Kluzek - Member of the Supervisory Board,
- Andrzej Kratiuk - Member of the Supervisory Board,
- Ryszard Lawniczak - Member of the Supervisory Board,
- Grzegorz Mroczkowski – Secretary of the Supervisory Board,
- Krzysztof Szlubowski - Member of the Supervisory Board,
- Jozef Wozniakowski - Member of the Supervisory Board.

The composition of the Management Board of PKN ORLEN as of 30 June 2002 was the following:

- Zbigniew Wrobel- President of the Management Board, General Director,
- Slawomir Golonka- Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz- Vice-President of the Management Board, Human Resources and Management Systems Director,
- Janusz Wisniewski- Vice-President of the Management Board, Production and Development Director,
- Krzysztof Cetnar- Vice-President of the Management Board, Chief Financial Officer.

The composition of the Management Board of PKN ORLEN as of the day of preparation of consolidated financial statements was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka – Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer.

(in PLN thousand)

CAPITAL GROUP ORGANISATION CHART BY BUSINESS SEGMENTS


REFINING AND MARKETING
Capital group ORLEN Petrogaz Plock Sp. z o.o. 100.00%
Capital group ORLEN PetroProfit Sp. z o.o. 85.00%
ORLEN PetroTank Sp. z o.o. 60.00%
ORLEN PetroCentrum Sp. z o.o 100.00%
Petrolot Sp. z o.o. 51.00%
ORLEN Petrogaz Nowa Brzeznica Sp. z o.o 52.00% (in bankruptcy)
Capital group Rafineria Trzebinia S.A. 77.07%
ORLEN PetroZachod Sp. z o.o. 51.83%
Capital group Rafineria Nafty Jedlicze S.A. 75.00%
Petro-oil Sp. z o.o. 92.29 %
ORLEN Morena Sp. z o.o. 50.48%
CHEMICALS
ORLEN Polimer Sp. z o.o. 100.00%
Capital group "Anwil" S.A. 74.97%
OTHER OPERATIONS
Motell Sp. z o.o. 35.00%
Flexpol Sp. z o.o. 40.00%
Ship - Service S.A. 30.43%
IKS SOLINO S.A. 70.54%
Petrotel Sp. z o.o. 88.80%
WISLA Plock SSA 100.00%
Z.W. Mazowsze Leba- Ulinia Sp. z o.o. 100.00%
ORLEN Medica Sp. z o.o. 100.00%
D.W. Mazowsze Sp. z o.o. 98.73%
NOM Sp. z o.o. 35.00%
ORLEN Projekt S.A. 51.00%
ORLEN Ochrona Sp. z o.o. 100.00%
Zaklad Budowy Aparatury S.A. 96.56%
ORLEN EnergoRem Sp.z o.o. 51.00%
ORLEN Automatyka Sp. z o.o. 52.42%
ORLEN Remont Sp. z o.o. 51.23%
ORLEN WodKan Sp. z o.o. 82.28%
ORLEN Mechanika Sp. z o.o. 68.17%
ORLEN Eltech Sp. z o.o. 51.00%
ORLEN Wir Sp. z o.o. 51.00%
ORLEN Budonaft Sp. z o.o. 100.00%
CPN Marine Service Sp. z o.o 70.00%
Serwis Wroclaw Sp. z o.o. 83.31%
CPN Serwis Lodz Sp. z o.o. 97.25%
BHT Dromech S.A. w upadlosci 81.14%
Serwis Kedzierzyn - Kozle Sp. z o.o. 80.00%
Serwis Szczecin Sp. z o.o. 78.09%
Chemiepetrol Sp. z o.o. 20.00%
Serwis Krakow Sp. z o.o. 83.20%
Serwis Mazowsze Sp. z o.o. 88.50%
CPN Serwis Kielce Sp. z o.o. 100.00%
Serwis Katowice Sp. z o.o. 55.00%
Serwis Poznań Sp. z o.o. 51.00%
Serwis Rzeszow Sp. z o.o. 97.26%
Serwis Slupsk Sp. z o.o. 99.76%
Petromor Sp. z o.o. 51.31%
Centrum Edukacji Sp. z o.o. 69.43%
Petromot Sp. z o.o. 97.56%
Serwis Podlasie Sp. z o.o. 89.67%
CPN Serwis Gdańsk Sp. z o.o. 100.00%
Serwis Zachod Sp. z o.o. 74.31%
CPN Serwis N.Wies Wielka Sp. z o.o. 99.32%
ORLEN Transport Olsztyn Sp. z o.o. 91.97%
ORLEN Transport Lublin Sp. z o.o. 97.53%
ORLEN Transport Szczecin Sp. z o.o. 99.56%
ORLEN Transport Ked.Kozle Sp. z o.o. 87.88%
ORLEN Transport Poznań Sp. z o.o. 96.39%
ORLEN Transport Slupsk Sp. z o.o. 96.18%
ORLEN Transport Krakow Sp. z o.o. 98.15%
ORLEN Transport Warszawa Sp. z o.o. 94.49%
ORLEN Transport Nowa Sol Sp. z o.o. 96.72%
ORLEN Powiernik Sp. z o.o. 100.00%
ZUD Sp. z o.o. 99.87%
ORLEN KolTrans Sp. z o.o. 99.85%
ZAWITAJ Swinoujscie Sp. z o.o. 100.00%
SAMRELAKS Machocice Sp. z o.o. 100.00%
Naftoport Sp. z o.o. 48.71%
ORLEN Transport Plock Sp. z o.o. 97.58%

Consolidated companies as at 30 June 2002

(PLN thousand)

B. The entities of PKN ORLEN Group

a) Consolidated subsidiaries and associates

No	Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percentage of share capital owned	Share capital reletionship (including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Yaer of including to consolidation
1.	ORLEN Petrogaz Plock Sp. z o.o. – Plock [1)]	Liquid gas trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.00 %	Subsidiary	Full method	15.12.1995	1998
2.	ORLEN PetroCentrum Sp. z o.o. – Plock	Trading and production	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.00 %	Subsidiary	Full method	24.09.1996	1997
3.	ORLEN Medica Sp. z o.o. – Plock	Medical activity	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.00 %	Subsidiary	Full method	24.11.1997	2000
4.	ORLEN Budonaft Sp. z o.o. – Krakow	Building and repair services	Register Court in Krakow, Economic – Register Department, under the registration number RHB 7109	3,795	-	100.00 %	Subsidiary	Full method	02.01.1997	2000
5.	ORLEN Polimer Sp. z o.o. – Plock	Sale of polymers	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	2,000	-	100.00 %	Subsidiary	Full method	09.04.1998	2001
6.	ORLEN Powiernik Sp. z o.o. – Plock	Trustee services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4	-	100.00 %	Subsidiary	Full method	19.07.2000	2000
7.	Petrogaz Inowroclaw SP. z o.o. - Inowroclaw	LPG trading	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	3,750		100.00 %	Subsidiary	Full method	08.05.1997	2000
8.	ORLEN KolTrans Sp. z o.o. Plock	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.85%	Subsidiary	Full method	13.12.2000	2000
9.	ORLEN Transport Szczecin Sp. z o.o. – Szczecin	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.56%	Subsidiary	Full method	15.06.2000	2000
10.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	District Court for Krakow Środmiescie (Center), XI Economic Department of KRS (National Court Register)	11,132		98.15%	Subsidiary	Full method	05.06.2000	2000
11.	ORLEN Transport Plock Sp. z o.o. – Plock	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25,780	-	97.58%	Subsidiary	Full method	23.12.1998	1999
12.	ORLEN Transport Lublin Sp. z o.o. – Lublin	Transport services	District Court in Lublin, XI Economic Department of KRS (National Court Register)	9,888	-	97.53%	Subsidiary	Full method	09.06.2000	2000
13.	ORLEN Transport Nowa Sol Sp. z o.o. – Nowa Sol	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,760	-	96.72%	Subsidiary	Full method	09.06.2000	2000
14.	Zaklad Budowy Aparatury S.A. – Plock	Industry machinery manufacturing	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,381	-	96.56%	Subsidiary	Full method	27.10.1998	1999

(PLN thousand)

a) Consolidated subsidiaries and associates (continued)

No	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital reletionship (including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Yaer of including to consolidation
15.	ORLEN Transport Poznan Sp. z o.o. – Poznan	Transport services	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	10,865	-	96.39%	Subsidiary	Full method	01.06.2000	2000
16.	ORLEN Transport Slupsk Sp. z o.o. – Slupsk	Transport services	District Court in Slupsk, VI Economic – Register Department	6,515	-	96.18%	Subsidiary	Full method	23.06.2000	2000
17.	ORLEN Transport Warszawa Sp. z o.o. – Warszawa	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	5,945	-	94.49%	Subsidiary	Full method	07.06.2000	2000
18.	Petro-Oil Sp. z o.o. – Krakow (consolidated financial statements) 3)	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Środmiescie (Center) in Krakow, XI Economic Department of KRS (National Court Register)	40,198	-	92.29%2	Subsidiary	Full method	27.08.1998	1999
19.	ORLEN Transport Olsztyn Sp. z o.o. – Olsztyn	Transport services	District Court in Olsztyn, VII Department of KRS (National Court Register)	5,646	-	91.97%	Subsidiary	Full method	29.05.2000	2000
20.	Petrogaz Lapy Sp. z o.o.	Liquid gas trading		3,200	-	90.40%	Subsidiary	Full method	19.06.1998	2000
21.	Petrotel Sp. z o.o. – Plock	Telecommunication services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	7,282	-	88.80%	Subsidiary	Full method	14.08.1997	2000
22.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	4,629	-	87.88%	Subsidiary	Full method	29.05.2000	2000
23.	ORLEN PetroProfit Sp. z o.o. – Niemce (consolidated financial statements) 3)	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	13,536	-	85.00%	Subsidiary	Full method	14.09.1995	1996
24	ORLEN WodKan Sp. z o.o. - Plock	Repair of water supply and sewage installation	District Court in Plock Economic Department	1,810	-	82.28%	Subsidiary	Full method	22.07.1999	2001
25	Rafineria Trzebinia S.A. – Trzebinia (consolidated financial statements) 3)	Production activity, crude oil processing	District Court for Krakow-Środmiescie (Center) in Krakow, XI Economic Department of KRS (National Court Register)	74,503	-	77.07%	Subsidiary	Full method	27.10.1997	1997
26.	Rafineria Nafty Jedlicze S.A. – Jedlicze (consolidated financial statements) 3)	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.00%	Subsidiary	Full method	01.01.1999	1999
27.	Anwil S.A. – Wloclawek (consolidated financial statements) 3)	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	173,852	-	74.97%	Subsidiary	Full method	05.09.1995 4)	1996
28.	Inowroclawskie Kopalnie Soli „SOLINO" S.A. – Inowroclaw	Industrial brine production, trading services	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	17,560	-	70.54%	Subsidiary	Full method	28.09.1996	1997
29.	ORLEN Mechanika Sp. z o.o. - Plock	Repair services for mechanical divisions	District Court in Plock Economic Department	3,021	-	68.17%	Subsidiary	Full method	22.07.1999	2001

(PLN thousand)

a) Consolidated subsidiaries and associates (continued)

No	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital reletionship (including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Yaer of including to consolidation
30.	ORLEN PetroTank Sp. z o.o. – Widelka	Trade and service activity, blending liquid, gas and solid fuels	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	7,050	-	60.00%	Subsidiary	Full method	09.04.1996	1996
31.	ORLEN Automatyka Sp. z o.o. - Plock	Repair services for automatic divisions	District Court in Plock Wydzial Gospodarczy	1,258	-	52.42%	Subsidiary	Full method	30.04.1999	2001
32.	ORLEN PetroZachod Sp. z o.o. – Poznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.83%	Subsidiary	Full method	19.01.1998	1999
33.	ORLEN Petrogaz Wroclaw Sp. z o.o. (former Petrogaz Wroclaw Sp. z o.o. - Wroclaw)	Liquid gas trading	District Court for Wroclaw – Fabryczna st., VI Economic – Register Department	1,600	-	51.61%	Subsidiary	Full method	25.07.1997	2000
34.	ORLEN Remont Sp. z o.o. - Plock	Repair of heat and power plant	District Court in Plock, Economic Department	1,230	-	51.23%	Subsidiary	Full method	30.04.1999	2001
35.	Petrolot Sp. z o.o. – Warszawa	Trade and service activity	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.00%	Subsidiary	Full method	07.01.1997	1997
36.	ORLEN Eltech Sp. z o.o. - Plock	Repair services for electrical division	District Court in Plock, Economic Department	1,071	-	51.00%	Subsidiary	Full method	22.07.1999	2001
37.	ORLEN Projekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.00%	Subsidiary	Full method	28.05.1998	2000
38.	ORLEN EnergoRem Sp. z o.o. - Plock	Repair activities for petrochemical division	District Court in Plock, Economic Department	918	-	51.00%	Subsidiary	Full method	30.04.1999	2001
39	ORLEN Wir Sp. z o.o. - Plock	Repair services for spinning machinery division	District Court in Plock, Economic Department	816	-	51.00%	Subsidiary	Full method	01.10.1999	2001
40.	Naftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	46,736	48.71%	Associate	Equity method	17.07.1991	1996
41.	Flexpol Sp. z o.o. – Plock	Foil production	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4,800	6,695	40.00%	Associate	Equity method	03.01.2000	2000
42.	Chemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and similar goods	HRB 33084 Amtsgericht Hamburg	397	725	20.00%	Associate	Equity method	28.04.1993	1996

1) ORLEN Petrogaz Plock Sp. z o.o. owns 100% of shares in Petrogaz Inowroclaw Sp. z o.o., 90.40% in Petrogaz Lapy Sp. z o.o , 51.61% in ORLEN Petrogaz Wroclaw Sp. z o.o. Specified companies are consolidated under full method by the Dominant Company
2) Dominant Company – 9.00%, Rafineria Trzebinia S.A. – 75.58%, Rafineria Nafty Jedlicze – 7.71%
3) All entities consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A. and Petro-Oil Sp. z o.o. are presented in Note 4D.

(PLN thousand)

b) Unconsolidated subsidiaries and associates

No	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Net profit	% net profit of PKN ORLEN	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 June 2002	% total assets of PKN ORLEN
1.	Wisla Plock Sportowa S.A. (former ORLEN Sportowa S.A.) – Plock	Sport activity	100.00%	100.00%	(1,757)	(1.15%)	16,235	0.15%	3,983	0.03%
2.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	(651)	(0.43%)	1,117	0.01%	1,278	0.01%
3.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	(424)	(0.28%)	716	0.01%	712	0.01%
4.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	692	0.45%	15,605	0.14%	6,939	0.06%
5.	CPN Serwis Kielce Sp. z o.o. – Kielce	Maintenance services for fuel stations and stores	100.00%	100.00%	(59)	(0.04%)	959	0.01%	540	0.00%
6.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	(223)	(0.15%)	761	0.01%	3,174	0.03%
7.	CPN Serwis Gdansk Sp. z o.o. – Gdansk	Maintenance services for fuel stations and stores	100.00%	100.00%	24	0.02%	1,648	0.02%	853	0.01%
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.87%	99.87%	232	0.15%	6,344	0.06%	4,601	0.04%
9.	Serwis Slupsk Sp. z o.o. – Slupsk	Maintenance services for fuel stations and stores	99.76%	99.76%	158	0.10%	2,040	0.02%	2,904	0.02%
10.	CPN Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services for fuel stations and stores	99.32%	99.32%	61	0.04%	1,795	0.02%	1,817	0.01%
11.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	(128)	(0.08%)	512	0.00%	1,580	0.01%
12.	Petromot Sp. z o.o. – Kedzierzyn-Kozle	Maintenance and trade of cars	97.56%	97.56%	(258)	(0.17%)	3,512	0.03%	2,674	0.02%
13.	Serwis Rzeszow Sp. z o.o. – Rzeszow	Maintenance services for fuel stations and stores	97.26%	97.26%	105	0.07%	1,485	0.01%	1,219	0.01%
14.	CPN Serwis Lodz Sp. z o.o. – Lodz	Maintenance services for fuel stations and stores	97.25%	97.25%	4	0.00%	968	0.01%	1,241	0.01%
15.	Serwis Podlasie Sp. z o.o. – Bialystok	Maintenance services for fuel stations and stores	89.67%	89.67%	25	0.02%	1,343	0.01%	908	0.01%
16.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services for fuel stations and stores	88.50%	88.50%	(471)	(0.31%)	8,005	0.07%	2,902	0.02%
17.	Serwis Wroclaw Sp. z o.o. – Wroclaw	Maintenance services for fuel stations and stores	83.31%	83.31%	289	0.19%	3,493	0.03%	2,824	0.02%
18.	Serwis Krakow Sp. z o.o. – Krakow	Maintenance services for fuel stations and stores	83.20%	83.20%	29	0.02%	1,596	0.01%	940	0.01%
19.	BHT Dromech S.A. – Warszawa	Production activity	81.14%	81.14%	**	**	**	**	**	**
20.	Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn–Kozle	Maintenance services for fuel stations and stores	80.00%	80.00%	3	0.00%	754	0.01%	539	0.00%
21.	Serwis Szczecin Sp. z o.o. – Szczecin	Maintenance services for fuel stations and stores	78.09%	78.09%	61	0.04%	1,510	0.01%	1,165	0.01%
22.	Serwis Zachod Sp. z o.o. – Nowa Sol	Maintenance services for fuel stations and stores	74.31%	74.31%	33	0.02%	2,862	0.03%	2,044	0.02%

(PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Net profit	% net profit of PKN ORLEN	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 June 2002	% total assets of PKN ORLEN
23.	CPN Marine Service Gdansk Sp. z o.o. – Gdansk	Duty store; production, trade	70.00%	70.00%	(48)	(0.03%)	927	0.01%	247	0.00%
24.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	23	0.02%	3,476	0.03%	2,722	0.02%
25.	Serwis Katowice Sp. z o.o. – Katowice	Maintenance services for fuel stations and stores	55.00%	55.00%	74	0.05%	1,834	0.02%	1,212	0.01%
26.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. – Nowa Brzeznica	Liquid gas trading	52.00%	52.00%	**	**	**	**	**	**
27.	Petromor Sp. z o.o. – Gdansk	Storing, confectioning and warehousing of goods	51.31%	51.31%	(56)	(0.04%)	346	0.00%	2,609	0.02%
28.	CPN Serwis Poznan Sp. z o.o. – Poznan	Maintenance services for fuel stations and stores	51.00%	51.00%	34	0.02%	2,079	0.02%	1,398	0.01%
29.	ORLEN Morena Sp. z o.o. - Gdansk	Wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	50.48%	50.48%	666	0.44%	58,719	0.53%	18,816	0.15%
30	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	100.00%	100.00%	35	0.02%	927	0.01%	2,716	0.02%
31.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka near.Koszalin	Farm	100.00%	100.00%	(439)	(0.29%)	935	0.01%	1,675	0.01%
32.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	(86)	(0.06%)	1,751	0.02%	2,495	0.02%
33.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting and rescue services	88.19%	88.19%	1	0.00%	1,543	0.01%	531	0.00%
34.	Petromont Sp. z o.o. – Niemce	Trade and building services	85.00%	85.00%	(19)	(0.01%)	796	0.01%	541	0.00%
35.	Ran- GGC Sp. z o.o. – Gdansk	Used oils collection	80.63%	80.63%	*	*	*	*	*	*
36.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. - Plock	Trade and distribution of gas	80.00%	80.00%	(107)	(0.07%)	1,497	0.01%	872	0.01%
37.	MEDILOGISTYKA Sp. z o.o.	Wholesale and retail trade of pharmaceutical, food and industry products	80.00%	80.00%	(4)	0.00%	22	0.00%	44	0.00%
38.	PetroUkraina Ltd Sp. z o.o. – Lvov (Ukraine)	Trade	80.00%	80.00%	*	*	*	*	*	*
39.	NTVK – Vilnius (Lihuania)	Trade activity	76.00%	76.00%	*	*	*	*	*	*
40.	Medikor Sp. z o.o. – Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%	(1)	0.00%	283	0.00%	154	0.00%
41.	Raf- Ochrona Sp. z o.o. – Jedlicze	Security service	67.13%	67.13%	(8)	(0.01%)	767	0.01%	315	0.00%
42.	VARIA S.A. – Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62.50%	88	0.06%	3,035	0.03%	5,566	0.05%

(PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Net profit	% net profit of PKN ORLEN	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 June 2002	% total assets of PKN ORLEN
43.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. PETRO-UKRAINA– Lvov (Ukraine)	Trade activity	62.00%	62.00%	**	**	**	**	**	**
44.	Ran-Flex Sp. z o.o. – Kielce	Used oils collection	52.00%	52.00%	(41)	(0.03%)	1,359	0.01%	333	0.00%
45	Ran-Oil Sp. z o.o. – Tarnow	Used oils collection	51.00%	51.00%	(26)	(0.02%)	834	0.01%	721	0.01%
46.	Ran-Starol Sp. z o.o. – Katowice	Used oils collection	51.00%	51.00%	(77)	(0.05%)	1,973	0.02%	507	0.00%
47.	Ran-Sigma Sp. z o.o. – Walbrzych	Used oils collection	51.00%	51.00%	(33)	(0.02%)	1,553	0.01%	341	0.00%
48.	Ran-Ole-Par Sp. z o.o. – Lodz	Used oils collection	51.00%	51.00%	(29)	(0.02%)	409	0.00%	185	0.00%
49	Ran-Akses Sp. z o.o. – Szczecin	Used oils collection	51.00%	51.00%	26	0.02%	630	0.01%	185	0.00%
50.	Ran-Akant Sp. z o.o. – Lublin	Used oils collection	51.00%	51.00%	(70)	(0.05%)	398	0.00%	98	0.00%
51.	Ran-Petromex Sp. z o.o. – Opole	Used oils collection	51.00%	51.00%	(297)	(0.19%)	221	0.00%	17	0.00%
52.	Ran-Kiczmer Sp. z o.o. – Pisarzowice	Used oils collection	51.00%	51.00%	(4)	0.00%	1,063	0.01%	335	0.00%
53	Ran-Dickmar Sp. z o.o. – Tarnobrzeg	Used oils collection	51.00%	51.00%	31	0.02%	1,607	0.01%	602	0.00%
54.	Ran-Watt Sp. z o.o. – Torun	Used oils collection	51.00%	51.00%	**	**	**	**	**	**
55.	Ran-Mega Sp. z o.o. – Gliwice	Used oils collection	51.00%	51.00%	(23)	(0.02%)	1,567	0.01%	1,073	0.01%
56.	Niezalezny Operator Miedzystrefowy Sp. z o.o.	Telecommunication services	35.00%	35.00%	(7,788)	(5.11)%	113,327	1.03%	367,304	2.98%
57.	Motell Sp. z o.o. – Morawica	Catering and hotel services	35.00%	35.00%	(247)	(0.16)%	3,045	0.03%	1,185	0.01%
58.	Ship-Service S.A.	Servicing and maintenance of ships in the harbours, lading, consignation and storing of goods	30.43%	25.82%	(361)	(0.24%)	99,890	0.91%	53,874	0.44%
59.	Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)	Production, trade and services in oil industry	49.00%	49.00%	(124)	(0.08%)	60	0.00%	275	0.00%
60.	Ran-Bialy Sp. z o.o. – Bialystok	Used oils collection	46.70%	46.70%	0	0.00%	293	0.00%	134	0.00%
61.	Piast Sp. z o.o. – Krakow	Fuel trade	40.00%	40.00%	165	0.11%	68,186	0.62%	12,173	0.10%
62.	Petro-Oil Seewax Sp. z o.o. – Sulejowek	Trade and services in oil industry	25.00%	25.00%	1	0.00%	15,890	0.14%	8,909	0.07%
63.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. – Bialystok	Trade and services in oil industry	24.00%	24.00%	140	0.09%	7,192	0.07%	4,506	0.04%
64.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. - Szczecin	Production, sales, services	24.00%	24.00%	(28)	(0.02%)	6,894	0.06%	4,837	0.04%
65.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil Buwar Sp. z o.o.) – Legnica	Production and trade of petrochemical products	24.00%	24.00%	146	0.10%	9,085	0.08%	5,225	0.04%

(PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Net profit	% net profit of PKN ORLEN	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 June 2002	% total assets of PKN ORLEN
66.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. – Gdansk	Production and service activity	24.00%	24.00%	(14)	(0.01%)	10,687	0.10%	6,768	0.05%
67.	Petro-Pak S.A. – Mielec	Production and service activity	20.00%	20.00%	(4)	0.00%		0.00%	92	0.00%
68.	RAF-Uniwersal Sp. z o.o. – Jedlicze	Production and service activity	20.00%	20.00%	25	0.02%	1,018	0.01%	250	0.00%
	Total					**(7.05%)**		**4.53%**		**4.47%**

* Financial data as of 30 June 2002 is not available

** Entity in liquidation/bankruptcy

Due to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated.

(PLN thousand)

C. *Information about consolidated financial statements*

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further changes, "the Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree").

The consolidated financial statements are prepared for the period from 1 January 2002 to 30 June 2002, and the consolidated comparable data comprise: in reference to balance sheet and balance sheet explanatory notes data as of 31 December 2001 and 30 June 2001, and in reference to: profit and loss account, cash flow statement and explanatory notes to the profit and loss account – data for the period from 1 January 2001 to 30 June 2001.

The amended Accounting Act is in force from 1 January 2002. In order to provide comparability of data presented in the consolidated financial statements included in this consolidated half year report, financial data presented in consolidated financial statements for year 2001 and consolidated financial statements for 6 months ended 30 June 2001 was restated.

The financial data presented in the consolidated financial statements for six month ended 30 June 2001 and for year 2001 was restated by application of rules, that include regulations concerning presentation of financial statements, of the amended Accounting Act with the retrospective effect from 1 January 2001. Changes of the accounting rules introduced by the amendment of the Accounting Act were presented as adjustments of specific captions of financial statements for six months ended 30 June 2001 and year 2001 in amount corresponding to the proper period. The effect of changes of accounting rules concerning year 2000 and earlier periods was presented as an adjustment to "retained earnings". Description of changes of accounting policies resulting form application of amended accounting act regulations and their impact on financial results and equity of the Company and the Capital Group are presented in Point 61.

The accounting rules applied by the Capital Group in year 2001 were presented in the consolidated financial statements for the year 2001. The accounting rules applied for financial statements for periods beginning in year 2002 and for comparable data are presented in point D of the introduction.

The consolidated financial statements were prepared under assumption that the Company and Capital Group will continues as a going concern for foreseeable future. As of the date of authorisation of consolidated financial statements, there were no facts or circumstances, indicating any threat of going concern of the Company and significant entities of the Capital Group.

Auditor's opinions to financial statements of the Group for the year 2001 contained no qualifications. Financial statements for the six months ended 30 June 2002 and for the six months ended 30 June 2001 were not subject to an audit. Auditor's reports from review of financial statements contained no qualifications.

D. Description of accounting polices adopted by the Capital Group

a) Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods. Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

b) Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to the costs of development are reliably determined,
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of making development costs write offs does not exceed 5 years.

c) Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

d) Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.
Costs incurred after a fixed asset is put into operation, such as: overhauls, reviews, maintenance fees influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.
Fixed assets are depreciated in straight-line method over their estimated economic life. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied in reference to fixed assets:

Buildings and constructions	1.5- 10%
Plant and equipment	4- 30%
Transport	6- 20%
Other fixed assets	8.5- 25%

Low-value assets of estimated useful life below 1 year and cost less than 3.5 thousand zloty are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.

Value of land leased perpetually is not presented in balance sheet.

e) Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment losses. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

f) Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as long term receivables and presented at the amount of net leasing investment.

g) Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

h) Investments in subsidiaries

Shares in subsidiaries are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statement significant subsidiaries are consolidated.

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based in their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

i) Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

j) Receivables

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of collectibility of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

k) Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies.

l) Prepayments and deferred costs

Prepayments and deferred costs are expenses relating to periods later than period in which they were incurred. Such deferred costs mainly include: cost of excise duty (concerning inventory of goods), cost of catalysts, cost of insurance, cost concerning patronage agreements and leasing costs.

m) Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

- held-for-trade financial assets and liabilities,
- loans granted and own receivables,
- financial assets held to maturity,
- financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.
Current financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.
Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of the amended Act, are treated as loans granted and own receivables, irrespective of their maturity.
Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.
Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.
Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,

b) financial assets held to maturity,

c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,

d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

n) Derivatives

Derivatives possessed by the Company are not usually accounted for as hedging instruments and are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement.
Derivatives are among others: forward and futures contracts, options and swap contracts.
An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

o) Equity

Equity is presented in books in accordance with rules determined by law and the company's statute.

Share capital is stated at nominal value in compliance with the Statutory Regulations of the Company and the relevant entry in the Companies Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The capital reserve is generated by profit sharing, transfer of revaluation reserve and share premium.

Equity arisen due to conversion of securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

The revaluation reserve was established as result of the fixed assets revaluation as of 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

p) Provisions for liabilities

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds. Occurrence of the liability for which the provision was set diminishes the provision.

q) Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

r) Equity compensation plans costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

s) Environmental costs

Provisions for certain or highly probable future liabilities resulting from environment protection are recorded in case of existence of law requirements or existing policy regarding elimination pollutions, which costs may be reliably estimated.

t) Credits and loans

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to receive, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised purchase price with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

u) Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in associates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

Exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are accounted for in manner determined in article 35 paragraph 2 and 4 of the Act.

Exchange rate differences concerning assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

v) Sales, costs and financial result

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services are recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

Costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Capital Group's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the particularly excise tax related to sale of products of the Capital Group.

Dividends receivable are accounted for as financial income as of the day when the proper body learns about profit division resolution, unless the resolution does not determine an other day of right to the dividend acquisition.

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of products, goods and materials sold, valued at intial cost, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative

foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

w) Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between value book values and tax values of assets and liabilities companies of the Capital Group set up provisions and recognise assets resulting from deferred tax.

Deferred tax assets are set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settelement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

x) Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making an write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

y) Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liability is presented in balance sheet unless the probability of outflow of resources embodying economic benefits is insignificant.

Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

z) Related party transactions

According to the amended Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries and associates presented in the financial statement. Associates in case of the Capital Group are all entities directly or indirectly associated as well as direct or indirect subsidiaries not consolidated.

(PLN thousand)

aa) Investment allowance

In accordance with Decree of Ministry of Finance dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the companies from the PKN ORLEN Group benefited from investment allowance in period 1996- six months ended 30 June 2002. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

ab) Parent company's Management Board estimates

The preparation of consolidated financial statements requires Management of the Parent Company to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results may differ from results of those estimates. These estimates concern, among others, provisions, deferred costs and depreciation rates applied. During 2001 the PKN ORLEN Group has changed the estimate of environmental clean-up and remediation costs further presented in Note 21 E.

E. Main captions of consolidated financial statements calculated in EURO together with exchange rates of PLN

	the first six months of 2002	the first six months of 2001
NBP average exchange rate at the end of period	4.0091	3.3783
Arithmetic average of exchange rates (last day of the month)	3.7026	3.5806
Maximum exchange rate during the period (last day of the month)	4.0091	3.8015
Minimum exchange rate during the period (last day of the month)	3.5910	3.3783

SELECTED FINANCIAL DATA	PLN thousand 6 month period ended 30 .06.2002	EUR thousand 6 month period ended 30 .06.2002	PLN thousand 6 month period ended 30 .06.2001	EUR thousand 6 month period ended 30 .06.2001
I. Net sales of finished products, goods for resale and materials	12,053,778	3,255,490	12,262,202	3,311,781
II. Operating profit	399,339	107,854	391,997	105,871
III. Gross profit	301,289	81,372	328,786	88,799
IV. Net profit	199,141	53,784	239,062	64,566
V. Assets (as at the end of period)	14,430,840	3,599,521	14,532,787	3,624,950
VI. Liabilities and provisions for liabilities (as at the end of period)	6,103,470	1,522,404	6,431,111	1,604,128
VII. Long term liabilities (as at the end of period)	1,319,222	329,057	1,388,596	346,361
VIII. Short term liabilities (as at the end of period)	3,911,456	975,644	4,084,373	1,018,776
IX. Equity (as at the end of period)	7,648,424	1,907,766	7,373,408	1,839,168
X. Share capital (as at the end of period)	525,221	131,007	525,221	131,007
XI. Number of shares (as at the end of period)	420,177,137	420,177,137	420,177,137	420,177,137
XII. Net profit for 12 months per share (PLN/EURO)	0.78	0.21	*	*
XIII. Net book value per share (PLN/EURO)	18.20	4.54	17.55	4.38
XIV. Net cash flow from operating activities	789,646	213,268	1,486,155	401,381
XV. Net cash flows used in financing activities	(300,194)	(81,077)	(502,624)	(135,750)
XVI. Net cash flow used in investing activities	(475,500)	(128,423)	(861,335)	(232,630)

*The Group does not have comparable data of the profit for 12 months ended 30 June 2001.

Selected financial data were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published for 30 June 2002 – 4.0091 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2002 to 30 June 2002 – 3.7026 PLN/ EURO.

F. Financial statements according to International Financial Reporting Standards

As at 17 September 2002, the Parent Company prepared consolidated financial statements of the PKN ORLEN Group for the six months ended 30 June 2002 in accordance with International Financial Reporting Standards ("IFRS").
Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets based on market values) in accordance with relevant ordinances issued by the Minister of Finance. The last revaluation was ordered to reflect the consequences of inflation. The results of revaluation are shown as "Revaluation reserve", which is not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met.

Financial statements prepared under IFRS were subject to review by auditors, who issued a qualified auditors' review report with respect to non-including hyperinflation effects in accordance with IAS 29.

The consolidated financial statements were prepared in accordance with Polish Accounting Standards (PAS) and accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act. Apart from issue described above, these consolidated financial statements differ from consolidated financial statements prepared in accordance with IFRS in the following areas:

	Net profit for the 6 months ended 30 June 2002	Net profit for the 6 months ended 30 June 2001
	PLN million	
PAS basis consolidated *	199	239
Distributions from profit	-	(3)
Capitalisation of borrowing costs, net of depreciation	(4)	35
Amortisation of CPN goodwill	(5)	(5)
IFRS treatment of negative goodwill from consolidation	4	(5)
Deferred tax on the above	2	(8)
Others	(15)	(8)
	------	------
IFRS consolidated	181	245
	======	======

	Equity as at 30 June 2002	Equity as at 31 December 2001	Equity as at 30 June 2001
	PLN million		
PAS basis consolidated*	7,649	7,501	7,373
Capitalisation of borrowing costs net of depreciation	547	551	524
CPN goodwill, net	78	83	89
IFRS adjustment for negative goodwill from consolidation	(75)	(79)	(67)
Deferred tax on the above	(121)	(123)	(118)
Others	11	25	26
	------	------	------
IFRS consolidated	8,089	7,958	7,827
	======	======	======

* due to changes of PAS resulting from the amended accounting act, from 1 January 2002 financial data according to PAS as of 30 June 2002 were prepared according to the amended PAS regulations; comparable data for the six months ended 30 June 2001 and as of 31 December 2001 was restated according to amended PAS and differ from previously published.

a) Distribution from profit

According to Polish business practice shareholders of the Parent Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Parent Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b) Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to a project. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
According to IFRS, the borrowing costs are capitalised pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs".

c) Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees. For the purposes of consolidated financial statements according to PAS the merger, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d) IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amended accounting act came into effect, negative goodwill from consolidation was written off to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is recognised in the way described in Note D (h).

e) Deferred tax

As a consequence of adjusting the consolidated financial statements prepared in accordance with PAS, the deferred tax position has been changed.

f) Sales revenues according to IFRS

According to PAS sales revenues and selling costs include excise tax, charged by PKN ORLEN and other entities of the Group on the products subject to excise tax and included in realised revenues.

For the purpose of IFRS financial statements, the amount of excise tax calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amounts of 4,620 million zloty and 4,122 million zloty in the six month periods ended 30 June 2002 and 30 June 2001, respectively.

g) Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under IFRS.

(in thousand PLN)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

	30 June 2002	31 December 2001	30 June 2001
ASSETS			
I. Fixed assets	9,648,391	9,715,294	9,409,056
1. Intangible assets, including:	95,369	94,321	72,305
- goodwill	165	176	211
2. Goodwill on consolidation of subordinated entities	4,145	4,138	6,096
3. Tangible fixed assets	8,552,423	8,621,182	8,555,434
4. Long term receivables	14,246	14,057	20,477
4.1. From subordinated entities	-	-	-
4.2. From other entities	14,246	14,057	20,477
5. Long term investments	758,141	762,617	541,568
5.1. Real estates	-	-	-
5.2. Intangible assets	-	-	-
5.3. Long term financial assets	758,141	762,617	541,568
a) in subordinated entities, including:	181,532	179,901	134,211
- shares in subordinated entities accounted for on an equity basis	64,860	70,644	64,395
- shares in unconsolidated subordinated companies and joint venture entities	32,668	23,276	20,811
b) in other entities	576,609	582,716	407,357
5.4. Other long term investments	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	224,067	218,979	213,176
6.1. Deferred tax assets	30,135	20,756	14,790
6.2. Prepayments and deferred costs	193,932	198,223	198,386
II. Current assets	4,782,449	4,393,987	5,123,731
1. Inventories	2,432,932	2,185,333	2,489,326
2. Short term receivables	1,597,170	1,549,411	1,754,976
2.1. From subordinated entities	139,841	117,336	68,951
2.2. From other entities	1,457,329	1,432,075	1,686,025
3. Short term investments	257,656	230,346	336,131
3.1. Short term financial assets	246,081	214,883	322,984
a) in subordinated entities	-	-	-
b) in other entities	28,744	11,498	24,422
c) cash and cash equivalents	217,337	203,385	298,562
3.2. Other short term investments	11,575	15,463	13,147
4. Short term prepayments and deferred costs	494,691	428,897	543,298
Total assets	**14,430,840**	**14,109,281**	**14,532,787**

(in thousand PLN)

	30 June 2002	31 December 2001	30 June 2001
LIABILITIES			
I. Shareholders equity	7,648,424	7,501,139	7,373,408
1. Share capital	525,221	525,221	525,221
2. Unpaid share capital (negative value)	-	-	-
3. Own shares (negative value)	-	-	-
4. Capital reserve	5,743,830	5,501,578	5,489,970
5. Revaluation reserve	727,951	732,196	742,283
6. Other capital reserves	53,476	53,542	53,542
7. Foreign exchange gain on inclusion of subordinated entities	4	4	4
8. Undistributed profit from previous years	398,801	322,732	323,326
9. Net profit	199,141	365,866	239,062
10. Distribution from profit during financial year (negative value)	-	-	-
II. Minority interests	407,573	396,853	395,362
III. Negative goodwill on subordinated entities	271,373	291,715	332,906
IV. Liabilities and provisions for liabilities	6,103,470	5,919,574	6,431,111
1. Provisions for liabilities	802,395	816,441	925,743
1.1. Provision for deferred tax	237,221	238,133	245,123
1.2. Retirement benefits and similar provisions	137,634	137,963	126,637
a) long term	116,066	108,589	105,641
b) short term	21,568	29,374	20,996
1.3. Other provisions	427,540	440,345	553,983
a) long term	349,581	362,145	519,666
b) short term	77,959	78,200	34,317
2. Long term liabilities	1,319,222	1,305,952	1,388,596
2.1. To subordinated entities	-	-	-
2.2. To other entities	1,319,222	1,305,952	1,388,596
3. Short term liabilities	3,911,456	3,734,775	4,084,373
2.1. To subordinated entities	33,732	50,468	19,418
3.2. To other entities	3,819,416	3,632,895	3,996,893
3.3. Special funds	58,308	51,412	68,062
4. Accruals and deferred income	70,397	62,406	32,399
4.1. Negative goodwill	618	843	-
4.2. Other accruals and deferred income	69,779	61,563	32,399
a) long term	7,041	3,513	1,069
b) short term	62,738	58,050	31,330
Total liabilities	**14,430,840**	**14,109,281**	**14,532,787**

Net book value	7,648,424	7,501,139	7,373,408
Number of shares as at 30.06.2002	420,177,137	420,177,137	420,177,137
Net book value per share (in zloty)	18.20	17.85	17.55
Expected number of shares	420,177,137	420,177,137	420,177,137*
Diluted net book value per share (in zloty)	18.20	17.85	17.55

***Diluted ratios are calculated according to IFRS and differ from previously published**

1. Contingent receivables	-	-	-
1.1. From subordinated entities	-	-	-
- received guarantees and sureties	-	-	-
1.2. From other entities	-	-	-
- received guarantees and sureties	-	-	-
2. Contingent liabilities	4,381	5,964	20,401
2.1. To subordinated entities	1,299	1,430	3,540
- granted guarantees and sureties	1,299	1,430	3,540
2.2. To other entities	3,082	4,534	16,861
- granted guarantees and sureties	3,082	4,534	16,861
3. Other	46,303	50,227	62,546
Total off-balance sheet items	**50,684**	**56,191**	**82,947**

(in thousand PLN)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED INCOME STATEMENT

	30 June 2002	30 June 2001
I. Net sales including:	12,053,778	12,262,202
- from subordinated entities	271,027	87,257
1. Net sales of finished products	11,305,170	11,470,715
2. Net sales of goods for resale and materials	748,608	791,487
II. Cost of goods sold, including:	(5,797,101)	(6,658,288)
- to subordinated entities	(239,516)	(59,514)
1. Cost of sales of finished products	(5,209,713)	(5,940,107)
2. Cost of goods for resale and materials sold	(587,388)	(718,181)
III. Gross profit on sales (I-II)	6,256,677	5,603,914
IV. Selling and distribution costs	(5,402,532)	(4,841,530)
V. General and administration expenses	(426,064)	(400,637)
VI. Profit on sales (III-IV-V)	*428,081*	*361,747*
VII. Other operating income	105,147	104,253
1. Profit on disposal of non-financial fixed assets	17,698	1,046
2. Grants	75	2,757
3. Other	87,374	100,450
VIII. Other operating expenses	(133,889)	(74,003)
1. Loss from disposal of non-financial fixed assets	(8,870)	(1,772)
2. Impairment of non-financial assets	(13,862)	-
3. Other	(111,157)	(72,231)
IX. Operating profit (VI+VII-VIII)	399,339	391,997
X. Financial income	83,981	197,253
1. Dividends and shares in profits, including:	-	1,005
- from subordinated entities	-	-
2. Interest, including:	36,812	50,597
- from subordinated entities	726	62
3. Profit from sale of investments	4,638	49,506
4. Revaluation of investments	375	245
5. Other	42,156	95,900
XI. Financial expenses	(200,526)	(284,482)
1. Interest, including:	(110,096)	(221,240)
- to subordinated entities	(1,124)	(155)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(650)	(3,745)
4. Other	(89,780)	(59,497)
XII. Profit (loss) on sale of shares in subordinated entities	-	-
XIII. Gross profit (IX+X-XI+/-XII)	282,794	304,768
XIV. Extraordinary items (XIV.1. - XIV.2.)	(2,824)	1,906
1. Extraordinary gains	1,173	3,639
2. Extraordinary losses	(3,997)	(1,733)
XV. Amortisation of goodwill from subordinated entities	(522)	(1,239)
XVI. Write-off of negative goodwill from subordinated entities	21,841	23,351
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	301,289	328,786
XVIII. Income tax	(96,249)	(93,801)
a) current part	(105,960)	(54,112)
b) deferred part	9,711	(39,689)
XIX. Other obligatory charges on profit	-	-
XX. Income from associated companies accounted for under the equity method	6,158	17,937
XXI. Minority interests	(12,057)	(13,860)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	199,141	239,062

	30 June 2002	30 June 2001
Net profit for 12 months (annualised)	325,946	*
Weighted average number of ordinary shares	420,177,137	420,177,137
Earnings per ordinary share (in PLN)	0.78	*
Diluted weighted average number of ordinary shares	420,177,137	420,177,137
Diluted earnings per share (in PLN)	0.78	*

* The Group does not have comparable data concerning profit for 12 months ending 30 June 2001.

(in thousand PLN)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY

		30 June 2002	31 December 2001	30 June 2001
I. Shareholders equity at beginning of period		7,419,130	7,086,147	7,086,147
a) changes in accounting policies		82,009	58,637	58,637
b) corrections of fundamental errors		-	-	-
I. a. Shareholders equity at beginning of period restated for comparative data		7,501,139	7,144,784	7,144,784
1. Share capital at beginning of period		525,221	525,221	525,221
1.1.Movements in share capital		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
1.2. Share capital at end of period		525,221	525,221	525,221
2. Unpaid share capital at beginning of period		-	-	-
2.1. Movements in unpaid share capital		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
2.2. Unpaid share capital at end of period		-	-	-
3. Own shares at beginning of period		-	-	-
3.1. Movement in own shares		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
3.2 Own shares at end of period		-	-	-
4. Capital reserve at beginning of period		5,501,578	4,728,181	4,728,181
4.1. Movements in capital reserve		242,252	773,397	761,789
a) increases		242,252	773,397	761,789
- share premium		-	-	-
- distribution of profits (by articles)		-	-	-
- apportionment of profits (over the minimum provided for by the articles)		239,214	746,738	746,919
- transfer from capital reserves due to revaluation of fixed assets disposed		3,038	13,114	2,403
- other		-	13,545	12,467
b) decreases		-	-	-
4.2. Capital reserve at end of period	15	5,743,830	5,501,578	5,489,970
5. Revaluation reserve at beginning of period		734,796	747,910	747,910
- changes in accounting policies, restatement of opening balance		(2,600)	(3,960)	(3,960)
5a. Revaluation reserve at beginning of period restated for comparative data		732,196	743,950	743,950
5.1. Movements in revaluation reserve		(4,245)	(11,754)	(1,667)
a) increases		146	1,743	943
- deferred tax assets related to entries made to revaluation reserve		146	-	943
- other		-	1,743	-
b) decreases		(4,391)	(13,497)	(2,610)
- *fixed assets disposals*		(3,038)	(13,114)	(2,403)
- impairment of tangible fixed assets		(1,353)	-	-
- adjustment of long term investment		-	-	-
- deferred tax assets related to entries made to revaluation reserve		-	(383)	-
- other		-	-	(207)
5.2. Revaluation reserve at end of period	16	727,951	732,196	742,283
6. Other capital reserves at beginning of period		53,542	53,542	53,542
6.1. Movements in oher capital reserves		(66)	-	-
a) increases		-	-	-
b) decreases		(66)	-	-
6.2. Other capital reserves at end of period	17	53,476	53,542	53,542
7. Foreign exchange differences from recalculation of subordinated entities		4	4	4
8. Undistributed profit from previous years at beginning of period		603,989	1,031,289	1,031,289
8.1. Undistributed profit from previous years at beginning of period		603,989	1,031,289	1,031,289
a) changes in accounting policies		84,609	62,596	62,596
b) corrections of fundamental errors		-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data		688,598	1,093,885	1,093,885
a) increases		-	586	900
b) decreases		(289,797)	(771,739)	(771,459)
- dividends paid		(50,421)	(21,009)	(21,009)
- *transfer to capital reserve*		(239,214)	(746,738)	(746,919)
- others		(162)	(3,992)	(3,531)
8.3. Undistributed profit from previous years at end of period		398,801	322,732	323,326
8.4. Undistributed loss from previous years at beginning of period		-	-	-
a) changes in accounting policies		-	-	-
b) corrections of fundamental errors		-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
8.6. Undistributed loss from previous years at end of period		-	-	-
8.7. Undistributed profit from previous years at end of period		398,801	322,732	323,326
9. Net profit for the financial year		199,141	365,866	239,062
a) net profit		199,141	365,866	239,062
b) net loss		-	-	-
c) distribution from current year profit		-	-	-
II. Shareholders equity at end of period		7,648,424	7,501,139	7,373,408

(in thousand PLN)

CONSOLIDATED CASH FLOW STATEMENT

	30 June 2002	30 June 2001
A. Cash flow from operating activities		
I. Net profit for the year	199,141	239,062
II. Total adjustments	590,505	1,247,093
1. Profit from minority interests	12,057	13,860
2. Net (profit) from subordinated entities accounted for an equity method	(6,158)	(17,937)
3. Depreciation	504,221	443,138
- including amortisation on goodwill from subordinated entities or negative goodwill write-offs in subordinated entities	(21,319)	(22,112)
4. Foreign exchange (gains)/losses	10,755	(17,368)
5. Interest and dividends	97,753	202,017
6. (Profit) loss from investing activities	(13,592)	(44,575)
7. Movements in provisions	(16,782)	(8,302)
8. Movements in stock	(247,556)	344,452
9. Movements in receivables	(30,788)	208,468
10. Movements in creditors falling due within one year (with the exception of loans)	333,421	275,883
11. Movements in prepayments and accruals	(56,157)	(143,515)
12. Other adjustments	3,331	(9,028)
III. Cash flow from operating activities (I+/-II)	789,646	1,486,155
B. Cash flow from investing activities		
I. Cash inflows from investing activities	146,258	216,950
1. Disposal of intangible fixed assets and tangible fixed assets	22,110	6,297
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	123,396	187,374
a) in subordinated entities	12,564	3,294
- sales of financial assets (except from short term securities)	98	2,194
- dividends and profits	12,007	1,100
- interest received	459	-
b) in other entities	110,832	184,080
- sales of financial assets (except from short term securities)	10,166	65,201
- sales of short term securities	89,536	114,511
- dividends and profits	-	990
- interest received	11,125	3,378
- other inflows from financial assets	5	-
4. Other inflows from investing activities	752	23,279
II. Cash outflows from investing activities	(621,758)	(1,078,285)
1. Purchases of intangible and tangible assets	(416,660)	(701,465)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(103,925)	(223,117)
a) in subordinated entities	(96)	(87,139)
- purchases of financial assets (except short term securities)	(96)	(87,139)
b) in other entities	(103,829)	(135,978)
- purchases of financial assets (except short term securities)	-	(174)
- purchases of short term securities	(103,567)	(135,475)
- loans granted	(262)	(329)
4. Dividend paid to minority shareholders	(970)	(1,014)
5. Other payments	(100,203)	(152,689)
III. Net cash flow used in investing activities	(475,500)	(861,335)
C. Cash flow from financing activities		
I. Inflows	862,969	1,258,699
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	316,904	771,073
3. Issuance of short term securities	545,755	486,340
4. Other inflows	310	1,286
II. Outflows	(1,163,163)	(1,761,323)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(428,547)	(1,021,435)
5. Repurchase of short term securities	(619,391)	(535,930)
6.-Other financial liabilities	-	-
7. Finance lease payments	(4,522)	(1,211)
8. Interest paid	(109,588)	(202,095)
9. Other payments	(1,115)	(652)
III. Net cash flows used in financing activities (I-II)	(300,194)	(502,624)
D. Net cash flow (A.III+/-B.III+/-C.III)	13,952	122,196
E. Balance sheet change in cash and cash equivalents	13,952	122,196
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	1,881	1,631
F. Total cash and cash equivalents at the beginning of the period	203,385	176,366
G. Total cash and cash equivalents at the end of the period (F+/- D)	217,337	298,562
- including those of limited availability	11,920	20,941

(in thousand PLN)

EXPLANATORY NOTES
NOTES TO THE BALANCE SHEET

Note 1A.

	30 June 2002	31 December 2001	30 June 2001
INTANGIBLE ASSETS			
a) development costs	193	118	177
b) company goodwill	165	176	211
c) licences, patents and similar assets	93,693	92,209	71,388
- computer software	3,519	4,072	3,802
d) other intangible fixed assets	918	1,818	390
e) payments on account intangible fixed assets	400	-	139
Total intangible assets	**95,369**	**94,321**	**72,305**

(in thousand PLN)

Note 1B

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)							
	a	b	c		d	e	Total intengible fixed assets
	development cost	goodwill	licences, patents and similar assets, including:	computer software	other intangible fixed assets	prepayments for intangible fixed assets	
a) gross book value at the beginning of period	609	211	163,660	15,062	2,982	-	167,462
b) additions	143	-	17,895	316	-	400	18,438
purchase	139	-	17,895	316	-	-	18,034
other	4	-	-	-	-	400	404
c) decreases	71	-	140	108	1,721	-	1,932
sales and liquidation	-	-	77	45	-	-	77
other	71	-	63	63	1,721	-	1,855
Transfers	-	-	-	(53)	-	-	-
d) gross value at the end of period	**681**	**211**	**181,415**	**15,217**	**1,261**	**400**	**183,968**
e) accumulated amortisation at the beginning of period	491	35	71,451	10,990	1,164	-	73,141
f) amortisation expense for the period (including)	(3)	11	16,271	979	(821)	-	15,458
- increases	64	21	16,569	1,252	92	-	16,746
amortisation	64	21	16,509	1,252	92	-	16,686
other	-	-	60	-	-	-	60
-decreases	67	10	298	273	913	-	1,288
sale and liquidation	-	-	105	80	-	-	105
contributions	67	-	33	33	-	-	100
other	-	10	160	160	913	-	1,083
Transfer	-	-	-	(271)	-	-	-
g) accumulated amortisation at end of period	**488**	**46**	**87,722**	**11,698**	**343**	-	**88,599**
h) valuation adjustments at the beginning of period	-	-	-	-	-	-	-
- increaes	-	-	-	-	-	-	-
- decreaes	-	-	-	-	-	-	-
i) valuation adjustments at the end of the period	-	-	-	-	-	-	-
j) net book value at the end of the period	**193**	**165**	**93,693**	**3,519**	**918**	**400**	**95,369**

(in thousand PLN)

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	30 June 2002	31 December 2001	30 June 2001
a) own	95,369	94,321	72,305
b) used on basis of lease, tenancy agreements or other agreement, including leasing:	-	-	-
Total intangible assets	**95,369**	**94,321**	**72,305**

Note 2A.

GOODWILL	30 June 2002	31 December 2001	30 June 2001
a) goodwill from consolidation - subsidiaries	452	-	346
b) goodwill from consolidation - joint-ventures	-	-	-
c) goodwill from consolidation - associated companies	3,693	4,138	5,750
Total goodwill from consolidation	**4,145**	**4,138**	**6,096**

Note 2B.

CHANGE IN GOODWILL FROM CONSOLIDATION - subsidiaries	30 June 2002	31 December 2001	30 June 2001
a) gross value at beginning of period	1,686	1,686	1,686
ORLEN Petroprofit Sp. z o.o.	1,623	1,623	1,623
Petrogaz Lapy Sp. z o.o.	63	63	63
b) increases:	493	-	-
Petrotel Sp. z o.o.	493	-	-
c) decreases:	-	-	-
d) gross value at end of period	2,179	1,686	1,686
ORLEN Petroprofit Sp. z o.o.	1,623	1,623	1,623
Petrogaz Lapy Sp. z o.o.	63	63	63
Petrotel Sp. z o.o.	493	-	-
e) accumulated amortisation at beginning of period	1,686	919	919
ORLEN Petroprofit Sp. z o.o.	1,623	880	880
Petrogaz Lapy Sp. z o.o.	63	39	39
f) amortisation for the period	41	767	421
ORLEN Petroprofit Sp. z o.o.	-	743	405
Petrogaz Lapy Sp. z o.o.	-	24	16
Petrotel Sp. z o.o.	41	-	-
g) decreses in godwill from consolidation	-	-	-
h) accumulated amortisation at end of period	1,727	1,686	1,340
ORLEN Petroprofit Sp. z o.o.	1,623	1,623	1,285
Petrogaz Lapy Sp. z o.o.	63	63	55
Petrotel Sp. z o.o.	41	-	-
i) net value at end of period	452	-	346
ORLEN Petroprofit Sp. z o.o.	-	-	338
Petrogaz Lapy Sp. z o.o.	-	-	8
Petrotel Sp. z o.o.	452	-	-

Note 2C.

CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES	30 June 2002	31 December 2001	30 June 2001
a) gross value at beginning of period	-	-	-
b) increases:	-	-	-
c) decreases:	-	-	-
d) gross value at end of period	-	-	-
e) accumulated amortisation at beginning of period	-	-	-
f) amortisation for the period	-	-	-
g) decreses in godwill from consolidation	-	-	-
h) accumulated amortisation at end of period	-	-	-
i) net value at end of period	-	-	-

(in thousand PLN)

Note 2D.

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES	30 June 2002	31 December 2001	30 June 2001
a) gross value at beginning of period	8,374	1,782	1,782
Naftoport Sp. z o.o.	8,326	1,782	1,782
Companies consolidated by Rafineria Trzebinia S.A.	48	-	-
b) increases:	36	6,592	6,568
Naftoport Sp. z o.o.	-	6,544	6,544
Companies consolidated by Rafineria Trzebinia S.A.	36	48	24
c) decreases	-	-	-
d) gross value at end of period	8,410	8,374	8,350
Naftoport Sp. z o.o.	8,326	8,326	8,326
Companies consolidated by Rafineria Trzebinia S.A.	84	48	24
e) accumulated amortisation at beginning of period	4,236	1,782	1,782
Naftoport Sp. z o.o.	4,236	1,782	1,782
f) amortisation for the period	481	2,454	818
Naftoport Sp. z o.o.	481	2,454	818
g) decreses in godwill from consolidation	-	-	-
h) Accumulated amortisation at end of period	4,717	4,236	2,600
Naftoport Sp. z o.o.	4,717	4,236	2,600
i) Net value at end of period	3,693	4,138	5,750
Naftoport Sp. z o.o.	3,609	4,090	5,726
Companies consolidated by Rafineria Trzebinia S.A.	84	48	24

Note 2E.

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF PURCHASE OF SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Goodwill from consolidation
ORLEN Petrogaz Łapy	2,050	1,987	63
ORLEN Petroprofit Sp. z o.o.	13,536	11,913	1,623
Naftoport Sp. z o.o.	17,060	8,734	8,326
Companies consolidated by Rafineria Trzebinia S.A.	194	110	84
Petrotel	4,321	3,828	493

Note 3A.

TANGIBLE ASSETS	30 June 2002	31 December 2001	30 June 2001
a) fixed assets, including:	7,904,712	7,760,851	7,263,174
- land (including perpetual leasehold)	136,060	132,396	124,848
- buildings and construction	4,602,253	4,415,712	4,111,162
- plant and equipment	2,943,896	2,993,482	2,822,859
- vehicles	150,212	146,372	140,588
- other fixed assets	72,291	72,889	63,717
b) construction in progress	537,119	843,428	1,258,753
c) payments on account construction in progress	110,592	16,903	33,507
Total tangible assets	**8,552,423**	**8,621,182**	**8,555,434**

(in thousand PLN)

NOTE 3B

MOVEMENTS IN TANGIBLE FIXED ASSETS (by groups)	-land (including perpetual lease agreements)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tangible fixed assets
a) gross value at beginning of period	143,397	7,548,757	8,161,913	506,781	214,648	16,575,496
b) additions	7,411	361,861	270,358	17,243	10,532	667,405
purchases	3,318	360,965	268,425	16,153	10,532	659,393
other	4,093	896	1,933	1,090	-	8,012
c) decreases	1,544	33,015	58,612	7,033	3,615	103,819
sales and liquidation	1,314	30,321	57,457	7,033	3,615	99,740
other	230	2,694	1,155	-	-	4,079
Transfers	-	3,870	(3,779)	-	(91)	-
d) gross value at end of period	**149,264**	**7,881,473**	**8,369,880**	**516,991**	**221,474**	**17,139,082**
e) accumulated depreciation at beginning of period	11,001	3,101,917	5,163,798	360,257	141,441	8,778,414
f) depreciation charge	2,203	135,163	261,997	6,284	7,433	413,080
- additions	3,751	157,583	318,123	18,211	12,397	510,065
depreciation for the period	2,845	157,583	317,978	18,051	12,397	508,854
other	906	-	145	160	-	1,211
- decreases	1,548	22,422	56,126	11,926	4,964	96,986
sales and liquidations	423	21,513	55,483	11,926	3,548	92,893
other	1,125	909	643	-	1,416	4,093
Transfers	-	3,778	(3,748)	-	(30)	-
g) accumulated depreciation at end of period	**13,204**	**3,240,856**	**5,422,047**	**366,542**	**148,844**	**9,191,493**
h) provision for fixed assets at beginning of period	-	31,128	4,633	152	318	36,231
- increases	-	13,305	1,470	179	46	15,000
- decreases	-	6,069	2,166	94	25	8,354
i) provision for fixed assets at end of period	-	**38,364**	**3,937**	**237**	**339**	**42,877**
j) net book value at end of period	**136,060**	**4,602,253**	**2,943,896**	**150,212**	**72,291**	**7,904,712**

(in thousand PLN)

Note 3C.

FIXED ASSETS BY CLASS OF OWNERSHIP	30 June 2002	31 December 2001	30 June 2001
a) own	7,871,297	7,730,389	7,237,308
b) used on the basis of lease, tenancy agreements or other agreement, including leasing:	33,415	30,462	25,867
Total fixed assets	**7,904,712**	**7,760,851**	**7,263,175**

Note 3D.

OFF-BALANCE SHEET FIXED ASSETS	30 June 2002	31 December 2001	30 June 2001
used on the basis of lease, tenancy agreements or other agreement, including leasing, together with:	658,881	706,076	725,378
- the amount of the perpetual usefruct	406,399	434,194	427,158
Total off-balance sheet fixed assets	**658,881**	**706,076**	**725,378**

Note 4A.

LONG TERM RECEIVABLES	30 June 2002	31 December 2001	30 June 2001
a) due from subordinated companies, including:	-	-	-
- from subordinated companies	-	-	-
- from joint-ventures	-	-	-
- from associated companies	-	-	-
b) from other companies	14,246	14,057	20,477
Net long term receivables	14,246	14,057	20,477
c) Bad and doubtful debt provision (positive value)	35	2,894	489
Gross long term receivables	**14,281**	**16,951**	**20,966**

Note 4B.

MOVEMENTS IN LONG TERM RECEIVABLES	30 June 2002	31 December 2001	30 June 2001
a) balance at beginning of period	16,951	22,887	22,887
b) increases	643	172	1,818
c) decreases	(3,313)	(6,108)	(3,739)
Long term receivables at end of period	**14,281**	**16,951**	**20,966**

Note 4C.

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM *RECEIVABLES*	30 June 2002	31 December 2001	30 June 2001
a) balance at beginning of period	2,894	1,564	1,564
b) increases of:	-	2,086	492
- initial receivable	-	162	-
- interest	-	1,579	480
- other	-	345	12
c) release of	-	(756)	(627)
- initial receivable	-	(756)	-
- interest	-	-	-
- other	-	-	(627)
d) utilization	(2,859)	-	(940)
- initial receivable	-	-	(59)
- interest	-	-	(881)
- other	(2,859)	-	-
Bad and doubtful debt provision for long term debtors at end of period	35	2,894	489

(in thousand PLN)

Note 4D.

LONG TERM RECEIVABLES (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	14,281	16,951	20,966
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
b1. unit/currency 1/USD	-	-	-
zlotys	-	-	-
b2. unit/currency 1/EUR	-	-	-
zlotys	-	-	-
b3. other currencies in zlotys	-	-	-
Total long term receivables	14,281	16,951	20,966

Note 5A.

MOVEMENTS IN REAL ESTATE	30 June 2002	31 December 2001	30 June 2001
a) balance at beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total real estate at the end of period	-	-	-

Note 5B.

MOVEMENTS IN INTANGIBLE ASSETS	30 June 2002	31 December 2001	30 June 2001
a) balance at beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total intangible fixed assets at the end of period	-	-	-

Note 5C.

LONG TERM FINANCIAL ASSETS	30 June 2002	31 December 2001	30 June 2001
a) in subordinated companies (not consolidated)	24,683	23,276	20,811
- stakes and shares	24,683	23,276	20,811
b) in joint-ventures (not consolidated)	-	-	-
c) in associated companies (not consolidated)	91,989	85,981	49,005
- stakes and shares	91,989	85,981	49,005
d) in subordinated, joint-venture and associated companies valuated on the equity basis	64,860	70,644	64,395
e) in significant investor	-	-	-
f) in dominant company	-	-	-
g) in other companies	576,609	582,716	407,357
- stakes and shares	475,790	482,916	406,583
- securities	-	-	1
- other securities	757	-	-
- loans granted	100,062	99,800	-
- other long term financial assets	-	-	773
Total long term financial assets	758,141	762,617	541,568

(in thousand PLN)

Note 5D.

LONG TERM FINANCIAL ASSETS	30 June 2002	31 December 2001	30 June 2001
I. Long term financial assets at the begging of the period			
a) in sobordinatede enities (not consolidated)	23,276	26,513	26,513
- stakes and shares	23,276	26,513	26,513
b) in associated companies (not consolidated)	85,981	52,265	52,265
- stakes and shares	85,981	52,265	52,265
c) in subordinated, joint-venture and associated companies valuated on the equity basis	70,644	346,657	346,657
- stakes and shares	70,644	346,657	346,657
d) in other companies	582,716	425,684	425,684
- stakes and shares	482,916	425,684	425,684
- loans granted	99,800	-	-
II. Increases in period			
a) in sobordinatede enities (not consolidated)	3,020	17,770	2,165
- stakes and shares	3,020	17,770	2,165
b) in associated companies (not consolidated)	6,008	34,227	15,925
- stakes and shares	6,008	34,227	15,925
c) in subordinated, joint-venture and associated companies valuated on the equity basis	6,770	29,611	21,008
- stakes and shares	6,770	29,611	21,008
d) in other companies	1,267	238,993	2,791
- stakes and shares	-	112,736	2,192
- securities	-	26,000	-
- other securities	757	-	-
- loans granted	510	100,257	-
- other long term financial assets	-	-	599
III. Decreases in period			
a) in sobordinatede enities (not consolidated)	1,613	21,007	7,867
- stakes and shares	1,613	21,007	7,867
b) in associated companies (not consolidated)	-	511	19,185
- stakes and shares	-	511	19,185
c) in subordinated, joint-venture and associated companies valuated on the equity basis	12,554	305,624	303,270
- stakes and shares	12,554	305,624	303,270
d) in other companies	7,374	81,961	21,118
- stakes and shares	7,126	55,504	21,118
- securities	-	26,000	-
- loans granted	248	457	-
- other long term financial assets	-	-	-
IV. Long term financial assets at the end of the period			
a) in sobordinatede enities (not consolidated)	24,683	23,276	20,811
- stakes and shares	24,683	23,276	20,811
b) in associated companies (not consolidated)	91,989	85,981	49,005
- stakes and shares	91,989	85,981	49,005
c) in subordinated, joint-venture and associated companies valuated on the equity basis	64,860	70,644	64,395
- stakes and shares	64,860	70,644	64,395
d) in other companies	576,609	582,716	407,357
- stakes and shares	475,790	482,916	406,758
- other securities	757	-	-
- loans granted	100,062	99,800	-
- other long term financial assets	-	-	599
I. Long term financial assets at the begging of the period	**762,617**	**851,119**	**851,119**
II. Increases in period	**17,065**	**320,601**	**41,889**
III. Decreases in period	**21,541**	**409,103**	**351,440**
IV. Long term financial assets at the end of the period	**758,141**	**762,617**	**541,568**

(in thousand PLN)

Note 5E

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
Subsidiaries consolidated													
1	ORLEN Petrogaz Plock Sp. z o.o. (former Petrogaz Plock Sp. z o.o.)	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24,824	2,357	-	22,467	100.00%	100.00%	
2	ORLEN PetroCentrum Sp. z o.o. (former PetroCentrum Sp. z o.o.)	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21,000	-	-	21,000	100.00%	100.00%	
3	ORLEN Medica Sp. z o.o. (former PetroLek Sp. z o.o.)	Plock	medical activity	subsidiary	full method	24.11.1997	13,273	2,234	-	11,039	100.00%	100.00%	
4	ORLEN Budonaft Sp. z o.o. (former CPN BUDONAFT Sp. z o.o.)	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3,795	-	-	3,795	100.00%	100.00%	
5	ORLEN Polimer Sp. z o.o. (former Petropolimer Sp. z o.o.)	Plock	polymers trading	subsidiary	full method	09.04.1998	2,000	-	-	2,000	100.00%	100.00%	
6	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	4	-	-	4	100.00%	100.00%	
7	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40,796	11,305	-	29,491	99.85%	99.85%	
8	ORLEN Transport Szczecin Sp. z o.o. (PKN Transport Szczecin Sp. z o.o.)	Szczecin	transport services	subsidiary	full method	15.06.2000	3,409	1,552	-	1,857	99.56%	99.56%	
9	ORLEN Transport Krakow Sp. z o.o. (former PKN Transport Krakow Sp. z o.o.)	Krakow	transport services	subsidiary	full method	05.06.2000	11,132	5,757	-	5,375	98.15%	98.15%	
10	ORLEN Transport Plock Sp. z o.o. (former PetroTransport Sp. z o.o.)	Plock	transport services	subsidiary	full method	23.12.1998	25,780	2,028	-	23,752	97.58%	97.58%	
11	ORLEN Transport Lublin Sp. z o.o. (former PKN Transport Lublin Sp. z o.o.)	Lublin	transport services	subsidiary	full method	09.06.2000	9,888	5,245	-	4,643	97.53%	97.53%	
12	ORLEN Transport Nowa Sol Sp. z o.o. (former PKN Transport Nowa Sol Sp. z o.o.)	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9,760	3,670	-	6,089	96.72%	96.72%	
13	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17,381	-	-	17,381	96.56%	96.56%	
14	ORLEN Transport Poznan Sp. z o.o. (former PKN Transport Poznan Sp. z o.o.)	Poznan	transport services	subsidiary	full method	01.06.2000	10,865	5,214	-	5,652	96.39%	96.39%	
15	ORLEN Transport Slupsk Sp. z o.o. (former PKN Transport Slupsk Sp. z o.o.)	Slupsk	transport services	subsidiary	full method	23.06.2000	6,515	2,966	-	3,549	96.18%	96.18%	
16	ORLEN Transport Warszawa Sp. z o.o. (former PKN Transport Warszawa Sp. z o.o.)	Izabelin (Warszawa)	transport services	subsidiary	full method	07.06.2000	5,945	3,317	-	2,628	94.49%	94.49%	
17	Petro - Oil Sp. z o.o.	Krakow	trading in chemicals, rafinery and	subsidiary	full method	27.08.1998	40,198	1,119	-	39,079	92.29%	92.29%	**
18	ORLEN Transport Olsztyn Sp. z o.o. (former PKN Transport Olsztyn Sp. z o.o.)	Olsztyn	transport services	subsidiary	full method	29.05.2000	5,646	2,766	-	2,880	91.97%	91.97%	
19	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	7,282	-	-	7,282	88.80%	88.80%	
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. (former PKN Transport Kedzierzyn-Kozle Sp. z o.o.)	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	4,629	2,694	-	1,934	87.88%	87.88%	
21	ORLEN PetroProfit Sp. z o.o. (former Petroprofit Sp. z o.o.)	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	13,536	-	-	13,536	85.00%	85.00%	
22	ORLEN WodKan Sp. z o.o. (former PetroKan Sp. z o.o.)	Plock	repairs of water supply and sewage installation	subsidiary	full method	22.07.1999	1,810	532	-	1,279	82.28%	82.28%	
23	Rafineria Trzebinia S.A.	Trzebinia	paraffine processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74,503	-	-	74,503	77.07%	77.07%	
24	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffine processing, production and sales of fuels and oils	subsidiary	full method	01.01.1999	64,000	-	-	64,000	75.00%	75.00%	
25	Anwil S.A.	Wloclawek	producing of PCV and fertilisers	subsidiary	full method	05.09.1995	173,852	-	-	173,852	74.97%	74.97%	
26	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17,560	-	-	17,560	70.54%	70.54%	
27	ORLEN Mechanika Sp. z o.o. (former PetroMechanika Sp. z o.o.)	Plock	repair services for mechanical division	subsidiary	full method	22.07.1999	3,021	205	-	2,817	68.17%	68.17%	
28	ORLEN PetroTank Sp. z o.o. (former Petro - Tank Sp. z o.o.)	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	7,050	-	-	7,050	60.00%	60.00%	
29	ORLEN Automatyka Sp. z o.o. (former Centrum Serwisowe Automatyki Sp. z o.o.)	Plock	repair services for automation	subsidiary	full method	30.04.1999	1,258	148	-	1,110	52.42%	52.42%	
30	ORLEN PetroZachod Sp. z o.o. (former PetroZachod Sp. z o.o.)	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9,200	-	-	9,200	51.83%	51.83%	
31	ORLEN Remont Sp. z o.o. (former PetroRemont Sp. z o.o.)	Plock	repairs of heat and power plant	subsidiary	full method	30.04.1999	1,230	421	-	809	51.23%	51.23%	
32	Petrolot Sp. z o.o.	Warszawa	liquid gas trade	subsidiary	full method	07.01.1997	10,220	-	-	10,220	51.00%	51.00%	
33	ORLEN Eltech Sp. z o.o. (former PetroEltech Sp. z o.o.)	Plock	repair services for electrical division	subsidiary	full method	22.07.1999	1,071	79	-	992	51.00%	51.00%	
34	ORLEN EnergoRem Sp. z o.o. (former PetroEnergoRem Sp. z o.o.)	Plock	repair services for petrochemical division	subsidiary	full method	30.04.1999	918	257	-	661	51.00%	51.00%	
35	ORLEN Wir Sp. z o.o. (former PetroWir Sp. z o.o.)	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	508	-	308	51.00%	51.00%	
36	ORLEN Projekt S.A. (former Petroprojekt S.A.)	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51.00%	51.00%	
37	Energomedia Sp. z o.o.*	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilisation	subsidiary	full method	08.12.1997	26,470	1,947	-	24,523	100.00%	100.00%	
38	Petrogaz Inowroclaw Sp. z o.o.*	Inowroclaw	liquid fuels trading	subsidiary	full method	08.05.1997	3,750	-	-	3,750	100.00%	100.00%	
39	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.*	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3,000	-	-	3,000	100.00%	100.00%	
40	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.*	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1,894	-	-	1,894	100.00%	100.00%	*** majority in the Supervisory Board belongs to Petro-Oil

(in thousand PLN)

Note 5E

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
41	RAF-KOLTRANS Sp. z o.o.*	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1,850	794	1,056	-	100.00%	100.00%	
42	Przedsiebiorstwo Rolne AGRO - Azoty Sp. z o.o. Koniewo*	Koniewo near Olsztyn	farm	subsidiary	full method	29.12.1995	988	-	988	-	100.00%	100.00%	
43	Bitrex Sp. z o.o.*	Trzebinia	production of asphalt, roofing paper, bituminous pulp and other crude oil products	subsidiary	full method	19.06.1996	702	-	-	702	100.00%	100.00%	
44	NaftoWax Sp. z o.o.*	Trzebinia	production and sales of parrafin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	50	-	-	50	100.00%	100.00%	
45	PetroNaft Sp. z o.o.*	Trzebinia	retail and wholesale trading of fuels, chemical and crude oil products	subsidiary	full method	22.04.1999	5,607	1,040	-	4,567	99.99%	99.99%	
46	NaftoTransRem Sp. z o.o.*	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	8,872	5,859	-	3,013	99.99%	99.99%	
47	RAF-ENERGIA Sp. z o.o.*	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1,495	-	1,352	143	99.65%	99.65%	
48	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.*	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99.20%	99.20%	
49	RAF-TRANS Sp. z o.o.*	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1,981	879	574	528	99.06%	99.06%	
50	EkoNaft Sp. z o.o.*	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99.00%	99.00%	
51	RAF-REMAT Sp. z o.o.*	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1999	1,688	239	818	631	96.12%	96.12%	
52	RAF-EKOLOGIA Sp. z o.o.*	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	-	636	-	92.74%	92.74%	
53	Petrogaz Lapy Sp. z o.o.*	Lapy	liquid gas trade	subsidiary	full method	19.06.1998	3,200	-	-	3,200	90.40%	90.40%	
54	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.*	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	880	-	-	880	88.00%	88.00%	****
55	P.U.S. i P. CHEMEKO Sp. z o.o.*	Wloclawek	research and analitycal services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55.93%	55.93%	
56	ORLEN Petrogaz Wroclaw Sp. z o.o. (former Petrogaz Wroclaw Sp. z o.o.)*	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1,600	-	-	1,600	51.61%	51.61%	
57	Montonaft Sp. z o.o.*	Trzebinia	building and assembling services	subsidiary	full method	14.07.1989	29	-	-	29	51.22%	51.22%	
58	Petrooktan Sp. z o.o.*	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51.00%	51.00%	
Total subsidiaries consolidated							710,394	65,132	5,424	639,839			
Subsiriaries not consolidated													
59	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	1,378	394	-	984	100.00%	100.00%	
60	Wisla Plock Sportowa S.A. (former ORLEN Sportowa S.A.)	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1,000	-	-	1,000	100.00%	100.00%	
61	ZAWITAJ swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	531	25	-	506	100.00%	100.00%	
62	ORLEN Ochrona Sp. z o.o. (former Petroochrona Sp. z o.o.)	Plock	security services	subsidiary	not consolidated	26.08.1998	500	-	-	500	100.00%	100.00%	
63	Z.W. Mazowsze Leba-Ulinia Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	456	268	-	188	100.00%	100.00%	
64	CPN Serwis Kielce Sp. z o.o.	Kielce	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.07.1999	322	113	-	208	100.00%	100.00%	
65	CPN Serwis Gdansk Sp. z o.o.	Gdansk	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.12.1999	223	109	-	114	100.00%	100.00%	
66	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	3,121	703	-	2,417	99.87%	99.87%	
67	Serwis Slupsk Sp. z o.o. (former CPN Serwis Slupsk Sp. z o.o.)	Slupsk	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	795	118	-	677	99.76%	99.76%	
68	CPN Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maitenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1,261	492	-	769	99.32%	99.32%	
69	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1,628	-	-	1,628	98.73%	98.73%	
70	Petromot Sp. z o.o.	Kedzierzyn-Kozle	maintenance and trade of cars	subsidiary	not consolidated	15.12.1999	976	5	-	971	97.56%	97.56%	
71	Serwis Rzeszow Sp. z o.o. (former CPN Serwis Rzeszow Sp. z o.o.)	Rzeszow	maitenance services for fuel stations and stores	subsidiary	not consolidated	07.09.1999	338	61	-	276	97.26%	97.26%	
72	CPN Serwis Lodz Sp. z o.o.	Lodz	maitenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591	475	-	117	97.25%	97.25%	
73	SERWIS PODLASIE Sp. z o.o. (former CPN Serwis Podlasie Sp. z o.o.)	Bialystok	maitenance services for fuel stations and stores	subsidiary	not consolidated	31.12.1999	239	118	-	121	89.67%	89.67%	
74	Serwis Mazowsze Sp. z o.o. (former CPN Serwis Mazowsze Sp. z o.o.)	Warszawa	maitenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	319	-	379	88.50%	88.50%	
75	Serwis Wroclaw Sp. z o.o. (former CPN Serwis Wroclaw Sp. z o.o.)	Wroclaw	maitenance services for fuel stations and stores	subsidiary	not consolidated	19.07.1999	180	42	-	138	83.31%	83.31%	
76	Serwis Krakow Sp. z o.o. (former CPN Serwis Krakow Sp. z o.o.)	Krakow	maitenance services for fuel stations and stores	subsidiary	not consolidated	20.05.1999	216	181	-	35	83.20%	83.20%	
77	B.H.T. Dromech S.A. Warszawa under liquidation	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2,111	-	2,111	-	81.14%	81.14%	
78	Serwis Kedzierzyn-Kozle Sp. z o.o. (former CPN Serwis Kedzierzyn-Kozle Sp. z o.o.)	Kedzierzyn-Kozle	maitenance services for fuel stations and stores	subsidiary	not consolidated	24.05.1999	200	46	-	154	80.00%	80.00%	

(in thousand PLN)

Note 5E

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
79	Serwis Szczecin Sp. z o.o. (former CPN Serwis Szczecin Sp. z o.o.)	Szczecin	maitenance services for fuel stations and stores	subsidiary	not consolidated	18.06.1999	164	6	-	158	78.09%	78.09%	
80	Serwis Zachod Sp. z o.o. (former CPN Serwis Zachod Sp. z o.o.)	Nowa Sol	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.01.2000	650	192	-	458	74.31%	74.31%	
81	CPN Marine Service Gdansk Sp. z o.o.	Gdansk	production, store and wholesa of fuel	subsidiary	not consolidated	12.11.1991	35	-	-	35	70.00%	70.00%	
82	Centrum Edukacji Sp. z o.o. (former Centrum Edukacji Przemyslu Naftowego Sp. z o.o.)	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69.43%	69.43%	
83	Serwis Katowice Sp. z o.o. (former CPN Serwis Katowice Sp. z o.o.)	Katowice	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	94	38	-	55	55.00%	55.00%	
84	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. (former Petrogaz Nowa Brzeznica Sp. z o.o.) under liquidation	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2,288	-	2,288	-	52.00%	52.00%	
85	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1,324	-	-	1,324	51.31%	51.31%	
86	CPN Serwis Poznan Sp. z o.o.	Poznan	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.09.1999	158	25	-	134	51.00%	51.00%	
87	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	not consolidated	10.09.2001	5,300	-	-	5,300	50.48%	50.48%	
88	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. (former OWP Krystynka Sp. z o.o.)*	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	16.05.1996	2,246	-	-	2,246	100.00%	100.00%	
89	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka*	Laka near Koszalin	farm	subsidiary	not consolidated	26.04.1996	883	-	500	383	100.00%	100.00%	
90	Zakladowa Straz Pozarna Sp. z o.o.*	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	1,496	644	-	852	99.97%	99.97%	
91	RAF-SLUZBA RATOWNICZA Sp. z o.o.*	Jedlicze	fire fighting and rescue services	subsidiary	not consolidated	09.04.1999	141	-	-	141	88.19%	88.19%	
92	Petromont Sp. z o.o.*	Niemce near Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85.00%	85.00%	
93	RAN-GGC Sp. z o.o.*	Gdansk	used oil collection	subsidiary	not consolidated	04.11.1998	102	-	-	102	80.63%	80.63%	
94	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.*	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	208	-	-	208	80.00%	80.00%	
95	MEDILOGISTYKA Sp. z o.o.*	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	40	-	-	40	80.00%	80.00%	
96	PetroUkraine Ltd Sp. z o.o.*	Lvov (Ukraine)	introduction of new technologies, forms of retailing and wholesale of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	-	-	33	80.00%	80.00%	
97	NTVK (Nacionaline Turto Valdybos Korporacija - spolka akcyjna)*	Vilnius (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	269	-	269	-	76.00%	76.00%	
98	MEDIKOR Sp. z o.o.*	Jedlicze	services and trade activities, medical supervising of work environment and sanitation	subsidiary	not consolidated	07.07.1999	77	-	-	77	73.33%	73.33%	
99	RAF-OCHRONA Sp. z o.o.*	Jedlicze	security services	subsidiary	not consolidated	04.02.1999	54	-	-	54	67.13%	67.13%	
100	VARIA S.A.*	Warszawa	transport and spedition services, wholesale and retail trade	subsidiary	not consolidated	07.10.1998	1,000	-	400	600	62.50%	62.50%	
101	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in form of Sp. z o.o. PETRO-Ukraina*	Lvov (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	-	175	-	62.00%	62.00%	*****
102	RAN-FLEX Sp. z o.o.*	Kielce	used oils collection	subsidiary	not consolidated	19.02.1998	26	-	-	26	52.00%	52.00%	

(in thousand PLN)

Note 5E

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
103	RAN-OIL Sp.z o.o.*	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	170	14	-	155	51.00%	51.00%	
104	RAN-STAROL Sp. z o.o.*	Katowice	used oils collection	subsidiary	not consolidated	01.09.1998	128	-	26	102	51.00%	51.00%	
105	RAN-SIGMA Sp. z o.o.*	Walbrzych	used oils collection	subsidiary	not consolidated	17.02.1998	51	-	-	51	51.00%	51.00%	
106	RAN-OLE-PAR Sp. z o.o.*	Lodz	used oils collection	subsidiary	not consolidated	31.08.1998	51	-	-	51	51.00%	51.00%	
107	RAN-AKSES Sp. z o.o.*	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	51	-	26	25	51.00%	51.00%	
108	RAN-AKANT Sp. z o.o.*	Lublin	used oils collection	subsidiary	not consolidated	16.02.1998	25	-	-	25	51.00%	51.00%	
109	RAN-PETROMEX Sp. z o.o.*	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	-	-	25	51.00%	51.00%	
110	RAN-KICZMER Sp. z o.o.*	Pisarzowice	used oils collection	subsidiary	not consolidated	07.05.1998	26	-	-	26	51.00%	51.00%	
111	RAN-DICKMAR Sp. z o.o.*	Tarnobrzeg	used oils collection	subsidiary	not consolidated	25.06.1998	26	-	-	26	51.00%	51.00%	
112	RAN-WATT Sp. z o.o.*	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	-	26	-	51.00%	51.00%	
113	RAN-MEGA Sp. z o.o.*	Gliwice	used oils collection	subsidiary	not consolidated	28.05.1998	26	-	26	-	51.00%	51.00%	
Total subsidiaries not consolidated							**34,920**	**4,388**	**5,847**	**24,683**			
Associates consolidated under equity method													
114	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35,319	-	-	46,736	48.71%	48.71%	
115	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4,800	-	-	5,695	40.00%	40.00%	
116	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	725	20.00%	20.00%	
117	P.U.P. WIRCOM Sp. z o.o.*	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	15	-	-	1,417	49.02%	49.02%	
118	Z.U.P. EKO-DROG Sp. z o.o.*	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	2	-	-	613	48.78%	48.78%	
119	P.W. EURO-TRANSCHEM Sp. z o.o.*	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	650	47.95%	47.95%	
120	P.H.U.P. TRANSCHEM Sp. z o.o.*	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	2,665	47.39%	47.39%	
121	Z.M. Azomet Sp. z o.o.*	Wloclawek	installation-industrial services, repairs	associate	equity method	26.02.1993	26	-	-	1,949	47.12%	47.12%	
122	APEX-ELZAR Sp. z o.o.*	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1,200	46.96%	46.96%	
123	S.P.P. PROFMED Sp. z o.o.*	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	173	45.86%	45.86%	
124	P.P.H.U. ARBUD Sp. z o.o.*	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1,085	45.26%	45.26%	
125	ZOH Sp. z o.o.*	Wloclawek	office support for schools and advisory services	associate	equity method	14.12.1994	5	-	-	206	45.05%	45.05%	
126	P.W. PRAKON Sp. z o.o.*	Wloclawek	maintenance and laundry services	associate	equity method	21.09.1994	2	-	-	134	32.84%	32.84%	
127	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.*	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1,425	-	-	1,288	24.00%	24.00%	Majority in the Supervisory Board
128	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.*	Olkusz	production, trade, services	associate	equity method	09.04.2001	194	-	-	30	24.00%	24.00%	Majority in the Supervisory Board
129	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.*	Suchy Las near Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	193	22.00%	22.00%	Majority in the Supervisory Board
130	DWS PERLA Sp. z o.o.*	Ustka	recreational services	associate	equity method	26.04.1994	4	-	-	161	20.24%	20.24%	
Total associates consolidated under equity method							**42,493**	**-**	**-**	**64,860**			

(in thousand PLN)

Note 5E

No	a	b	c	d	e	f	g	h	i	j	k	l	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
Associates not consolidated													
131	Niezalezny Operator Miedzystrefowy Sp. z o.o.******	Warszawa	telecommunication services	associate	not consolidated	31.05.2000	84,004			84,004	35.00%	35.00%	
132	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700			700	35.00%	35.00%	
133	Ship-Service S.A.	Szczecin	ship servicing in sea ports, loading and storing of goods	associate	not consolidated	19.02.2002	6,000			6,000	30.43%	25.82%	
134	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54		11	65	49.00%	49.00%	Majority in the Supervisory Board
135	RAN-BIALY Sp. z o.o.*	Bialystok	used oils collection	associate	not consolidated	04.10.2000	70	9		61	46.70%	46.70%	
136	Piast Sp. z o.o.*	Krakow	fuels trade	associate	not consolidated	12.09.1991	360			360	40.00%	40.00%	
137	Petro-Oil SEEWAX Sp. z o.o.*	Sulejowek near Warszawa	trade and services in oil industry	associate	not consolidated	18.08.1999	190			190	25.00%	25.00%	Majority in the Supervisory Board
138	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.*	Bialystok	trade and services in oil industry	associate	not consolidated	26.10.2000	168			168	24.00%	24.00%	Majority in the Supervisory Board
139	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.*	Szczecin	production, trade and services	associate	not consolidated	27.12.2000	168			168	24.00%	24.00%	Majority in the Supervisory Board
140	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil BUWAR Sp. z o.o.)*	Legnica	production and trade of petrochemical products	associate	not consolidated	17.11.1999	132			132	24.00%	24.00%	Majority in the Supervisory Board
141	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.*	Gdansk	trade and services in oil industry	associate	not consolidated	02.10.2000	108			108	24.00%	24.00%	Majority in the Supervisory Board
142	Petro-Pak S.A.*	Mielec	production, trade and services	associate	not consolidated	28.11.2000	20			20	20.00%	20.00%	
143	RAF-UNIWERSAL Sp. z o.o.*	Jedlicze	trade and services	associate	not consolidated	06.01.1999	13			13	20.00%	20.00%	
Total associates not consolidated							91,987	9	11	91,989			

* Subsidiaries and associates of the companies fully consolidated (Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., Petro-Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Petrogaz Plock Sp. z o.o, ORLEN M

** the Company - 9.00%, Rafineria Trzebinia S.A. - 75.58%, Rafineria Nafty Jedlicze S.A. - 7.71%

*** Petro-Oil Sp. z o.o. - 24%, ORLEN PetroProfit Sp. z o.o. - 76%

**** *Rafineria Nafty Jedlicze S.A. - 80%, Rafineria Trzebinia S.A. - 8%*

***** ORLEN PetroProfit Sp. z o.o. 31%, ORLEN PetroTank Sp. z o.o. 31%

****** The Company has an put option of NOM shares for price not lower than carrying value as at 30 June 2002.

(in thousand PLN)

Note 5F

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

	a	m						n		o		p	q	r	s	t
		equity, including:						Entity's payables		Entity's receivables						
No	Name of entity	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	including:	long-term	including	long-term	Entity's total assets	Financial income	Sales	unpaid share capital	dividends and share in profits received and due for the last year
Subsidiaries																
1	ORLEN Petrogaz Plock Sp. z o.o. (former Petrogaz Plock Sp. z o.o.)	24,823		22,658	10,857	8,586	2,271	43,627	6,790	33,164	539	103,014	507	146,747		
2	ORLEN PetroCentrum Sp. z o.o. (former PetroCentrum Sp. z o.o.)	21,000		19,978	207	61	146	10,822		5,267		54,990	472	63,534		
3	ORLEN Medica Sp. z o.o. (former PetroLek Sp. z o.o.)	13,273		590	254		254	1,815		1,079		15,949	66	7,087		
4	ORLEN Budonaft Sp. z o.o. (former CPN BUDONAFT Sp. z o.o.)	3,795		1,327	(4,749)	(967)	(3,782)	9,077	130	2,586		10,672	4	8,615		
5	ORLEN Polimer Sp. z o.o. (former PetroPolimer Sp. z o.o.)	2,000		5,043	1,061	12	1,049	12,085		7,251		20,188	328	39,883		
6	ORLEN Powiernik Sp. z o.o.	4		230,344	14		14	8		10		230,369		60		
7	ORLEN KolTrans Sp. z o.o.	40,859			1,260	797	463	1,305		2,312		43,779	445	7,603		
8	ORLEN Transport Szczecin Sp. z o.o. (former PKN Transport Szczecin Sp. z o.o.)	3,424		1,083	63	(246)	309	955	174	1,149		6,111	50	2,920		
9	ORLEN Transport Krakow Sp. z o.o. (former PKN Transport Krakow Sp. z o.o.)	11,342		187	(838)	(733)	(105)	1,923		4,259		13,935	95	14,306		
10	ORLEN Transport Plock Sp. z o.o. (former PetroTransport Sp. z o.o.)	26,420		3,642	(2,017)	(2,261)	244	5,112		5,559		36,058	581	28,798		
11	ORLEN Transport Lublin Sp. z o.o. (former PKN Transport Lublin Sp. z o.o.)	10,139		3,051	192	(336)	528	1,548		3,580		16,305	292	7,767		
12	ORLEN Transport Nowa Sol Sp. z o.o. (former PKN Transport Nowa Sol Sp. z o.o.)	10,090		5,551	802	(706)	1,508	2,774		4,804		21,020	520	9,758		
13	Zaklad Budowy Aparatury S.A.	18,000		8,051	248	(2,003)	2,251	6,601		8,415		35,981	889	17,425		
14	ORLEN Transport Poznan Sp. z o.o. (former PKN Transport Poznan Sp. z o.o.)	11,273		2,953	199	(750)	949	2,116		3,231		18,249	355	10,765		
15	ORLEN Transport Slupsk Sp. z o.o. (former PKN Transport Slupsk Sp. z o.o.)	6,774		2,943	618	235	383	4,507	2,485	3,685		16,024	312	9,594		
16	ORLEN Transport Warszawa Sp. z o.o. (former PKN Transport Warszawa Sp. z o.o.)	6,291		176	56		56	1,123		2,131		9,441	98	5,360		
17	Petro - Oil Sp. z o.o.	43,558		7,794	4,534	(493)	5,019	83,733		85,049		139,619	394	193,726		
18	ORLEN Transport Olsztyn Sp. z o.o. (former PKN Transport Olsztyn Sp. z o.o.)	6,140		1,311	309		309	1,107		2,191		9,562	135	5,945		
19	Petrotel Sp. z o.o.	8,200		11,586	1,604		1,604	10,369	3,745	4,799		33,679	75	15,594		
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. (former PKN Transport Kedzierzyn-Kozle Sp. z o.o.)	5,267		1,319	(193)	(654)	461	1,265		2,610		8,754	108	6,634		
21	ORLEN PetroProfit Sp. z o.o. (former Petroprofit Sp. z o.o.)	11,500		16,226	(336)	582	(918)	54,638	5,145	23,538		83,356	760	160,646		
22	ORLEN WodKan Sp. z o.o. (former PetroKan Sp. z o.o.)	2,200		1,017	504		504	1,827		1,223		7,244	106	7,746		
23	Rafineria Trzebinia S.A.	43,042		151,515	25,775	483	25,292	61,671	2,167	54,972		293,736	4,089	431,927		
24	Rafineria Nafty Jedlicze S.A.	78,000		86,573	(18,767)	(7,384)	(11,383)	184,251	134,290	49,012		340,909	1,412	257,087		
25	Anwil S.A.	150,000		338,495	297,702	6,833	7,205	392,257	166,837	140,514	423	1,248,840	2,281	506,769		
26	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	19,146		32,714	20,738		5,566	133,325	117,913	9,904	143	211,690	494	41,500		
27	ORLEN Mechanika Sp. z o.o. (former PetroMechanika Sp. z o.o.)	4,432		1,763	1,904		1,904	5,381		3,758		16,583	203	19,070		
28	ORLEN PetroTank Sp. z o.o. (former Petro - Tank Sp. z o.o.)	11,750		25,242	7,136	2,174	4,962	210,429	22,544	142,288	205	263,987	1,314	584,731		
29	ORLEN Automatyka Sp. z o.o. (former Centrum Serwisowe Automatyki Sp. z o.o.)	2,400		5,024	754	(700)	1,454	4,157	89	3,386		16,350	377	12,990		
30	ORLEN PetroZachod Sp. z o.o. (former PetroZachod Sp. z o.o.)	17,749		6,371	(1,280)	(450)	(830)	59,701	4,511	40,052		84,017	384	167,146		
31	ORLEN Remont Sp. z o.o. (former PetroRemont Sp. z o.o.)	2,400		6,494	(423)	(1,840)	1,417	3,824		3,011		16,048	322	13,620		
32	Petrolot Sp. z o.o.	20,039		19,985	4,467	908	3,559	74,374	15,596	52,522		120,588	372	202,566		
33	ORLEN Eltech Sp. z o.o. (former PetroEltech Sp. z o.o.)	2,100		2,626	1,796		1,796	5,466		3,799		15,246	106	18,398		
34	ORLEN EnergoRem Sp. z o.o. (former PetroEnergoRem Sp. z o.o.)	1,500		12,908	90		90	3,134		3,847		21,964	690	9,852		
35	ORLEN Wir Sp. z o.o. (former PetroWir Sp. z o.o.)	1,800		1,171	378		378	2,687		2,353		8,192	196	9,049		
36	ORLEN Projekt S.A. (former Petroprojekt S.A.)	1,600		2,375	873		873	1,780		1,859		8,474	166	5,989		
37	Energomedia Sp. z o.o.	27,178		107	(670)	(860)	190	4,378		3,301		30,994	22	17,535		
38	Petrogaz Inowroclaw Sp. z o.o.	3,750		907	156		156	2,663	101	1,811		7,495		9,879		
39	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	3,000		4,008	379		379	9,987	1,909	12,316		18,678	63	23,947		
40	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	1,900		316	76	(9)	85	8,048		4,767		10,381	22	17,060		

(in thousand PLN)

Note 5F

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	m						n		o		p	q	r	s	t
		equity, including:						Entity's payables		Entity's receivables						
No	Name of entity	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	including:	long-term	including	long-term	Entity's total assets	Financial income	Sales	unpaid share capital	dividends and share in profits received and due for the last year
41	RAF-KOLTRANS Sp. z o.o.	1,850			(1,287)	(925)	(362)	650		356		1,213	1	1,618		
42	Przedsiebiorstwo Rolne AGRO - Azoty Sp. z o.o. Koniewo*	988			(2,006)	(1,577)	(429)	4,230	611	45		3,269		651		
43	Bitrex Sp. z o.o.	4		1,441	(827)	(229)	(598)	9,889		8,279		10,888	300	25,251		
44	NaftoWax Sp. z o.o.	4		1,061	311	(147)	458	6,383	15	2,439		7,744	115	45,169		
45	PetroNaft Sp. z o.o.	5,608		2,109	(6,722)	(26)	(6,696)	36,509	157	27,180		37,622	1,322	251,159		
46	NaftoTransRem Sp. z o.o.	9,054		251	(414)	(388)	(26)	1,663		1,502		10,555	16	5,486		46
47	RAF-ENERGIA Sp. z o.o.	1,500			(980)	(870)	(110)	2,252		1,612		2,772	4	10,216		
48	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	305			224		1	3,936	554	1,804		4,627		7,639		
49	RAF-TRANS Sp. z o.o.	2,000			(791)	(334)	(457)	634		518		1,843	14	2,113		
50	EkoNaft Sp. z o.o.	50		519	(34)	(275)	241	1,927		999		2,462	8	5,463		
51	RAF-REMAT Sp. z o.o.	1,756		353	(367)	(370)	3	1,415		846		3,157	49	3,379		
52	RAF-EKOLOGIA Sp. z o.o.	686		12	(593)	(289)	(304)	1,259		983		1,564	1	5,439		
53	Petrogaz Lapy Sp. z o.o.	3,540			(1,795)	(1,695)	(100)	1,969	227	656		3,722	2	5,047		
54	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	1,000			420		420	6,579		2,862		8,000	63	14,729		
55	P.U.S. i P. CHEMEKO Sp. z o.o.	18		1,938	131		131	723	44	1,341	8	2,904	22	3,343		
56	ORLEN Petrogaz Wroclaw Sp. z o.o. (former Petrogaz Wroclaw Sp. z o.o.)	3,100		783	306	(148)	454	4,279	546	2,124		8,513	2	12,346		
57	Montonaft Sp. z o.o.	8		1,857	(133)	110	(269)	3,276		3,115	187	5,008	3	7,296		
58	Petrooktan Sp. z o.o.	781		516	65		65	670		310		2,032		3,599		
59	Wisla Plock Sportowa S.A. (former Petro Plock Sportowa S.A.)	1,000		609	(2,121)	(364)	(1,757)	4,459	196	1,872		3,983	48	16,187		
60	SAMRELAKS Machocice Sp. z o.o.	1,378			(1,104)	(453)	(651)	1,004		289		1,278		1,117		
61	ZAWITAJ Swinoujscie Sp. z o.o.	531			(769)	(345)	(424)	508		177		712	3	713		
62	ORLEN Ochrona Sp. z o.o. (former Petroochrona Sp. z o.o.)	500		1,103	692		692	4,603	147	4,463		6,939	98	15,507		
63	CPN Serwis Kielce Sp. z o.o.	326			(59)		(59)	273		212		540	2	957		
64	Z.W. Mazowsze Leba-Ulinia Sp. z o.o.	456			(1,195)	(972)	(223)	3,912		155		3,174		761		
65	CPN Serwis Gdansk Sp. z o.o.	223		357	24		24	250		379		853	3	1,645		
66	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	3,125		491	232		232	734		1,515		4,601	31	6,313		
67	Serwis Slupsk Sp. z o.o. (former CPN Serwis Slupsk Sp. z o.o.)	796		1,443	158		158	498		681		2,904	40	2,000		
68	CPN Serwis Nowa Wies Wielka Sp. z o.o.	1,269		24	61		61	394		448		1,817	27	1,768		
69	D.W. Mazowsze Ustron Sp. z o.o.	1,649		2	(478)	(350)	(128)	405		64		1,580		512		
70	Petromot Sp. z o.o.	1,000			(1,281)	(1,023)	(258)	2,769	366	199		2,674	3	3,509		
71	Serwis Rzeszow Sp. z o.o. (former CPN Serwis Rzeszow Sp. z o.o.)	347			105		105	381		685		1,219	3	1,482		
72	CPN Serwis Lodz Sp. z o.o.	608		219	4		4	410		547		1,241	2	966		
73	Serwis Podlasie Sp. z o.o. (former CPN Serwis Podlasie Sp. z o.o.)	266		103	25		25	368		601		908	4	1,339		
74	Serwis Mazowsze Sp. z o.o. (former CPN Serwis Mazowsze Sp. z o.o.)	788		186	(471)		(471)	2,184		1,318		2,902	25	7,980		
75	Serwis Wroclaw Sp. z o.o. (former CPN Serwis Wroclaw Sp. z o.o.)	216		1,383	289		289	936		1,198		2,824	16	3,477		
76	Serwis Krakow Sp. z o.o. (former CPN Serwis Krakow Sp. z o.o.)	259	(300)	80	29		29	549		610		940		1,596		
77	B.H.T. Dromech S.A. Warszawa	company in liquidation														
78	Serwis Kedzierzyn-Kozle Sp. z o.o.	250		79	3		3	207		275		539	2	752		
79	Serwis Szczecin Sp. z o.o.	210		267	61		61	273	28	633	4	1,165	8	1,502		
80	Serwis Zachod Sp. z o.o. (former CPN Serwis Zachod Sp. z o.o.)	874		401	33		33	735		1,013		2,044	9	2,853		
81	CPN Marine Service Gdansk Sp. z o.o.	50		126	(48)		(48)	118		130		247	4	923		
82	Centrum Edukacji Sp. z o.o. (former Centrum Edukacji Przemyslu Naftowego Sp. z o.o.)	654		294	23		23	1,058		590		2,722	51	3,425		
83	Serwis Katowice Sp. z o.o.	170		477	74		74	458		586		1,212	14	1,820		

(in thousand PLN)

Note 5F

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	m						n		o		p	q	r	s	t
		equity, including:						Entity's payables		Entity's receivables						
	Name of entity	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	including:	long-term	including	long-term	Entity's total assets	Financial income	Sales	unpaid share capital	dividends and share in profits received and due for the last year
84	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. (former Petrogaz Nowa Brzeznica Sp. z o.o.)	company in liquidation														
85	Petromor Sp. z o.o.	2,580		64	(56)		(56)	21		7		2,609	53	293		
86	CPN Serwis Poznan Sp. z o.o.	310		188	34		34	855		788		1,398	1	2,078		
87	ORLEN Morena Sp. z o.o.	10,500		55	640	(26)	666	7,594		10,669		18,816	95	58,624		
88	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	2,295		121	35		35	254		170		2,716	3	924		
89	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. (former OWP Krystynka Sp. z o.o.)	883			(900)	(501)	(439)	1,688	644	114		1,675	1	934		
90	Zakladowa Straz Pozarna Sp. z o.o.	1,497		166	(86)		(86)	918		259		2,495	3	1,748		
91	RAF-SLUZBA RATOWNICZA Sp. z o.o.	160			(20)	(21)	1	392		330		531		1,543		
92	Petromont Sp. z o.o.	400		45	(27)	(8)	(19)	123		110		541	4	792		
93	RAN-GGC Sp. z o.o.	company's activities were terminated (no financial data)														
94	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	840			(1,360)	(1,253)	(107)	1,293		150		872		1,497		
95	MEDILOGISTYKA Sp. z o.o.	45			(9)	(5)	(4)	2		1		44		22		
96	PetroUkraina Ltd Sp. z o.o.	the company did not start operations (no financial data available)														
97	NTVK (Nacionaline Turto Valdybos Korporacija - joint stock company)	no financial data available as at 30.06.2002														
98	MEDIKOR Sp. z o.o.	105		22	(1)		(1)	28		50		154		283		
99	RAF-OCHRONA Sp. z o.o.	80			(1)	7	(8)	236		200		315		767		
100	VARIA S.A.	1,600			(964)	(1,052)	88	7,305	2,375	2,310		5,566		3,035		
101	Polish-Ukrainian joint-venture formed as a limited liability company PETRO-UKRAINA	company in liquidation														
102	RAN-FLEX Sp. z o.o.	50		194	(30)	11	(41)	119		260		333		1,359		
103	RAN-STAROL Sp. z o.o.	331		337	(26)		(26)	79		189		721	7	827		
104	RAN-SIGMA Sp. z o.o.	250			(242)	(165)	(77)	500		394		507		1,973		
105	RAN-OLE-PAR Sp. z o.o.	100		129	(33)		(33)	146		160		341		1,553		
106	RAN-OIL Sp.z o.o.	100		23	(29)		(29)	91		77		185		409		
107	RAN-AKANT Sp. z o.o.	100			(12)	(38)	26	97		37		185	4	626		
108	RAN-PETROMEX Sp. z o.o.	50		2	(166)	(96)	(70)	213		68		98	1	397		
109	RAN-KICZMER Sp. z o.o.	50		62	(290)	7	(297)	195		16		17		221		
110	RAN-DICKMAR Sp. z o.o.	50		196	(4)		(4)	93		163		335	11	1,052		
111	RAN-AKSES Sp. z o.o.	50		219	31		31	302		266		602	4	1,603		
112	RAN-WATT Sp. z o.o.	company in liquidation														
113	RAN-MEGA Sp. z o.o.	50			(108)	(85)	(23)	1,131		993		1,073		1,567		
	TOTAL	749,831	(300)	1,065,731	331,904	(13,616)	46,387	1,565,254	490,336	834,756	1,509	3,877,513	21,607	3,692,802		46

(in thousand PLN)

Note 5F

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	m						n		o		p	q	r	s	t
		equity, including:						Entity's payables		Entity's receivables						
	Name of entity	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	including:	long-term	including	long-term	Entity's total assets	Financial income	Sales	unpaid share capital	dividends and share in profits received and due for the last year
Associates																
114	Naftoport Sp. z o.o.	45,942		8,187	41,818	87	12,274	2,073		1,591		99,745	1,328	254		
115	Flexpol Sp. z o.o.	12,000			2,237		2,237	11,392		13,788		26,420	464	32,994		1,854
116	Chemiepetrol GmbH	205			3,422	3,454	(30)	2,211		5,464		8,416	36	14,671		
117	P.U.P. WIRCOM Sp. z o.o.	31		3,529	(668)		(668)	1,887	116	2,835		4,856	3	5,143		
118	Z.U.P. EKO-DROG Sp. z o.o.	4		1,002	260	105	(12)	353		751		1,676	13	1,704		
119	P.W. EURO-TRANSCHEM Sp. z o.o.	24		87	1,245		(96)	2,825	44	2,016		4,256	1	5,884		
120	P.H.U.P. TRANSCHEM Sp. z o.o.	232		202	5,190		367	1,893	74	2,325		7,538	25	7,653		
121	Z.M. Azomet Sp. z o.o.	56		4,152	(70)		(71)	4,268	161	5,511		9,396	7	9,016		
122	APEX-ELZAR Sp. z o.o.	294		1,927	336		(225)	1,418	244	1,664		4,014	41	3,618		
123	S.P.P. PROFMED Sp. z o.o.	16		395	(33)		(33)	327	32	470		736		1,941		
124	P.P.H.U. ARBUD Sp. z o.o.	10		47	2,339		(174)	978	26	1,665		3,460	11	3,357		
125	ZOH Sp. z o.o.	10		519	(72)		(72)	973	95	1,146		1,758	5	3,556		
126	P.W. PRAKON Sp. z o.o.	7		125	275		(6)	830	274	1,048		1,265		2,650		
127	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	6,000			167	100	67	22,888		11,693		29,076	135	37,468		
128	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	800			(345)	(192)	(153)	11,164		10,066		13,628	55	25,231		
129	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	148		920	8	3	5	16,132		11,610		17,995	124	31,148		
130	DWS PERLA Sp. z o.o.	21		560	211		7	344	89	295		1,147	15	1,576		
131	Niezalezny Operator Miedzystrefowy Sp. z o.o.	240,000			(49,504)	(41,716)	(7,788)	168,508		156,954	245	367,304	2,661	110,666		
132	Motell Sp. z o.o.	2,000			(1,697)	(1,450)	(247)	882		169		1,185	8	3,037		
133	Ship-Service S.A.	1,972		3,132	(920)	(2,723)	(361)	48,905	564	33,509		53,874	1,124	98,766		
134	Petro-Oil CZ s.r.o.	133			(132)	(8)	(124)	274		79		275		60		
135	RAN-BIALY Sp. z o.o.	150			(63)	(63)		47		59		134		293		
136	Piast Sp. z o.o.	900		1,183	1,069	278	165	10,366	1,067	8,884		12,173	562	67,624		
137	Petro-Oil SEEWAX Sp. z o.o.	760			13	12	1	8,136		4,004		8,909	6	15,884		
138	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	700		213	135	(5)	140	3,448	43	2,111		4,506		7,192		
139	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	700			(409)	(381)	(28)	4,538		3,228		4,837		6,894		
140	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil BUWAR Sp. z o.o.)	550		25	251	105	146	4,382		2,745		5,225	3	9,082		
141	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	450			(78)	(64)	(14)	6,391		3,337		6,768		10,687		
142	Petro-Pak S.A.	100			(29)	(25)	(4)	21		92		92				
143	RAF-UNIWERSAL Sp. z o.o.	65		8	9	(16)	25	168		153		250		1,018		
	TOTAL	**314,280**		**26,213**	**4,965**	**(42,499)**	**5,328**	**338,022**	**2,829**	**289,262**	**245**	**700,914**	**6,627**	**519,067**		**1,854**
	TOTAL (EURO)	**51**			**854**	**862**	**(8)**	**551**		**1,363**		**2,099**	**10**	**3,962**		

* Data not reviewed by Auditor

(in thousand PLN)

Note 5G

SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	j
					Entity's equity				
No	Name with indication of legal form	Location	Activity	Book value of shares	Share capital	Total equity	% of share capital owned	Share in votes on the General Shareholders Meeting	Dividends received for the financial year
1	Polkomtel S.A.	Warszawa	cellular telecommunication services	436,495	2,050,000	2,772,700	19.61%	19.61%	-
2	LG Petro Bank S.A.	Lodz	bank	35,247	111,283 **	290,445 **	19.99%	19.99%	-
3	NFI Piast S.A.	Warszawa	financial broker	1,969	*	*	4.88%	4.88%	-
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	855	*	*	3.57%	3.57%	-
5	Polimex-Cekop S.A.	Warszawa	foreign and domestic trade of chemicals, building production and designing services	468	*	*	0.52%	0.52%	-
6	Huta Stalowa Wola S.A. Zaklad Sprezynowania 1)	Stalowa Wola	weapons and army equipment production	230	160,000	*	0.17%	0.17%	-
7	Stocznia Gdynia S.A.	Gdynia	shipyard	180	*	*	0.12%	0.12%	-
8	Konsorcjum Drogowo-Mostowe "AUTOSTRADA" S.A.	Krakow	highways construction	120	1,009	760	11.90%	10.65%	-
9	Montonaft Sp. z o.o.	Jedlicze	assembling and building services	42	*	*	14.00%	14.00%	-
10	Autostrada Wschod S.A.	Rzeszow	highways and roads construction	40	630	439	6.35%	7.94%	-
11	Sudecko-Pomorskie Towarzystwo Drogowe S.A. 2)	Jelenia Gora	highways construction	25	972	*	12.44%	12.44%	-
12	HSW-Zaklad Mechaniczny Sp. z o.o 3)	Stalowa Wola	mechanic services	21	83,010	*	0.04%	0.04%	-
13	Lubelska Gielda Rolno Ogrodnicza	Lublin	trade	20	*	*	0.00%	0.00%	-
14	LEN S.A.	Kamienna Gora	services, trade and production of fabric and other clothing	19	*	*	0.19%	0.19%	-
15	Konsorcjum Autostrada Slask S.A.	Katowice	highways construction	14	1,987	4,301	0.70%	1.27%	-
16	POLPETROL Sp. z o.o.	Sandomierz	trade	10	*	*	0.00%	0.00%	-
17	WSK PZL-Kalisz S.A. 4)	Kalisz	communication equipment production	8	*	*	0.08%	0.08%	-
18	Huta Ostrowiec S.A. 5)	Ostrowiec	production of steel	6	107,100	*	0.08%	0.08%	-
19	Zaklady Przemyslu Ziemniaczanego ZETPEZET Sp. z o.o.	Pila	processing and trading in agricultural and grocery products, transport and machines maintenance services	5	*	*	0.05%	0.05%	-
20	Petrobest Sp. z o.o.	Warszawa	oil and fuels products trading	4	40	-	10.00%	10.00%	-
21	WSK PZL - Krosno S.A.	Krosno	milk freezers and freezing chambers production	3	*	*	0.05%	0.05%	-
22	Przedsiebiorstwo Przemyslu Ziemniaczanego ZETPEZET Sp. z o.o.	Wronki	processing and trading in agricultural and grocery products, transport and machines maintenance services	3	*	*	0.05%	0.05%	-
23	slaskie Przedsiebiorstwo Przemyslu Miesnego S.A.	Katowice	production and trade of meat and meat products	2	8,960	*	0.02%	0.02%	-
24	Przedsiebiorstwo Wielobranzowe OLGAZ SP. z o.o.	Wloclawek	services and trading in technical gases, chemical products, protecting equipment and intermediary in utilization of dangerous waste	1	*	*	18.18%	18.18%	-
25	InwestSTAR S.A. (former Star S.A.)	Starachowice	production of cars	1	58,500	*	0.26%	0.26%	-
26	Spoldzielnia Mieszkaniowa ZAZAMCZE	Wloclawek	housing construction	1	*	*	0.00%	0.00%	-
27	Spoldzielnia Mieszkaniowa "CHEMIK"	Plock	housing construction	1	*	*	0.00%	0.00%	-
TOTAL				475,790					-

* The Company does not have relevant financial data

** Consolidated equity

1) The Company 0.08%, Rafineria Nafty Jedlicze S.A. 0.08%, Rafineria Trzebinia S.A. 0.01%

2) The Company 12.30%, Rafineria Trzebinia S.A. 2.57%

3) The Company 0.01%, Rafineria Trzebinia S.A. 0.03%

4) The Company 0.06%, Anwil S.A. 0.02%

5) The Company 0.07%, Rafineria Trzebinia S.A. 0.01%

(in thousand PLN)

Note 5H.

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	657,980	662,633	541,135
b) in foreign currencies (by currency and recalculated to zloty)	99	184	433
b1. unit/currency 1/USD	8	12	14
zlotys	33	47	56
b2. unit/currency 1/EUR	-	-	-
zlotys	-	-	-
b3. other currencies in zlotys	66	137	377
Total long term shares, securities and other property rights	658,079	662,817	541,568

Note 5I.

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	30 June 2002	31 December 2001	30 June 2001
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	37,218	39,818	41,340
a) shares (balance sheet value)	37,218	39,818	41,340
- adjustments (for the period)	60	(3,004)	(1,482)
- value at the beginning of the period	37,158	42,822	42,822
- value at purchase price	44,077	52,396	52,396
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	854	1,499	138
a) shares (balance sheet value)	854	1,499	138
- adjustments (for the period)	(645)	-	-
- value at the beginning of the period	1,499	1,499	138
- value at purchase price	3,111	3,111	355
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	19,896	669	15,200
a) shares (balance sheet value)	19,518	669	13,078
- adjustments (for the period)	-	-	-
- value at the beginning of the period	19,518	669	13,078
- value at purchase price	21,500	669	15,548
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other (balance sheet value)	378	-	2,122
- adjustments (for the period)	-	-	-
- value at the beginning of the period	378	-	2,122
- value at purchase price	692	-	2,266
D. With limited transferability (balance sheet value)	600,111	620,831	484,890
a) shares (balance sheet value)	600,110	620;830	484,287
- adjustments (for the period)	108	(42,335)	(796)
- value at the beginning of the period	600,002	663,165	485,083
- value at purchase price	640,061	669,884	490,583
b) bonds (balance sheet value)	-	-	1
- adjustments (for the period)	-	(26,000)	-
- value at the beginning of the period	-	26,000	1
- value at purchase price	26,000	26,000	1
c) other (balance sheet value)	1	1	602
- adjustments (for the period)	-	-	-
- value at the beginning of the period	1	1	602
- value at purchase price	1	1	602
Total value at purchase price	735,442	752,061	561,751
Total adjustments of the value at the beginning of the period	(76,886)	(17,905)	(17,905)
Total value at the beginning of the period	658,556	734,156	543,846
Total adjustments for the period	(477)	(71,339)	(2,278)
Total balance sheet value	658,079	662,817	541,568

(in thousand PLN)

Note 5J.

LONG TERM LOANS GRANTED (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	100,062	99,800	-
b) *in foreign currencies (by currency and recalculated to zloty)*	-	-	-
b1. unit/currency 1/USD	-	-	-
thousand zlotys	-	-	-
b2. unit/currency 1/EUR	-	-	-
zlotys	-	-	-
b3. other currencies in zlotys	-	-	-
Total long term loans	100,062	99,800	-

Note 5K.

OTHER LONG TERM INVESTMENTS (BY TYPE)	30 June 2002	31 December 2001	30 June 2001
Total other long term investments	-	-	-

Note 5L.

MOVEMENTS IN OTHER LONG TERM INVESTMENTS	30 June 2002	31 December 2001	30 June 2001
a) balance at beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
d) balance at the end of period	-	-	-
Total other long term investments	-	-	-

Nota 5M.

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	-	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-	-
b1. unit/currency 1/USD	-	-	-
zlotys	-	-	-
b2. unit/currency 1/EUR	-	-	-
zlotys	-	-	-
b3. other currencies in zlotys	-	-	-
Total other long term investments	-	-	-

Nota 6.

MOVEMENTS IN DEFERRED TAX ASSETS	30 June 2002	31 December 2001	30 June 2001
1.Balance at the beginning of the period	20,756	24,222	24,222
a) reflected in financial result	18,680	24,222	24,222
b) reflected in equity	2,076	-	-
c) reflected in goodwill or negative goodwill	-	-	-
2. Increases	9,379	12,586	5,602
a) reflected in financial result of the period due to negative temporary differences	8,946	8,731	1,747
b) reflected in financial result of the period due to tax loss	-	-	-
c) reflected in equity due to temporary negative diferences	433	-	-
d) reflected in equity due to tax loss	-	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	3,855	3,855
3. Decreases	-	(16,052)	(15,034)
a) reflected in financial result of the period due to negative temporary differences	-	(16,052)	(15,034)
b) reflected in financial result of the period due to tax loss	-	-	-
c) reflected in equity due to temporary negative diferences	-	-	-
d) reflected in equity due to tax loss	-	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-	-
5. Balance at the end of the period	30,135	20,756	14,790
a) reflected in financial result	27,626	20,756	14,790
b) reflected in equity	2,509	-	-
c) reflected in goodwill or negative goodwill	-	-	-
Total deferred tax assets at the end of the period	30,135	20,756	14,790

Note 6B.

PREPAYMENTS AND DEFERRED COSTS	30 June 2002	31 December 2001	30 June 2001
a) deferred costs, including:	192,629	198,223	198,386
- write down due to the catalisators' wearing off	68,918	70,987	65,379
- cost of patronage station atraction	81,480	87,419	94,520
-other	42,231	39,817	38,487
b) other, including:	1,303	-	-
Total prepayments and deferred costs	193,932	198,223	198,386

Note 7.

INVENTORIES	30 June 2002	31 December 2001	30 June 2001
a) raw materials and other materials	883,866	904,284	957,634
b) work in progress	305,358	234,291	269,800
c) finished goods	1,161,301	958,380	1,211,047
d) goods for resale	60,052	81,342	47,951
e) prepaid inventory	22,355	7,036	2,894
Total inventories	2,432,932	2,185,333	2,489,326

(in thousand PLN)

Note 8A.

SHORT TERM RECEIVABLES	30 June 2002	31 December 2001	30 June 2001
a) from subordinated companies	139,841	117,336	68,951
- trade receivables due:	120,879	115,817	68,951
- within 12 months	118,814	115,817	68,951
- over 12 months	2,065	-	-
- resulting from sales of tangible assets	9,618	-	-
- dividends and other distributions receivable	-	-	-
- receivables taken to the court	9,344	-	-
- other	-	1,519	-
b) from other companies	1,457,329	1,432,075	1,686,025
- trade receivables due:	1,284,588	1,240,493	1,321,399
- within 12 months	1,283,398	1,237,869	1,319,632
- over 12 months	1,190	2,624	1,767
- resulting rom sales of tangible assets	1,967	42	563
- budget receivables	100,487	119,178	100,428
- dividends and other distributions receivable	-	-	7,578
- receivables taken to the court	69,895	69,127	254,187
- other	392	3,235	1,870
Total net short term receivables	1,597,170	1,549,411	1,754,976
g) bad and doubtful receivables provision (positive value)	292,175	252,459	185,206
Total gross trade receivables	1,889,345	1,801,870	1,940,182

Note 8B.

SHORT TERM RECEIVABLES FROM SUBORDINATED COMPANIES	30 June 2002	31 December 2001	30 June 2001
a) trade receivables, from:	130,431	117,336	68,951
- subordinated companies	42,979	24,996	28,209
- joint-ventures	-	-	-
- associated companies	87,452	92,340	40,742
- significant investor	-	-	-
- dominant company	-	-	-
b) other, including:	9,410	-	-
- subordinated companies	9,253	-	-
- joint-ventures	-	-	-
- associated companies	157	-	-
- *significant investor*	-	-	-
- dominant company	-	-	-
Total net short term recivables from subordinated companies	139,841	117,336	68,951
c) bad and doubtful receivables provision (positive value)	6,094	-	-
Total gros short term recivables from subordinated companies	145,935	117,336	68,951

Note 8C.

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION	30 June 2002	31 December 2001	30 June 2001
a) balance at beginning of period	252,459	118,817	118,817
b) increases of:	76,771	203,905	96,463
- initial receivable	56,271	114,932	36,989
- interest	20,500	63,798	24,210
- other	-	25,175	35,264
c) release of	(34,157)	(60,011)	(24,844)
- initial receivable	(16,600)	(58,782)	(6,298)
- interest	(15,900)	-	(18,133)
- other	(1,657)	(1,229)	(413)
d) utilization	(2,898)	(10,252)	(5,230)
- initial receivable	(372)	(1,037)	(5,209)
- interest	(1,685)	-	(21)
- other	(841)	(9,215)	-
Bad and doubtful debt provision for short term debtors at end of period	292,175	252,459	185,206

Note 8D.

SHORT TERM RECEIVABLES (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	1,824,118	1,727,478	1,898,782
b) in foreign currencies (by currency and recalculated to zlotys)	65,227	74,392	41,400
b1. unit/currency 1/USD	6,902	13,540	4,117
zlotys	27,411	53,914	16,238
b2. unit/currency 1/EUR	8,939	4,936	2,445
zlotys	34,979	17,373	8,259
b3. other currencies in zlotys	2,837	3,105	16,903
Total short term receivables	1,889,345	1,801,870	1,940,182

(in thousand PLN)

Note 8E.

TRADE RECEIVABLES (GROSS) DUE:		30 June 2002	31 December 2001	30 June 2001
a) up to one month old		880,572	856,794	921,683
b) between one month to three months old		123,607	110,948	102,858
c) between three months to six months old		8,508	1,792	1,333
d) between six months and one year old		2,197	2,876	1,256
e) over one year		3,347	-	-
f) overdue receivables		611,696	572,890	521,738
Total gros trade receivables		1,629,927	1,545,300	1,548,868
g) bad and doubtful trade receivables (negative value)		(213,150)	(191,613)	(159,547)
Total net trade receivables		1,416,777	1,353,687	1,389,321

Note 8F.

TRADE DEBTORS (GROSS) - OVERDUE		30 June 2002	31 December 2001	30 June 2001
a) up to one month old		275,698	321,426	316,593
b) between one month to three months old		101,349	104,510	69,719
c) between three months to six months old		74,819	37,262	26,278
d) between six months and one year old		69,126	40,838	57,067
e) over one year		90,704	68,854	52,081
Total overdue gross trade debtors		611,696	572,890	521,738
f) bad and doubtful trade debts provision for overdue debtors (negative value)		(176,759)	(98,185)	(98,185)
Total net overdue trade debtors		434,937	474,705	423,553

Note 9.

RECEIVABLES (GROSS) - DISPUTABLE		30 June 2002	31 December 2001	30 June 2001
Disputable trade receivables		-	3,724	-
Disputable budget receivables		2,720	454	-
Other disputable receivables		436	236	2,726
receivables taken to the court, including		26,580	35,391	21,370
- trade receivables		23,294	30,373	20,307
- other		3,286	5,018	1,063
Total disputable receivables (gross)		29,736	39,805	24,096
Provisions set (negative value)		(25,940)	(36,570)	(22,226)
Total disputable receivables (net)		3,796	3,235	1,870

RECEIVABLES (GROSS) - OVERDUE		30 June 2002	31 December 2001	30 June 2001
Disputable trade receivables		611,696	572,890	521,738
Disputable budget receivables		2,720	-	-
Disputable dividends and other profit distribution receivables		-	-	-
Other disputable receivables		623	438	72
receivables taken to the court, including		35,248	34,975	14,246
- trade receivables		35,248	-	13,020
- budget receivables		-	-	-
- dividends and other profit distribution receivables		-	-	-
- other		-	-	1,226
Total disputable receivables (gross)		650,287	608,303	536,056
Provisions set (negative value)		(206,571)	(148,063)	(93,209)
Total overdue receivables (net)		443,716	460,240	442,847

Note 10A.

FINANCIAL SHORT TERM ASSETS		30 June 2002	31 December 2001	30 June 2001
a) in subordinated companies		-	-	-
b) in joint-ventures		-	-	-
c) in associated companies		-	-	-
d) in significant investor		-	-	-
e) in dominant company		-	-	-
f) in other companies		28,744	11,498	24,422
- stakes and shares		-	476	-
- securities		21,715	10,717	24,112
- other securities		6,573	-	-
- loans granted		456	-	60
- other financial fixed assets		-	305	250
g) cash and other cash assets		217,337	203,385	298,562
- cash on hand and in bank		141,181	171,597	199,858
- other cash		72,505	31,788	98,704
- other cash assets		3,651	-	-
Total financial short term assets		246,081	214,883	322,984

Note 10B.

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) *in Polish currency*	28,288	11,498	24,422
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
b1. unit/currency thousand/USD	-	-	-
thousand zlotys	-	-	-
b2. unit/currency 1/EUR	-	-	-
thousand zlotys	-	-	-
b3. other currencies in thousand zlotys	-	-	-
Total short term investments in shares, securities and other property rights	28,288	11,498	24,422

Note 10C.

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	30 June 2002	31 December 2001	30 June 2001
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	1,087	5	-
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- adjustments (closing balance)	-	-	-
- value at the purchase price	-	-	-
b) bonds (balance sheet value)	-	5	-
- fair value	-	-	-
- adjustments (closing balance)	-	5	-
- value at the purchase price	-	5	-
c) other (balance sheet value)	1,087	-	-
- fair value	-	-	-
- adjustments (closing balance)	-	-	-
- value at the purchase price	1,087	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	295	1,074	250
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- adjustments (closing balance)	-	-	-
- value at the purchase price	-	-	-
b) bonds (balance sheet value)	-	-	-
- fair value	-	-	-
- adjustments (closing balance)	-	-	-
- value at the purchase price	-	-	-
c) other (balance sheet value)	295	1,074	250
- fair value	-	-	-
- adjustments (closing balance)	-	1,074	-
- value at the purchase price	295	819	250
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	13,295	9,893	24,112
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- adjustments (closing balance)	-	-	-
- value at the purchase price	-	-	-
b) bonds (balance sheet value)	4,561	898	-
- fair value	-	-	-
- adjustments (closing balance)	-	898	-
- value at the purchase price	4,561	691	-
c) other (balance sheet value)	8,734	8,995	24,112
- fair value	-	-	-
- adjustments (closing balance)	-	8,995	98
- value at the purchase price	8,734	8,993	24,014
D. With limited transferability (balance sheet value)	13,611	526	-
a) shares (balance sheet value)	-	476	-
- fair value	-	-	-
- adjustments (closing balance)	-	-	-
- value at the purchase price	-	476	-
b) bonds (balance sheet value)	4,463	-	-
- fair value	-	-	-
- adjustments (closing balance)	11,083	-	-
- value at the purchase price	4,287	-	-
c) other (balance sheet value)	9,148	50	-
- fair value	1,092	-	-
- adjustments (closing balance)	33	-	-
- value at the purchase price	9,115	50	-
Total fair value	-	-	-
Total market value	-	-	-
Total adjustments of the purchase price	-	476	-
Total balance sheet value	28,288	11,498	24,362

Note 10D.

SHORT TERM LOANS GRANTED (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	456	-	60
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
b1. unit/currency thousand/USD	-	-	-
thousand zlotys	-	-	-
b2. unit/currency thousand/EUR	-	-	-
thousand zlotys	-	-	-
b3. other currencies in thousand zlotys	-	-	-
Total short term loans granted	456	-	60

Note 10E.

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	211,123	186,333	257,121
b) in foreign currencies (by currency and recalculated to zlotys)	6,214	17,052	41,441
b1. unit/currency thousand/USD	596	2,822	7,730
thousand zlotys	2,426	11,222	30,803
b2. unit/currency thousand/EUR	942	1,638	2,302
thousand zlotys	3,784	5,767	7,776
b3. other currencies in thousand zlotys	4	63	2,862
Total cash and cash assets	217,337	203,385	298,562

Note 10F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	30 June 2002	31 December 2001	30 June 2001
Other	11,575	15,463	13,147
Total other short term investments	11,575	15,463	13,147

Note 10G.

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	11,575	15,463	13,147
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
b1. unit/currency thousand/USD	-	-	-
thousand zlotys	-	-	-
b2. unit/currency thousand/EUR	-	-	-
thousand zlotys	-	-	-
b3. other currencies in thousand zlotys	-	-	-
Total short term investments	11,575	15,463	13,147

Note 11.

SHORT TERM PREPAYMENTS AND DEFERRED COSTS	30 June 2002	31 December 2001	30 June 2001
a) deferred costs, including:	488,908	427,684	541,864
- excise duty to settle up	370,599	343,851	378,913
- write down due to the catalisators' wearing off	23,912	36,717	77,755
- cost of patronage station atraction	7,647	7,340	7,017
- insurance	53,992	8,643	36,408
- perpetual leasehold	8,139	-	7,152
- write-off for Company's social fund	5,735	-	-
- other	18,884	31,133	34,619
b) other including:	5,783	1,213	1,434
- interest from issuance of securities	5,701	1,213	1,434
- other	82	-	-
Total short term prepayments and deferred costs	494,691	428,897	543,298

Note 12.

IMPAIRMENT WRITE-OFFS

Impairment write-offs included/reversed in the 6 moths period ended 30 June, 2002 concerning:

a) receivables - value of receivables impairment write-offs created or reversed was presented in notes 4.C and 8.C. Impairment write-offs were mainly due to the worse structure of ageing of receivebles and worse financial situation of debtors. Reversal of impairment write-offs of receivables was mainly due to payment of debt previously write off.

b) fixed assets (including construction in progress) – impairment write-offs of fixed assets increased in first half of the year 2002 by 15 million zloty, from which 1.353 thousand were transfered to revaluation reserve. Reversed impairment of fixed assets (resulting from the change of estimations concerning economic value of fixed assets) in 6 month period ended 30 June, 2002 did not amounted to significant value.

(in thousand PLN)

Note 13

SHARE CAPITAL AS AT 30 JUNE 2002			Par value of a single share = 1.25 PLN				
Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336,000,000	420,000	foundation fund and state-owned enterprise fund	01.07.1993	01.01.1996
Series B	bearer	none	6,971,496	8,714	contribution in kind of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77,205,641	96,507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Total number of shares			**420,177,137**				
Total share capital				**525,221**			

SHARE HOLDERS AS AT 30 JUNE 2002 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74,076,299	74,076,299	92,595,374	17.63%
State Treasury	43,633,897	43,633,897	54,542,371	10.38%
Bank of New York (depositary)	75,795,320	75,795,320	94,744,150	18.04%
Others*	226,671,621	226,671,621	283,339,526	53.95%
Total	**420,177,137**	**420,177,137**	**525,221,421**	**100.00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 239 911 206 shares of PKN ORLEN S.A., what constitutes 5,69% of votes at General Shareholders Meeting of PKN ORLEN

In July 2000 the issuance of 11.344.784 bonds series A convertible to ordinary bearer shares series D.The issuance of A series bonds is conducted within the Motivation Program directed to members of Management Board and authorized persons, performing mana

Until the date of preparation of these financial statements the bonds were not acquired. Therefore the coversion of bonds to shares did not take place.

(in thousand PLN)

Note 14 A. Own shares
In period from 1.01.2002 to 30.06.2002 Parent Company did not possess own shares

Note 14 B. Issuer's shares owned by subordinated
In period from 1.01.2002 to 30.06.2002 subordinated entities did not possess shares of Parent Company

Note 15.

CAPITAL RESERVE	30 June 2002	31 December 2001	30 June 2001
a) share premium	873,541	873,541	873,541
b) capital provided for by the articles	175,074	175,074	175,074
c) capital provided for by the deed	4,584,160	4,344,945	4,344,669
d) capital arising from additional shareholders' payments	-	-	-
e) other	111,055	108,018	96,686
Total capital reserve	5,743,830	5,501,578	5,489,970

Note 16.

REVALUATION RESERVE	30 June 2002	31 December 2001	30 June 2001
a) from revaluation of fixed assets	727,805	731,463	741,374
b) from gains/losses on financial instruments valuation, including:	-	-	-
- valuation of hedging instruments	-	-	-
c) from deffered tax	146	733	909
d) foreign exchange differences from recalculation of overseas branches	-	-	-
e) other	-	-	-
Total revaluation reserve	727,951	732,196	742,283

Note 17.

OTHER CAPITAL RESERVES	30 June 2002	31 December 2001	30 June 2001
Other	53,476	53,542	53,542
Total other capital reserves	53,476	53,542	53,542

Note 18.

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR	30 June 2002	31 December 2001	30 June 2001
Other	-	-	-
Total write-offs from net profit within the year	-	-	-

Note 19.

MOVEMENTS IN MINORITY INTEREST	30 June 2002	31 December 2001	30 June 2001
a) balance at the beginning of period	396,853	168,719	168,719
b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	200	213,465	212,981
c) increases	12,215	17,124	14,184
- share in profit	12,215	16,673	13,860
- other	-	451	324
d) decreases	(1,695)	(2,455)	(522)
- share in loss	(158)	(1,983)	(522)
- other	(1,537)	(472)	-
e) balance at the end of the period	407,573	396,853	395,362
Total minority interest at the end of period	407,573	396,853	395,362

Note 20A.

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES	30 June 2002	31 December 2001	30 June 2001
a) negative goodwill - subsidiaries	271,019	291,475	332,736
b) negative goodwill - joint-ventures companies	-	-	-
c) negative goodwill - associated companies	354	240	170
Total negative goodwill of subordinated companies	271,373	291,715	332,906

(in thousand PLN)

Note 20B.

	30 June 2002	31 December 2001	30 June 2001
MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES		-	-
a. negative goodwill at the beginning of period	503,678	68,331	68,331
Anwil S.A.	434,517	-	-
Rafineria Trzebinia S.A.	4,859	4,859	4,859
Inowroclawskie Kopalnie Soli S.A.	17,620	17,620	17,620
Rafineria Nafty Jedlicze S.A.	44,629	44,629	44,629
ORLEN Petrogaz Plock Sp. z o.o.	9	9	9
ORLEN Petrotransport Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
Companies consolidated by Rafineria Trzebinia S.A.	1,644	814	814
b. increases	1,433	435,347	435,347
Anwil S.A.	-	434,517	434,517
Companies consolidated by Rafineria Trzebinia S.A.	1,427	830	830
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	6	-	-
c. decreases	-	-	-
d. gross negative goodwill at the end of period	505,111	503,678	503,678
Anwil S.A.	434,517	434,517	434,517
Rafineria Trzebinia S.A.	4,859	4,859	4,859
Inowroclawskie Kopalnie Soli S.A.	17,620	17,620	17,620
Rafineria Nafty Jedlicze S.A.	44,629	44,629	44,629
ORLEN Petrogaz Plock Sp. z o.o.	9	9	9
ORLEN Petrotransport Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
Companies consolidated by Rafineria Trzebinia S.A.	3,071	1,644	1,644
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	6	-	-
e. negative goodwill write-off at the beginning of period	212,203	35,998	35,998
Anwil S.A.	163,131	-	-
Rafineria Trzebinia S.A.	4,823	4,771	4,771
Inowroclawskie Kopalnie Soli S.A.	16,434	13,135	13,135
Rafineria Nafty Jedlicze S.A.	26,778	17,852	17,852
ORLEN Petrogaz Plock Sp. z o.o.	9	5	5
ORLEN Petrotransport Sp. z o.o.	17	6	6
Petrotel Sp. z o.o.	377	189	189
Companies consolidated by Rafineria Trzebinia S.A.	634	40	40
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
f. negative goodwill write-off for the period	21,841	176,205	134,944
Reclasification of Anwil S.A. from associated to subsidiated companies	-	111,593	111,593
Anwil S.A.	16,052	51,538	16,567
Rafineria Trzebinia S.A.	26	52	26
Inowroclawskie Kopalnie Soli S.A.	1,116	3,299	1,650
Rafineria Nafty Jedlicze S.A.	4,463	8,926	4,463
ORLEN Petrogaz Plock Sp. z o.o.	-	4	2
ORLEN Petrotransport Sp. z o.o.	6	11	6
Petrotel Sp. z o.o.	-	188	94
Companies consolidated by Rafineria Trzebinia S.A.	172	594	543
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	6	-	-
g. decreases of negative goodwill write-off	(48)	-	-
Companies consolidated by Rafineria Trzebinia S.A.	(48)	-	-
h. negative goodwill write-off at the end of period	234,092	212,203	170,942
Anwil S.A.	179,183	163,131	128,160
Rafineria Trzebinia S.A.	4,849	4,823	4,797
Inowroclawskie Kopalnie Soli S.A.	17,550	16,434	14,785
Rafineria Nafty Jedlicze S.A.	31,241	26,778	22,315
ORLEN Petrogaz Plock Sp. z o.o.	9	9	7
ORLEN Petrotransport Sp. z o.o.	23	17	12
Petrotel Sp. z o.o.	377	377	283
Companies consolidated by Rafineria Trzebinia S.A.	854	634	583
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	6	-	-
i. net negative goodwill at the end of period	271,019	291,475	332,736
Anwil S.A.	255,334	271,386	306,357
Rafineria Trzebinia S.A.	10	36	62
Inowroclawskie Kopalnie Soli S.A.	70	1,186	2,835
Rafineria Nafty Jedlicze S.A.	13,388	17,851	22,314
ORLEN Petrogaz Plock Sp. z o.o.	-	-	2
ORLEN Petrotransport Sp. z o.o.	-	6	11
Petrotel Sp. z o.o.	-	-	94
Companies consolidated by Rafineria Trzebinia S.A.	2,217	1,010	1,061

(in thousand PLN)

Note 20C.

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES	30 June 2002	31 December 2001	30 June 2001
a. negative goodwill at the beginning of period	-	-	-
b. increases	-	-	-
c. decreases	-	-	-
d. gross negative goodwill at the end of period	-	-	-
e. negative goodwill write-off at the beginning of period	-	-	-
f. negative goodwill write-off for the period	-	-	-
g. decreases of negative goodwill write-off	-	-	-
h. negative goodwill write-off at the end of period	-	-	-
i. net negative goodwill at the end of period	-	-	-

Note 20D.

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES	30 June 2002	31 December 2001	30 June 2001
a. negative goodwill at the beginning of period	10,585	138,591	138,591
Anwil S.A.	-	128,246	128,246
Naftoport Sp. z o.o.	10,259	10,259	10,259
Chemiepetrol GmbH	86	86	86
Companies consolidated by Rafineria Trzebinia S.A.	240	-	-
b. increases	119	245	170
Companies consolidated by Rafineria Trzebinia S.A.	119	245	170
c. decreases	5	128,251	128,246
Zmiana statusu Anwil S.A.	-	128,246	128,246
Companies consolidated by Rafineria Trzebinia S.A.	5	5	-
d. gross negative goodwill at the end of period	10,699	10,585	10,515
Naftoport Sp. z o.o.	10,259	10,259	10,259
Chemiepetrol GmbH	86	86	86
Companies consolidated by Rafineria Trzebinia S.A.	354	240	170
e. negative goodwill write-off at the beginning of period	10,345	121,938	121,938
Anwil S.A.	-	111,593	111,593
Naftoport Sp. z o.o.	10,259	10,259	10,259
Chemiepetrol GmbH	86	86	86
f. negative goodwill write-off for the period	-	-	-
g. decreases of negative goodwill write-off	-	111,593	111,593
Zmiana statusu Anwil S.A.	-	111,593	111,593
h. negative goodwill write-off at the end of period	10,345	10,345	10,345
Naftoport Sp. z o.o.	10,259	10,259	10,259
Chemiepetrol GmbH	86	86	86
i. net negative goodwill at the end of period	354	240	170
Companies consolidated by Rafineria Trzebinia S.A.	354	240	170

Note 20E.

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF PURCHASE OF SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Negative goodwill
Rafineria Trzebinia S.A.	74,502	79,361	4,859
Inwowroclawskie Kopalnie Soli S.A.	17,560	35,180	17,620
Petrogaz Hrubieszow Sp. z o.o.	7,470	7,479	9
Rafineria Nafty Jedlicze S.A.	64,000	108,629	44,629
Petrotel Sp. z o.o.	1,520	1,897	377
Orlen Transport Plock Sp. z o.o.	7,420	7,443	23
Anwil S.A.	173,852	608,369	434,517
Subsidiaries of Rafinerii Trzebinia S.A.	31,747	35,172	3,425
Naftoport Sp. z o.o.	18,259	28,518	10,259
Chemiepetrol GmbH	397	483	86

(in thousand PLN)

Nota 21A.

MOVEMENTS IN PROVISION FOR DEFFERED TAX	30 June 2002	31 December 2001	30 June 2001
1. Provision for deffered tax at the beginning of period	238,133	172,261	172,261
a) reflected in financial result	236,634	171,144	171,144
b) reflected in equity	1,499	1,117	1,117
c) reflected in goodwill or negative goodwill	-	-	-
2. Increases	80,425	215,282	132,191
a) reflected in financial result of the period due to positive temporary differences	80,422	203,393	120,476
b) reflected in equity due to temporary positive diferences	3	382	208
c) reflected in goodwill or badwill due to temporary positive differences	-	-	-
d) change in Capital Group	-	11,507	11,507
3. Decreases	(81,337)	(149,410)	(59,329)
a) reflected in financial result of the period due to positive temporary differences	(81,188)	(149,410)	(59,329)
b) reflected in equity due to temporary positive diferences	(149)	-	-
c) reflected in goodwill or badwill due to temporary positive differences	-	-	-
4. Balance at the end of period	237,221	238,133	245,123
a) reflected in financial result	235,868	236,634	243,798
b) reflected in equity	1,353	1,499	1,325
c) reflected in goodwill or negative goodwill	-	-	-

Nota 21B.

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	30 June 2002	31 December 2001	30 June 2001
a) balance at the beginning of period	108,589	90,221	90,221
b) increases	7,477	18,368	15,420
c) utilization	-	-	-
d) release	-	-	-
Balance at the end of period	116,066	108,589	105,641

Nota 21C.

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	30 June 2002	31 December 2001	30 June 2001
a) balance at the beginning of period	29,374	20,054	20,054
b) increases	522	31,635	8,900
c) utilization	(8,295)	(22,315)	(7,958)
d) release	(33)	-	-
Balance at the end of period	21,568	29,374	20,996

Nota 21D.

MOVEMENTS IN OTHER LONG TERM PROVISIONS	30 June 2002	31 December 2001	30 June 2001
a.) balance at the beginning of period	362,145	527,807	527,807
- environmental provision	352,162	516,114	516,114
- provision for tax control	205	6,359	6,359
- provision for probable unfavourable court decisions (non tax related)	4,006	-	-
- provision for business risk	4,808	4,808	4,808
- other	964	526	526
b) increases of:	4,029	7,812	5,292
- provision for tax control	-	96	-
- provision for probable unfavourable court decisions (non tax related)	2,619	4,518	76
- other	1,410	3,198	5,216
c) utilization of:	(108)	(61,414)	(5,369)
- environmental provision	-	(61,414)	(5,369)
- provision for business risk	(108)	-	-
d) release of:	(16,485)	(112,060)	(8,064)
- environmental provision	(15,678)	(102,538)**	(3,164)
- provision for tax control	-	(6,249)	(3,999)
- provision for probable unfavourable court decisions (non tax related)	-	(512)	-
- provision for business risk	(800)	-	-
- other	(7)	(2,761)	(901)
Total other long term provisions at the end of period	349,581	362,145	519,666
- environmental provision *	336,484	352,162	507,581
- provision for tax control	205	206	2,360
- provision for probable unfavourable court decisions (non tax related)	6,625	4,006	76
- provision for business risk	3,900	4,808	4,808
- other	2,367	963	4,841
Total other long term provisions at the end of period	349,581	362,145	519,666

Nota 21E.

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	30 June 2002	31 December 2001	30 June 2001
a.) balance at the beginning of period	78,200	74,580	74,580
- environmental provision	59,961	26,706	26,705
- provision for potential losses due to OPCC decision	-	40,000	40,000
- provision for probable unfavourable court decisions (non tax related)	6,478	6,477	6,478
- provision for business risk	9,980	-	-
- other	1,781	1,397	1,397
b) increases of:	23,952	73,957	594
- environmental provision	17,678	59,429	-
- provision for tax control	1,330	-	-
- provision for business risk	4,882	9,980	-
- other	62	4,548	594
c) utilization of:	(12,313)	(21,699)	(9,871)
- environmental provision	(4,809)	(21,398)	(9,737)
- provision for probable unfavourable court decisions (non tax related)	(6,073)	-	-
- provision for business risk	(2)	-	-
- other	(1,429)	(301)	(134)
d) release of:	*(11,880)*	*(48,638)*	*(30,986)*
- environmental provision	(11,555)	(4,776)**	(10,921)
- provision for tax control	-	-	-
- provision for potential losses due to OPCC decision	-	(40,000)	(20,000)
- provision for probable unfavourable court decisions (non tax related)	(281)	-	-
- provision for business risk	(44)	-	-
- other	-	(3,862)	(65)
Total other short term provisions at the end of period	77,959	78,200	34,317
- environmental provision *	61,275	59,961	6,047
- provision for tax control	1,330	-	-
- provision for potential losses due to OPCC decision	-	-	20,000
- provision for probable unfavourable court decisions (non tax related)	124	6,477	6,478
- provision for business risk	14,816	9,980	-
- other	414	1,782	1,792
Total other short term provisions at the end of period	77,959	78,200	34,317

* the amount of provison is calculated based on an estimate made by an independent expert in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** The total amount of release of 107,314 thausand zlotych includes: 57,039 thausand zlotych concerning the change of estimates regarding future environmental expenses, the remaining amount regarding already sold in 2001 premises with transfer of all future, potencial liabilities on purchaser.

Note 22A.

LONG TERM LIABILITIES		-	-
a) from subordinated companies	-	-	-
b) from joint-venture companies	-	-	-
c) from associated companies	-	-	-
d) from significant investor	-	-	-
e) from dominant company	-	-	-
f) from other companies	1,319,222	1,305,952	1,388,596
Total long term liabilities	1,319,222	1,305,952	1,388,596

Note 22B.

LONG TERM LIABILITIES (AGEING)			
a) between 1 and 3 years old	1,129,769	1,111,637	1,245,433
b) between 3 and 5 years old	107,247	126,167	99,289
c) over 5 years old	82,206	68,148	43,874
Total long term liabilities	1,319,222	1,305,952	1,388,596

Note 22C.

LONG TERM LIABILITIES (CURRENCY TYPE)			
a) in Polish currency	410,309	403,123	478,867
b) in foreign currencies (by currency and recalculated to zlotys)	908,913	902,829	909,729
b1. unit/currency thousand/USD	200,000	200,000	200,000
thousand zlotys	821,520	812,360	808,380
b2. unit/currency thousand/EUR	15,966	19,372	13,601
thousand zlotys	64,849	68,226	45,949
b3. other currencies in thousand zlotys	22,544	22,243	55,400
Total long term liabilities	1,319,222	1,305,952	1,388,596

(in thousand PLN)

Note 22D

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
1	Consortium of banks organised by ABN Amro**	Warszawa	821,520	USD 200 000	821,520	PLN	3M LIBOR + margin	31.10.2003	voluntary submission to infusement
2	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa, Plock branch	1,000	PLN	500	PLN	preferential rate	31.07.2003	own blank bill of exchange, authorisation to a bank account
3	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	5,000	PLN	2,500	PLN	preferential rate	30.11.2005	own blank bill of exchange, cession of receivables
4	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	1,100	PLN	336	PLN	preferential rate	31.05.2004	own blank bill of exchange, authorisation to a bank account in BOS S.A.
5	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	20,272	EUR 4 990	9,856	EUR 2 495	EURIBOR + margin	30.12.2005	mortgage, authorisation to a bank account in BIG BG S.A., own blank bill of exchange, cession of receivables
6	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	27,439	EUR 7 123	13,883	EUR 3 514	EURIBOR + margin	30.12.2005	mortgage, authorisation to a bank account in BIG BG S.A., own blank bill of exchange, cession of receivables
7	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	30,000	PLN	16,500	PLN	WIBOR + margin	17.03.2006	mortgage, authorisation to a bank account in BIG BG S.A., own blank bill of exchange, cession of receivables
8	Consortium of banks organised by Bank Handlowy w Warszawie S.A.***	Warszawa	103,712	PLN 94 640 & EUR 2 200	82,858	PLN 75 712 EUR 1 760	WIBOR 6 M + margin EURIBOR 6 M + margin	07.05.2007	mortgage
9	CITIBANK INTERNATIONAL PLC***	London	88,482	EUR 21 458	32,116	EUR 7 910	EURIBOR 6M + margin	07.04.2004	bank guarantee NCM
10	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Torun branch	1,500	PLN	700	PLN	preferential rate	14.01.2005	authorisation to a current bank account in BIG BG S.A., own blank bill of exchange, bank guarantee of BIG BG S.A.
11	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	6,000	PLN	5,150	PLN	preferential rate	20.12.2010	own blank bill of exchange with notarial deed
12	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	117	PLN	36	PLN	WIBOR 1M	27.05.2004	blank bill of exchange, current bank account, pledge on chromatograph
13	Bank Handlowy w Warszawie S.A.***	Warszawa, Olsztyn branch	1,500	PLN	550	PLN	preferential rate	21.05.2005	guarantee of Anwil S.A., cession of rights from insurance policy agreement, without life stock
14	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Katowice branch	5,773	PLN	820	PLN	preferential rate	30.11.2003	blank bill of exchange, mortgage, authorisation to a bank account
15	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Katowice branch	3,000	PLN	430	PLN	preferential rate	30.11.2003	blank bill of exchange, authorisation to a bank account
16	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	2,341	PLN	800	PLN	preferential rate	30.06.2004	bank guarantee, blank bill of exchange
17	Kredyt Bank S.A.***	Warszawa, Lublin branch	4,200	PLN	3,729	PLN	WIBOR + margin	04.12.2004	cession of inventories of fuel stations
18	PEKAO S.A.***	Warszawa, Lublin branch	11,605	EUR	583	EUR	LIBOR 3-M + margin	25.07.2003	cession of property rights from fuel stations
19	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Torun branch	225	PLN	124	PLN	preferential rate	15.09.2005	bank guarantee
20	Bank Handlowy w Warszawie S.A.***	Warszawa	130,000	PLN	112,974	PLN	WIBOR 1M	31.12.2013	cession of receivables from lease agreement of containers, cession of property rights
21	Bank Handlowy w Warszawie S.A.***	Warszawa	38,000	PLN	4,816	PLN	WIBOR 1M	15.05.2014	cession of receivables from lease agreement of containers, cession of property rights

(in thousand PLN)

Note 22D

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
22	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	12,472	CHF 4 805 calculated at rate CHF 1 = PLN 2.5954	3,666	CHF	LIBOR 3M + margin	31.12.2006	own blank bill of exchange with the guarantee of Petrochemia Plock
23	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	31,395	CHF 12 096 calculated at rate CHF 1 = PLN 2.5954	18,879	CHF	LIBOR 3M + margin	31.12.2006	own blank bill of exchange with the guarantee of Petrochemia Plock
24	PKO BP S.A.***	Warszawa, Poznan branch	2,500	PLN	69	PLN	WIBOR 1M + margin	09.07.2003	mortgage, cession of rights from insurance policy agreement
25	Bank Handlowy w Warszawie S.A.***	Warszawa, Poznan branch	6,500	PLN	3,576	PLN	WIBOR 1M + margin	01.03.2006	mortgage, cession of rights from insurance policy agreement
26	ING Bank Slaski S.A.***	Katowice	11,200	PLN	9,514	PLN	WIBOR 1M + margin	31.12.2009	own blank bill of exchange
27	PKO BP S.A.***	Warszawa, Jaslo branch	20,000	PLN	4,325	PLN	WIBOR 1M + margin	06.03.2004	authorisation to a current bank account in PEKAO S.A., Jedlicze branch and PKO BP S.A., Jaslo branch, registered pledge on TDA installation, cession of rights from insurance policy agreement on TDA, 4 own blank bills of exchange with declaration, cession
28	BIG Bank Gdanski S.A.***	Warszawa, Krosno branch	30,000	PLN	29,733	PLN	WIBOR 3M + margin	31.12.2003	authorisation to a current bank account in PEKAO S.A., Jedlicze branch and BIG Bank Gdanski S.A., Krosno branch, own blank bill of exchange with declaration
29	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszow branch	6,800	PLN	1,360	PLN	preferential rate	04.07.2004	bank guarantee of PEKAO S.A., Krosno branch
30	PKO BP S.A.***	Warszawa, Jaslo branch	25,000	PLN	25,000	PLN	WIBOR 3M + margin	26.04.2004	authorisation to a current bank account in PEKAO S.A., Jedlicze branch and PKO BP S.A., Jaslo branch, cession of property rights on barrels inflating device No. 503-30266 with cession of rights from insurance policy agreement, 3 own blank bills of exchang
31	PEKAO S.A.***	Warszawa, Jedlicze branch	8,000	PLN	7,258	PLN	WIBOR 1M + margin	29.04.2004	registered pledge on inventories of raw materials and semi products in net value at least PLN 9.5 million with cession of rights from policy agreement, authorisation to a bank account in PEKAO S.A., Jedlicze branch
32	ING Bank Slaski S.A.***	Katowice, Krosno branch	29,689	PLN	22,267	PLN	WIBOR 3M + margin	14.12.2006	mortgage in the amount of PLN 29.7 million on estate where Hydrorefining Complex is located, cession of property rights from movables within Hydrorefining Complex or located on the area included in the mortgage necessary for proper operation

(in thousand PLN)

Note 22D

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
33	ING Bank Slaski S.A.***	Katowice, Krosno branch	11,000	PLN	9,346	PLN	WIBOR 1M + margin	30.05.2005	mortgage in the amount of PLN 11 million on estate where Hydrorefining Complex is located, cession of property rights from movables within Hydrorefining Complex or located on the area included in the mortgage necessary for proper operation
34	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	50,000	PLN	35,000	PLN	preferential rate	30.12.2006	guarantee of PKN ORLEN S.A., declaration of voluntary submission to infusement in a form of notarial deed
35	L.G. Petro Bank S.A.***	Lodz, Bydgoszcz branch	300	PLN	101	PLN	preferential rate	08.03.2004	mortgage, registered pledge on truck (MAN)
36	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Plock branch	7,959	PLN	3,745	PLN	WIBOR 3M + margin	30.06.2005	own blank bill of exchange, cession of future receivables from services rendered by Petrotel for PKN Orlen, cession of property rights on fixed assets, cession of rights from insurance policy agreements on fixed assets, authorisation to a bank account of
37	L.G. Petro Bank S.A.***	Lodz, Szczecin branch	390	PLN	93	PLN	LIBOR 3M + margin	30.03.2003	registered pledge
38	PEKAO S.A.***	Warszawa, Szczecin branch	150	PLN	81	PLN	WIBOR 3M + margin	31.01.2004	registered pledge
39	LG Petro Bank S.A.***	Lodz, Gdansk branch	605	EUR	605	EUR	LIBOR 1M + margin	30.06.2003	money bailment of PLN 560.000
	Total				**1,285,399**				

* Interest rates of bank loans taken by the Company are based on WIBOR, WIBID in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies
Margins utilized by banks vary and primarily depend on:
- entity that originally took a loan (former CPN, the Parent Company before incorporation, the Parent Company after incorporation, consolidated entities),
- date of repayment of a loan,
- amount of a loan.

Margins based on WIBOR (T/N - 6M) range from 0% do 3,0%.
Margins based on LIBOR (1W - 3M) range from 0,35% do 1,5%
Margins basen on EURIBOR 6M range from 0,3% - 1,5%
Margins based on WIBID 1M are at the level of 0,5%
20 % constant interest rate concerns only one loan for 166 thausands zlotys (from which 101 thausands zlotys is long term loan).
A part of loans has been taken to finance projects connected with the environment protection and has preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.
The Company also acquired loans with preferential interests from the National and Voyvodship Funds for Environment Protection and Melioration Policy.
Interests on preferential loans range from 0,3 do 0,78 rediscount rate.
** Loan taken by the Parent Company
*** Loan taken by Subsidiaries

Nota 22E.
LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As at 30 June 2002, 31 December 2001 and 30 June 2001 there were no long term liabilities from the issue of securities in the Group.

Note 23A.

SHORT TERM LIABILITIES	30 June 2002	31 December 2001	30 June 2001
a) from subordinated companies	17,568	34,901	1,998
- other securities	6,000	-	-
- other financial liabilities:	478	-	-
- other	478	-	-
- trade liabilities, falling due:	7,779	33,382	1,998
- within 12 months	7,779	33,382	1,998
- resulting from purchases of tangible assets	604	-	-
- other	2,707	1,519	-
b) from joint-venture companies	-	-	-
c) from associated companies	16,164	15,567	17,420
- trade liabilities, falling due:	14,304	15,567	17,420
- within 12 months	14,304	15,567	17,420
- resulting from purchases of tangible assets	1,860	-	-
d) from significant investor	-	-	-
e) from dominant company	-	-	-
f) from other companies	3,819,416	3,632,895	3,996,893
- loans, including:	1,052,536	1,146,805	1,076,104
- long term loans falling due within 1 year	291,961	280,018	158,639
- resulting from issuance of commercial papers	280,200	354,750	103,840
- other financial liabilities	1,929	-	-
- trade liabilities, falling due:	1,256,972	1,043,438	1,659,176
- within 12 months	1,256,146	1,043,438	1,659,021
- over 12 months	826	-	155
- payments on account	1,192	1,151	776
- resulting from purchases of tangible fixed assets	107,547	161,463	157,718
- dividends	50,622	-	21,009
- wages and salaries	32,624	34,925	32,924
- other	1,035,794	890,363	945,346
g) special funds:	58,308	51,412	68,062
- Company's social fund	*49,295*	*39,873*	*50,007*
- Premium fund	779	395	370
- other	8,234	11,144	17,685
Total short term liabilities	3,911,456	3,734,775	4,084,373

Note 23B.

SHORT TERM LIABILITIES (CURRENCY TYPE)	30 June 2002	31 December 2001	30 June 2001
a) in Polish currency	2,989,629	3,028,529	3,415,297
b) in foreign currencies (by currency and recalculated to zlotys)	*921,827*	*706,246*	*669,076*
b1. unit/currency thousand/USD	200,985	157,017	152,347
thousand zlotys	825,824	625,916	607,424
b2. unit/currency thousand/EUR	19,701	17,514	6,301
thousand zlotys	79,912	61,678	21,306
b3. other currencies in thousand zlotys	16,091	18,652	40,346
Total short term liabilities	3,911,456	3,734,775	4,084,373

(in thousand PLN)

Note 23C

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
Short term									
1	Bank Handlowy w Warszawie S.A.**	Warszawa, Plock branch	190,000	PLN	1,962	PLN	WIBOR + margin	overdraft	voluntary submission to infusement
2	PEKAO S.A.**	Warszawa, Plock branch	100,000	PLN	18,116	PLN	WIBOR + margin	18.07.2002	authorisation to a current bank account, voluntary submission to infusement
3	PKO BP S.A.**	Warszawa, Plock branch	100,000	PLN	206	PLN	WIBOR	30.05.2003	own blank bill of exchange, authorisation to a current bank account, voluntary submission to infusement
4	PKO BP S.A.**	Warszawa, Plock branch	100,000	PLN	100,809	PLN	WIBOR	29.03.2003	cession of receivables, authorisation to a current bank account, voluntary submission to infusement
5	PKO BP S.A.**	Warszawa, Plock branch	70,000	PLN	70,669	PLN	WIBOR	20.06.2003	authorisation to a current bank account, voluntary submission to infusement
6	PKO BP S.A.**	Warszawa, Plock branch	70,000	PLN	70,566	PLN	WIBOR	31.05.2003	authorisation to a current bank account, voluntary submission to infusement
7	Bank Przemyslowo Handlowy PBK S.A.**	Krakow, Plock branch	110,000	PLN	102,132	PLN	WIBOR + margin	27.04.2004	own blank bill of exchange, authorisation to a current bank account, voluntary submission to infusement
8	BRE Bank S.A.**	Warszawa	70,000	PLN	64,855	PLN	WIBOR + margin	30.09.2002	voluntary submission to infusement
9	Bank Gospodarki Zywnosciowej S.A. **	Warszawa, Plock branch	50,000	PLN	19,257	PLN	WIBOR + margin	30.05.2003	blank bill of exchange, voluntary submission to infusement
10	Bank Gospodarki Zywnosciowej S.A. **	Warszawa, Plock branch	75,000	PLN	75,000	PLN	WIBOR + margin	30.05.2003	authorisation to a current bank account, voluntary submission to infusement
11	Bank Gospodarki Zywnosciowej S.A. **	Warszawa, Plock branch	75,000	PLN	75,000	PLN	WIBOR + margin	30.05.2003	own blank bill of exchange, voluntary submission to infusement
12	LG Petro Bank S.A.**	Lodz, Belchatow branch	60,000	PLN	60,000	PLN	WIBOR + margin	27.11.2002	authorisation to a current bank account, voluntary submission to infusement
13	Bank Handlowy w Warszawie S.A.***	Warszawa	12,687	3 000 USD	653	91 USD 69 EUR	LIBOR + margin	within 14 days from the moment of resignation from the current bank account	-
14	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	60,000	PLN	15,753	PLN	WIBID + margin	29.06.2002	authorisation to a bank account in BIG BG S.A.
15	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	600	PLN	600	PLN	WIBID + margin	29.06.2002	blank bill of exchange, current bank account
16	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	600	PLN	484	PLN	WIBID + margin	28.06.2003	blank bills of exchange, current bank account, letter of intent from Anwil S.A.
17	Bank Handlowy w Warszawie S.A.***	Warszawa, Wloclawek branch	500	PLN	302	PLN	WIBOR + margin	24.09.2002	cession of property rights from movables - trucks
18	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	3,000	PLN	540	PLN	WIBOR + margin	21.05.2003	blank bill of exchange

(in thousand PLN)

Note 23C

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
19	BIG Bank GDANSKI S.A.***	Warszawa, Torun branch	150	PLN	149	PLN	WIBID + margin	29.06.2002	blocked deposit of Anwil S.A., blank bill of exchange, authorisation to a current bank account
20	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	100	PLN	100	PLN	preferential rate	09.05.2003	money bailment equal PLN 100,000 from Anwil S.A., blank bill of exchange
21	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Chrzanow branch	40,000	PLN	4,741	PLN	WIBOR + margin	30.03.2003	cession of receivables, authorisation to a current bank account
22	Bank Handlowy w Warszawie S.A.***	Warszawa O/Kraków	22,000	PLN	20,613	PLN	WIBOR + margin	25.10.2002	own blank bills of exchange, declaration of voluntary submission to infusement
23	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Chrzanow branch	3,500	PLN	2,400	PLN	WIBOR + margin	31.03.2003	guarantee of Rafineria Trzebinia S.A. (100 %)
24	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Chrzanow branch	1,000	PLN	309	PLN	WIBOR + margin	31.03.2003	guarantee of Rafineria Trzebinia S.A. (100 %)
25	Bank Handlowy w Warszawie S.A.***	Warszawa, Trzebinia branch	6,000	PLN	2,090	PLN	WIBOR + margin	23.07.2002	guarantee of Rafineria Trzebinia S.A.
26	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Chrzanow branch	1,000	PLN	514	PLN	WIBOR + margin	31.03.2003	-
27	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	5,000	PLN	4,783	PLN	WIBOR + margin	no fixed repayment date, renewal every 7 days	own bill of exchange
28	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	3,500	PLN	3,500	PLN	WIBOR + margin	18.10.2002	bill of exchange, cession of inventories in the amount of PLN 1 million
29	PEKAO S.A.***	Warszawa, Swidnik branch	300	PLN	193	PLN	WIBOR + margin	01.07.2002	bill of exchange
30	PEKAO S.A.***	Warszawa, Lublin branch	2,000	PLN	2,000	PLN	WIBOR + margin	18.10.2002	cession of inventories
31	PEKAO S.A.***	Warszawa, Lublin branch	1,000	PLN	331	PLN	WIBOR + margin	30.09.2002	own bill of exchange
32	Raiffaisen Bank Polska S.A.***	Warszawa, Lublin branch	3,000	PLN	2,997	PLN	WIBOR + margin	27.09.2002	own bill of exchange
33	Bank Ochrony Srodowiska S.A.***	Warszawa, Lublin branch	54	PLN	27	PLN	WIBOR	27.11.2002r	bill of exchange
34	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	1,000	PLN	1,000	PLN	WIBOR	12.08.2002r	bill of exchange
35	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	1,200	PLN	1,068	PLN	WIBOR + margin	credit in a current bank account	cession of goods in the amount of PLN 1,440,000
36	Bank Handlowy w Warszawie S.A.***	Warszawa, Plock branch	3,500	PLN	2,690	PLN	WIBOR + margin	credit line - 20.11.2002	blank bill of exchange

(in thousand PLN)

Note 23C

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
37	PEKAO S.A. ***	Warszawa, Plock branch	2,000	PLN	1,409	PLN	WIBOR + margin	credit line - 30.09.2002	blank bill of exchange
38	Bank Handlowy w Warszawie S.A.***	Warszawa	500	PLN	28	PLN	WIBOR + margin	31.12.2002	-
39	BRE Bank S.A.***	Warszawa, Rzeszow branch	15,000	PLN	11,259	PLN	WIBOR + margin	31.12.2002	own bill of exchange, cession of receivables
40	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko-Zdroj branch	15,000	PLN	11,527	PLN	WIBOR + margin	-	own bill of exchange
41	PKO BP S.A.***	Warszawa, Poznan branch	5,400	PLN	4,627	PLN	WIBOR + margin	27.07.2002	registered pledge on goods (PLN 3,000,000) and tractors
42	ING Bank Slaski S.A.***	Katowice, Warszawa branch	6,000	PLN	2,994	PLN	WIBOR + margin	credit in a current bank account	own blank bill of exchange
43	Kredyt Bank S.A. ***	Warszawa, Wroclaw branch	930	PLN	920	PLN	changing interest rate	26.04.2003	cession of property rights
44	Kredyt Bank S.A. ***	Warszawa, Wroclaw branch	700	PLN	350	PLN	changing interest rate	19.11.2002	mortgage on real estate No.263/11,23
45	Bank Zachodni WBK S.A.***	Wroclaw, Inowroclaw branch	500	PLN	21	PLN	changing interest rate	-	mortgage, blank bill of exchange, authorisation to a bank account
46	Bank Handlowy w Warszawie S.A.***	Warszawa, Plock branch	1,000	PLN	346	PLN	WIBOR + margin	-	-
47	LG Petro Bank S.A.***	Lodz, Gdansk branch	605	EUR	605	EUR	LIBOR (EUR) + margin	18.10.2002	money bailment in the amount of PLN 560,000
48	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Plock branch	200	PLN	80	PLN	WIBOR + margin	11.10.2002	-

(in thousand PLN)

Note 23C

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
	Long term currently repaid								
49	Bank Ochrony Srodowiska S.A.**	Warszawa, Wloclawek branch	150,000	PLN	30,000	PLN	preferential rate	31.12.2002	mortgage, cession of receivables, voluntary submission to infusement
50	Bank Ochrony Srodowiska S.A.**	Warszawa, Plock branch	450	PLN	201	PLN	preferential rate	08.11.2002	own blank bill of exchange, voluntary submission to infusement
51	PKO BP S.A.**	Warszawa, Plock branch	100,000	PLN	102,615	PLN	WIBOR + margin	08.12.2002	authorisation to 2 bank accounts, cession of receivables
52	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	80,000	PLN	41,018	PLN	preferential rate	30.04.2003	own blank bill of exchange, cession of receivables
53	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa, Opole branch	2,000	PLN	1,006	PLN	preferential rate	20.12.2002	own blank bill of exchange, cession of receivables
54	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa, Plock branch	1,000	PLN	500	PLN	preferential rate	31.07.2002	authorisation to a current bank account, own blank bill of exchange
55	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	5,000	PLN	1,000	PLN	preferential rate	31.05.2003	own blank bill of exchange, cession of receivables
56	ABN Amro **	Warszawa	821,520	200 000 USD	2,491	-	LIBOR + margin	13.08.2002	voluntary submission to infusement
57	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	1,100	PLN	371	PLN	preferential rate	31.03.2003	authorisation to a current bank account in BOS, own blank bill of exchange
58	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	47,712	12 114 EUR	9,604	2 431 EUR	EURIBOR + margin	22.03.2003	mortgage, authorisation to a current bank account in BIG BG S.A., own blank bill of exchange, cession of receivables
59	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	117	PLN	39	PLN	WIBOR	30.06.2003	*blank bill of exchange, current bank account, pledge on* chromatograph
60	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	30,000	PLN	6,664	PLN	WIBOR 3M + margin	06.03.2003	mortgage, authorisation to a current bank account in BIG BG S.A., own blank bill of exchange, cession of receivables
61	Consortium of banks organised by Bank Handlowy w Warszawie S.A.***	Warszawa	103,712	94 640 PLN i 2 200 EUR	21,392	19 577 PLN i 447 EUR	WIBOR + margin EURIBOR + margin	07.12.2002	mortgage
62	CITIBANK INTERNATIONAL PLC***	*London*	88,482	21 458 EUR	32,699	8 053 EUR	EURIBOR + margin	08.10.2002	NCM guarantee
63	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Torun branch	1,500	PLN	405	PLN	preferential rate	15.01.2003	authorisation to a current bank account in BIG BG S.A., own blank bill of exchange, guarantee of BIG BG S.A.
64	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	6,000	PLN	850	PLN	preferential rate	31.03.2003	own blank bill of exchange with notarial deed
65	Bank Handlowy w Warszawie S.A.***	Warszawa, Olsztyn branch	1,500	PLN	300	PLN	preferential rate	30.06.2003	cession of property rights from purchased assets, without life stock
66	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Katowice branch	5,773	PLN	1,640	PLN	preferential rate	30.11.2003	blank bill of exchange, mortgage, authorisation to a current bank account
67	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Katowice branch	3,000	PLN	860	PLN	preferential rate	30.11.2003	blank bill of exchange, authorisation to a current bank account
68	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	2,341	PLN	800	PLN	preferential rate	30.06.2004	bank guarantee, blank bill of exchange
69	PEKAO S.A.***	Warszawa, Lublin branch	6,494	DEM	3,823	PLN	LIBOR + margin	23.04.2003r	cession of property rights

(in thousand PLN)

Note 23C

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
			PLN	currency	PLN	currency			
70	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Torun branch	225	PLN	22	PLN	preferential rate	15.09.2005	bank guarantee
71	Bank Handlowy w Warszawie S.A.***	Warszawa	130,000	PLN	4,892	PLN	WIBOR	31.12.2013	cession of receivables from lease agreement of containers, cession of property rights
72	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	12,472	4 805 CHF przeliczono wg kursu 1CHF = 2,5954 PLN	1,023	376	LIBOR + margin	31.12.2006	own bill of exchange guaranteed by PKN Orlen S.A.
73	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	31,395	12 096 CHF przeliczono wg kursu 1CHF = 2,5954 PLN	5,034	1,849	LIBOR + margin	31.12.2006	own bill of exchange guaranteed by PKN Orlen S.A.
74	PKO BP S.A.***	Warszawa, Poznan branch	2,500	PLN	833	PLN	WIBOR + margin	09.07.2003	mortgage, cession of rights from insurance policy agreement
75	Bank Handlowy w Warszawie S.A.***	Warszawa, Poznan branch	6,500	PLN	1,300	PLN	WIBOR + margin	01.03.2006	mortgage, cession of rights from insurance policy agreement
76	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszow branch	6,800	PLN	1,427	PLN	preferential rate	31.12.2002	guarantee of PEKAO S.A., Krosno branch
77	ING Bank Slaski S.A.***	Katowice O/Krosno	29,689	PLN	6,188	PLN	WIBOR + margin	28.02.2003	mortgage in the amount of PLN 29.7 million on estate where Hydrorefining Complex is located, cession of property rights from movables within Hydrorefining Complex or located on the area included in the mortgage necessary for proper operation
78	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	5,300	PLN	530	PLN	preferential rate	30.11.2002	own blank bill of exchange with declaration, cession of receivables in PEKAO S.A., Jedlicze branch to the amount of indebtedness, guarantee of PEKAO S.A., Tarnow branch, secured by 11 own blank bills of exchange
79	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	50,000	PLN	10,000	PLN	preferential rate	20.12.2002	guarantee agreement of PKN ORLEN S.A., declaration of voluntary submission to infusement in a form of notarial deed
80	BIG Bank Gdanski S.A.***	Warszawa, Krosno branch	30,000	PLN	256	PLN	calculated interest rate		
81	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	100	PLN	14	PLN	preferential rate	18.01.2003	registered pledge
82	LG Petro Bank S.A.***	Lodz, Bydgoszcz branch	300	PLN	65	-	preferential rate	08.03.2004	registered pledge on a truck (MAN), cession of rights from insurance policy agreement
83	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Plock branch	7,959	PLN	1,873	PLN	WIBOR + margin	30.06.2003	cession of fixed assets, own blank bill of exchange
84	PEKAO S.A. ***	Warszawa, Szczecin branch	150	PLN	38	PLN	WIBOR + margin	15.11.2002	registered pledge
85	LG Petro Bank S.A.***	Lodz, Szczecin branch	390	PLN	150	PLN	LIBOR + margin	30.09.2003	registered pledge
86	PEKAO S.A. ***	Warszawa, Szczecin branch	150	PLN	38	PLN	WIBOR + margin	31.01.2004	registered pledge
	TOTAL				1,052,536				

*Notes to the "Interest rates" are presented in Note 22D.

** Loan taken by the Parent Company

*** Loan taken by Subsidiaries

(in thousand PLN)

Note 23D

SHORT TERM LIABILITIES FROM THE ISSUE OF SECURITIES					
Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
Bonds	20,640	10.27%	10.07.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	40,350	10.36%	24.07.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	41,060	10.20%	07.08.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	48,600	10.05%	12.08.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	43,380	9.55%	23.08.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	40,270	9.53%	28.08.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	45,900	9.10%	23.09.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total	**280,200**				

(in thousand PLN)

Nota 24A.

MOVEMENTS IN NEGATIVE GOODWILL	30 June 2002	31 December 2001	30 June 2001
a) balance at the beginning of period	843	-	-
b) increases	-	843	-
c) decreases	(225)	-	-
Negative goodwill at the end of period	618	843	-

Nota 24B.

OTHER ACCRUALS AND DEFERRED INCOME	30 June 2002	31 December 2001	30 June 2001
a) accruals, including:	60,159	52,340	27,788
- long term	314	-	-
- holiday pay accrual	156	-	-
- cost of awards in VITAY program	-	-	-
- other	158	-	-
- short term	59,845	52,340	27,788
- holiday pay accrual	17,427	19,284	15,651
- cost of awards in VITAY program	32,509	17,489	5,646
- costs of not invoiced services	712	-	-
- environment pollution	3,153	5,385	3,810
- other	6,044	10,182	2,681
b) deffered income	9,620	9,223	4,611
- long term	6,727	3,513	1,069
- subventions received	542	3,513	1,069
- other	6,185	-	-
- short term	2,893	5,710	3,542
- subventions received	97	5,433	1,841
- other	2,796	277	1,701
Total other accruals and deferred income at the end of period	69,779	61,563	32,399

MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME	30 June 2002	31 December 2001	30 June 2001
a) accruals at the beginning of period	52,340	48,543	48,543
b) increases	27,906	5,990	4,780
c) decreases	(20,087)	(2,193)	(25,535)
d) accruals at the end of period	60,159	52,340	27,788
e) deferred income at the beginning of period	9,223	4,435	4,435
f) increases	937	14,823	9,119
g) decreases	(540)	(10,035)	(8,943)
h) deferred income at the end of period	9,620	9,223	4,611
Total other accruals and deferred income at the end of period	69,779	61,563	32,399

Nota 25.

	30 June 2002	31 December 2001	30 June 2001
Net book value	7,648,424	7,501,139	7,373,408
Number of shares as at 30.06.2002	420,177,137	420,177,137	420,177,137
Net book value per share (in zloty)	18.20	17.85	17.55
Expected number of shares	420,177,137	420,177,137	420,177,137 *
Diluted net book value per share (in zloty)	18.20	17.85	17.55

*Diluted ratios are calculated according to IFRS and differ from previously published. The way of calculation of net book value and diluted net book value was described in Note 41.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A.

Off-balance sheet receivables from subordinated companies	30 June 2002	31 December 2001	30 June 2001
a) guaranties an sureties received, including:	-	-	-
b) other, including:	-	-	-
Total off-balance sheet receivables from subordinated companies	-	-	-

Note 26B.

Off-balance sheet liabilities from subordinated companies	30 June 2002	31 December 2001	30 June 2001
a) guaranties an sureties granted, including:	1,259	1,430	3,540
- for subordinated companies	1,259	1,430	3,540
b) other, including:	40	-	-
- for dominant company	-	-	-
Total off-balance sheet liabilities from subordinated companies	1,299	1,430	3,540

(in thousand PLN)

Notes to the consolidated income statement

Note 27A.

NET SALES OF OWN PRODUCTS (TYPE OF SALES)	30 June 2002	30 June 2001
- from subordinated companies	254,195	86,395
a. sales of products	10,616,920	11,277,345
b. sales of services	149,268	113,243
c. sales of products - other	538,982	80,127
Total net sales of products	11,305,170	11,470,715

Note 27B.

NET SALES OF OWN PRODUCTS (BY TERRITORY)	30 June 2002	30 June 2001
a) domestic sales, including:	10,709,328	11,097,498
- from subordinated companies	254,195	86,395
b) export sales, including:	595,842	373,217
- from subordinated companies	-	-
Total net sales of products	11,305,170	11,470,715

Note 28A.

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)	30 June 2002	30 June 2001
- from subordinated companies	16,832	862
a. sales of goods	219,419	375,788
b. sales of materials	254,913	413,791
c. other sales	274,276	1,908
Total net sales of goods for resale and materials	748,608	791,487

Note 28B.

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)	30 June 2002	30 June 2001
a) domestic sales, including:	618,102	512,468
- from subordinated companies	16,832	862
b) export sales, including:	130,506	279,019
- from subordinated companies	-	-
Total net sales of goods forresale and materials	748,608	791,487

Note 29.

COSTS (BY COSTS TYPE)	30 June 2002	30 June 2001
a) depreciation	525,540	458,324
b) usage of materials and energy	4,776,913	5,276,518
c) external services	643,102	598,288
d) taxes	4,791,753	4,334,920
e) wages and salaries	419,255	415,591
f) social insurance and other charges	106,425	102,568
g) other costs	139,365	124,848
Total costs	11,402,353	11,311,057
Changes in the position of stocks and accruals	(329,709)	(114,289)
Cost of products and services for own use (negative value)	(34,335)	(14,494)
Sales and distribution costs (negative value)	(5,402,532)	(4,841,530)
General and administration expenses (negative value)	(426,064)	(400,637)
Cost of sales	5,209,713	5,940,107

(in thousand PLN)

Note 30.

OTHER OPERATING INCOME		30 June 2002	30 June 2001
a) releases of provisions		12,687	50,189
- environmental provision		11,555	14,084
- provision for probable unfavourable court decisions (non tax related)		281	-
- other		851	36,105
b) reversal of impairment write-offs of assets		25,134	6,298
- impairment of receivables		16,600	6,298
- impairment of tangible assets		5,334	-
- other		3,200	-
c) other, including:		49,553	43,963
Income from recovery of current assets		4,813	1,397
Value of finished goods		3,632	-
Income from perpetual leasehold		1,685	-
Fines received		15,055	1,972
Stocktaking discrepancies		1,328	436
Income from investments sales		2,169	-
Other		20,871	40,158
Total other operating income		87,374	100,450

Note 32.

OTHER OPERATING COSTS		30 June 2002	30 June 2001
a) setting-up provisions for:		10,894	220
- environmental provision		2,000	-
- provision for tax control		1,330	-
- provision for probable unfavourable court decisions (non tax related)		2,620	-
- other		4,944	220
b) impairment write-offs of assets, including:		59,327	36,989
- impairment of receivables		56,271	36,989
- impairment of tangible assets		-	-
- other		3,056	-
c) other, including:		40,936	35,022
- value of investments given away		-	1,109
- write down of overdue accounts receivable		894	-
- donations		1,099	2,500
- stockcount differences		1,216	2,129
- fines paid		878	841
- court costs		1,628	1,331
- costs and loses due to administration of goods for resale and materials		5,110	-
- other		30,111	27,112
Total other operating costs		111,157	72,231

Nota 32A.

DIVIDENDS RECEIVED AND SHARES IN PROFITS		30 June 2002	30 June 2001
a) from related entities, including:		-	-
b) from other entities		-	1,005
Total dividends received and share in profits		-	1,005

(in thousand PLN)

Nota 32B.

INTEREST INCOME	30 June 2002	30 June 2001
a) from loans granted	9,878	690
- from related entities	18	-
- from subsidiary companies	18	-
b) other interest income	26,934	49,907
- from related entities	708	62
- from subsidiary companies	345	-
- from associated companies	363	62
- from other entities	26,226	49,845
Total interest income	36,812	50,597

Nota 32Ba.

INTEREST INCOME	30 June 2002	30 June 2001
a) from loans granted and debt securities purchased	9,878	690
- received	6,154	644
- not received	3,724	46
b) other interest	26,934	49,907
- received	4,380	10,129
- not received	22,554	39,778
Total interest income	36,812	50,597

Nota 32C.

OTHER FINANCIAL INCOME	30 June 2002	30 June 2001
a) foreign exchange gains	20,459	59,316
- realized	20,361	28,318
- unrealized	98	30,998
b) release of provisions (by categories)	16,003	18,133
- for interest on receivables	15,900	18,133
- other	103	-
c) other, including:	5,694	18,451
Total other financial income	42,156	95,900

Note 33A.

INTEREST EXPENSES	30 June 2002	30 June 2001
a) from credits, loans and securities issued	107,476	207,386
- to related entities	522	-
- to subsidiary companies	522	-
- to other entities	106,954	207,386
b) other interest	2,620	13,854
- to related entities	602	155
- to subsidiary companies	-	127
- to associated companies	602	28
- to other entities	2,018	13,699
Total interest expenses	110,096	221,240

INTEREST EXPENSES	30 June 2002	30 June 2001
a) from credits, loans and securities issued	107,476	207,386
- paid	93,778	190,723
- not paid	13,698	16,663
b) other interest	2,620	13,854
- paid	1,232	4,738
- not paid	1,388	9,116
Total interest expense	110,096	221,240

Note 33B.

OTHER FINANCIAL EXPENSES	30 June 2002	30 June 2001
a) foreign exchange loses	61,908	33,825
- realized	45,218	29,776
- unrealized	16,690	4,049
b) release of provisions (by categories)	20,611	24,210
- interest from receivables	20,500	24,210
- other	111	-
c) other financial expenses, including:	7,261	1,462
Total other financial expenses	89,780	59,497

Note 34.

PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES	30 June 2002	30 June 2001
a) profit from sale of shares	-	-
b) loss from sale of shares	-	-
Total profit (loss) from sale of shares in subordinated entities	-	-

Note 35.

EXTRAORDINARY GAINS	30 June 2002	30 June 2001
a) accidental	198	3,598
b) other	975	41
Total extraordinary gains	1,173	3,639

(in thousand PLN)

Note 36.

EXTRAORDINARY LOSES	30 June 2002	30 June 2001
a) accidental	3,994	241
b) other	3	1,492
Total extraordinary loses	3,997	1,733

Note 37A.

CORPORATE INCOME TAX - CURRENT	30 June 2002	30 June 2001
1. Gross profit	301,289	328,786
2. Consolidation adjustments	(27,796)	12,147
3. Differences between gross profit (loss) and taxable income, including:	86,141	(147,600)
a) permanent differences between gross profit (loss) and taxable income	58,563	(556)
b) temporary differences between gross profit and taxable income	27,884	(146,856)
c) other differences between gross profit and taxable income	(306)	(188)
4. Taxable income	359,634	193,333
5.Tax according to tax rate for the year	105,924	82,642
9. Tax allowances and increases	90	-
7. Current income tax as declared in the CIT declaration	106,014	82,642
- as presented in the profit and loss account	105,960	54,112
- relating to decreases or increases of equity	59	-

Note 37B.

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT	30 June 2002	30 June 2001
- decrease (increase) relating to temporary differences and reversals of temporary differences	(6,949)	39,689
- decrease (increase) relating to changes in tax rates	-	-
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	19	-
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	(2,899)	-
- other, including:	118	-
Total deferred corporate income tax	(9,711)	39,689

	Company	Anwil S.A.	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Other entities	Total
I half of year 2001						
current tax	37,281	14,906	431	132	57,607	110,357
deferred tax	25,603	2,342	4,249	2,376	(7,166)	27,404
Total	62,884	17,248	4,680	2,508	50,441	137,761
I half of year 2002						
current tax	76,406	1,895	13,281	179	14,253	106,014
deferred tax	(6,921)	981	(1,330)	664	(3,105)	(9,711)
Total	69,485	2,876	11,951	843	11,148	96,303

Note 38.

OTHER OBLIGATORY CHARGES	30 June 2002	30 June 2001
Total other obligatory charges	-	-

Note 39.

INCOME FROM ASOCIATED COMPANIES ACCOUNTED FOR UNDER EQUITY METHOD	30 June 2002	30 June 2001
Naftoport	6,021	5,803
Anwil for 1 Q 2001	-	10,788
Others	137	1,346
Income from associated companies accounted for under the equity method	6,158	17,937

(in thousand PLN)

Note 40.

NET PROFIT (LOSS) *		30 June 2002	31 December 2001	30 June 2001
a) net profit(loss) of the dominant companies / significant investor		152,543	-	177,945
b) net profit (loss) of subordinated companies		40,995	-	73,278
c) net profit (loss) of joint-venture companies		-	-	-
d) net profit (loss) of associated companies		6,158	-	17,937
e) consolidation adjustments		(555)	-	(30,098)
Net profit (loss)		199,141	-	239,062

* The distribution of profit was presented in explenatory notes in Note 42.

(PLN thousand)

Note 41.Method of calculation of earnings and diluted earnings per ordinary share for the twelve months period

Net profit (for 12 months) in zloty	(A)	325,945,111.12
Weighted average number of ordinary shares	(B)	420,177,137
Earnings per ordinary share (in zloty)	(A/B)	0.78
Weighted average expected number of ordinary shares	(C)	420,177,137
Diluted earnings per ordinary share (in zloty)	(A/C)	0.78

Following assumptions were made to calculate earnings and diluted earnings per ordinary share:

- number of issuer's ordinary shares is set as a number of shares in the specified period where weights are set as length of the period equal to the whole or the part of the accounting year,

- expected number of ordinary shares is calculated according to IFRS.

Note 42. Distribution of profit of the Company and consolidated associates and subsidiaries for the year 2001

a). Distribution of profit for the year 2001

Distribution of profit	
Dividend (0.12 zloty per 1 share)	50,421,256.44
Reserve capital	197,605,162.56
Total	248,026,419.00

(PLN thousand)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001

	ORLEN KolTrans Sp. z o.o.	Petrocentrum Sp. z o.o.	Petrogaz Plock Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	Petrogaz Inowroclaw Sp. z o.o.	Orlen Polimer Sp. z o.o.	Orlen Powiernik Sp. z o.o.	Orlen Transport Szczecin Sp. z o.o.	Orlen Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	Orlen Transport Lublin Sp. z o.o.
Distribution of profit												
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (absorption of losses)	-	276	-	197	(2,068)	(341)	1,127	30	808	207	168	1,299
Dividends	-	-	-	-	-	-		-	-	-	-	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	797	-	7,030	-	-	-	-	-	-	-	-	190
Total profit (loss) for the year 2001	797	276	7,030	197	(2,068)	(341)	1,127	30	808	207	168	1,489

(PLN thousand)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001 (continued)

	Orlen Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	Orlen Transport Poznan Sp. z o.o.	Orlen Transport Slupsk Sp. z o.o.	Orlen Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	Orlen Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o..	Orlen Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	Orlen Wodkan Sp. z o.o.
Distribution of profit											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (absorption of losses)	3,240	(1,142)	1,612	1,478	740	2,986	355	-	798	(3,138)	278
Dividends	-	-	-	-	-	328	-	-	-	-	-
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	235	-	-	-	(921)	-	-	-
	-----	-----	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total profit (loss) for the year 2001	3,240	(1,142)	1,612	1,713	740	3,314	355	(921)	798	(3,138)	278
	=====	=====	=====	=====	=====	=====	=====	=====	=====	=====	=====

(PLN thousand)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001 (continued)

	Rafineria Trzebinia S.A.	Petro-Oil Sp. z o.o.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli "Solino" S.A.	Orlen Mechanika Sp. z o.o.	ORLEN Petro-Tank Sp. z o.o.	Orlen Automatyka Sp. z o.o.	Orlen Petrozachod Sp. z o.o.	ORLEN Petrogaz Wroclaw Sp. z o.o.
Distribution of profit										
Rewards for employees	-	-	-	-		-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-		-	-	-	-	-
Capital reserve (absorption of losses)	2,976	253	11,096	20,025	999	172	6,684	-	292	(125)
Dividends	-	-	-	-	-	-	-	480	-	-
Company's Social Fund (ZFSS)		-	-	-	350	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	1.743	-	-
Undistributed profit	483	-	-	-	-	-	-	-	-	(124)
	-----	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total profit (loss) for the year 2001	3,459	253	11,096	20,025	1,349	172	6,684	2.223	292	(249)
	=====	=====	=====	=====	=====	=====	=====	=====	=====	=====

(PLN thousand)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2001 (continued)

	Orlen Remont Sp. z o.o.	Petrolot Sp. z o.o.	Orlen Eltech Sp. z o.o.	Petroprojekt Sp. z o.o.	Orlen EnergoRem Sp. z o.o.	Orlen Wir Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
Distribution of profit									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (absorption of losses)	-	3,859	528	1,272	440	635	-	-	-
Dividends	480	-	132	1,050	146	-	20,974	4,634	620
Company's Social Fund (ZFSS)	1,609	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2001	2,089	3,859	660	2,322	586	635	20,974	4,634	620

(PLN thousand)

Note 43. Method of calculation of net book value and diluted net book value per share as at 30 June 2002

Net book value	(A)	7,648,423,224,83
Number of shares	(B)	420,177,137
Net book value per share (in zloty)	(A/B)	18.20
Expected number of shares	(C)	420,177,137
Diluted net book value per share (in zloty)	(A/C)	18.20

Following assumptions were taken to calculate net book value and diluted net book value per ordinary share:

- number of issuer's ordinary shares is set as a number of shares as at 30 June 2002,
- expected number of ordinary shares is calculated according to IFRS.

(PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10 A.

Note 44. Classification of the capital group activities in cash flow statement

The classification of activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the PKN ORLEN Group's core activity, not enumerated in financing and investing activities (i.e. repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales);
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

a. The reasons for occurrence of differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2002
Balance sheet change in net value of long- and short-term receivables	(47,948)
Change in investing receivables	278
Change in financial fixed assets	4,428
Change in financial instruments receivables	4,421
Other	8,033
Change in receivables within cash flow statement	(30,788)

Liabilities:	6 months ended 30 June 2002
Balance sheet change in long- and short-term liabilities	189,951
Change in short-term loans and borrowings	85,222
Change in investing liabilities	51,453
Change in liabilities resulting from issuance of securities	65,000
Change in dividend liabilities	(50,901)
Change of liabilities from financial fixed assets	(5,963)
Other	(1,341)
Change in long- and short-term liabilities within cash flow statement	333,421

Stock:	6 months ended 30 June 2002
Balance sheet change in stock	(247,599)
Contributions in kind changes	63
Other	(20)
Change in balance of stock within cash flow statement	(247,556)

(PLN thousand)

Accruals:	6 months ended 30 June 2002
Balance sheet change in accruals	(62,891)
Change in commercial bonds interest	(2,623)
Change in accruals on financial instruments	6,833
Other	2,524
Change in accruals within cash flow statement	(56,157)

Provisions:	6 months ended 30 June 2002
Balance sheet change in provisions	(14,046)
Adjustment of deferred tax reflected in equity	149
Other	(2,885)
Change in provisions within cash flow statement	(16,782)

b) Other captions in consolidated cash flow statement

In the cash flow statement for the six months ended 30 June 2002 in an item B.II.5 in investing activities an amount of PLN (100,203) thousand is presented. This amount includes:

Change in prepayments for fixed assets	(96,635)
Other	(3,568)

	(100,203)
	======

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY INDUSTRY AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by main segments of the Capital Group's activities

Business segments

The Company's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining and wholesale and retail trading of refinery products.
- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by other Group entites.

Segment profit and segment assets have been determined before making inter-segment adjustments as appropriate. Sales prices between business segments approximate market prices.

(PLN thousand)

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Consolidated	
	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001
Revenue										
External sales	10,601,589	10,844,860	1,271,432	1,245,074	180,757	172,268	-	-	12,053,778	12,262,202
Inter-segment sales	1,112,071	1,176,225	577,092	539,698	580,744	598,793	(2,269,907)	(2,314,716)	-	-
Total revenue	11,713,660	12,021,085	1,848,524	1,784,772	761,501	771,061	(2,269,907)	(2,314,716)	12,053,778	12,262,202
Result										
Segment result	418,268	343,918	82,380	167,504	48,216	38,124	(181)	31	548,683	549,577
Unallocated corporate expenses									(149,344)	(157,580)
Profit from operations									399,339	391,997
Financial income									83,981	197,253
Financial expenses									(200,526)	(284,482)
Gross profit									282,794	304,768
Extraordinary profits									1,173	3,639
Extraordinary losses									(3,997)	(1,733)
Write-off of goodwill from consolidation	-	(16)	-	-	(522)	(1,223)			(522)	(1,239)
Write-off of negative goodwill from consolidation	4,643	5,034	16,052	16,567	1,146	1,750			21,841	23,351
Profit before taxation									301,289	328,786

(PLN thousand)

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Consolidated	
	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001	For 6 month period ended 30 June 2002	For 6 month period ended 30 June 2001
Income tax									(96,249)	(93,801)
Other obligatory charges on profit										
Share of net profits of entities consolidated under equity method	(356)	(163)	492	11,561	6,022	6,539			6,158	17,937
Minority interests									(12,057)	(13,860)
Net profit									199,141	239,062

(PLN thousand)

	Refining and Marketing			Chemicals			Other operations			Eliminations			Consolidated		
	as at 30 June 2002	as at 31 December 2001	as at 30 June 2001	as at 30 June 2002	as at 31 December 2001	as at 30 June 2001	as at 30 June 2002	as at 31 December 2001	as at 30 June 2001	as at 30 June 2002	as at 31 December 2001	as at 30 June 2001	as at 30 June 2002	as at 31 December 2001	as at 30 June 2001
Other Information															
Segment assets	9,428,467	9,150,983	9,695,483	2,311,185	2,197,995	2,117,823	1,597,700	1,640,343	1,624,379	(92,746)	(104,324)	(104,940)	13,244,606	12,884,997	13,332,745
Investments in associates	1,452	1,667	1,438	6,420	7,311	6,456	56,988	61,666	56,501				64,860	70,644	64,395
Goodwill	85	59	32	-	-	-	4,060	4,079	6,064				4,145	4,138	6,096
Unallocated corporate assets													1,117,229	1,149,502	1,129,551
Total assets													**14,430,840**	**14,109,281**	**14,532,787**
Segment liabilities	2,554,086	2,278,098	2,994,436	227,674	229,106	228,135	378,193	402,832	403,347	(95,829)	(104,052)	(104,598)	3,064,124	2,805,984	3,521,320
Negative goodwill	15,594	18,644	22,778	255,335	271,382	306,358	444	1,689	3,770				271,373	291,715	332,906
Unallocated corporate liabilities													3,039,346	3,113,590	2,909,791
Total liabilities													**6,374,843**	**6,211,289**	**6,764,017**

	Refining and Marketing		Chemicals		Other operations		Consolidated	
	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 30 June 2002	6 months ended 30 June 2001
Property, plant, equipment and intangible assets expenditure	259,652	459,892	51,774	53,084	48,941	35,706	360,367	548,682
Property, plant, equipment and intangible assets expenditure unallocated to segments							17,473	31,008
Total property, plant, equipment and intangible assets expenditure							**377,840**	**579,690**
Segment depreciation	328,443	309,148	99,592	61,120	81,237	75,080	509,272	445,348
Unallocated assets depreciation							16,268	12,976
Total depreciation							**525,540**	**458,324**
Non-cash expenses other than depreciation	64,560	18,347	7,781	15,011	16,829	5,261	**89,170**	**38,619**

(PLN thousand)

Geographical segments

The Group operates mainly in Poland. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 6 and 3 month periods ended 30 June 2002 and for 6 month period ended 30 June 2001:

Segment:	Refining and Marketing		Chemicals		*Other operations*		*Consolidated*	
	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 30 June 2002	6 months ended 30 June 2001
Export sales	391,443	363,812	325,342	284,200	9,563	4,224	726,348	652,236
Domestic sales	10,210,146	10,481,048	946,090	960,874	171,194	168,044	11,327,430	11,609,966
Total external revenue	**10,601,589**	**10,844,860**	**1,271,432**	**1,245,074**	**180,757**	**172,268**	**12,053,778**	**12,262,202**

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

Additional explanatory notes

1 FINANCIAL INSTRUMENTS

a. **Swap transactions**

One of the subsidiaries, Anwil S.A., entered foreign currency swap and interest rate swap to hedge against foreign exchange rate exposure. Data concerning that contract as at 30 June 2002 and 30 June 2001 are presented below:

Entity	Bank	Type of forward transaction	Date of entering transaction	Date of closing transaction	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	BIG Bank Gdanski S.A.	exchange rate and interest rate swap	15/01/2002	08/04/2004	EUR 19,186,000	PLN 67,571,173	6M EURIBOR + 0.3%	6M WIBOR + 2.5%

Date of interest payment on amount bought forward	Date of interest payment on amount sold forward	Amount of interest received by the Group in the 6 month period to 30 June 2002 (PLN thousand)	Amount of interest paid by the Group in the 6 month period to 30 June 2002 (PLN thousand)	Fair value as at 30 June 2002 (PLN million)	Fair value as at 31 December 2001 (PLN million)	Fair value as at 30 June 2001 (PLN million)
every 6 months from 08/04/2002 to 08/04/2004	every 6 months from 08/04/2002 to 08/04/2004	570	2,057	5	-	-

(PLN thousand)

b. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Capital Group of Polski Koncern Naftowy ORLEN S.A. in the 6 month periods ended 30 June 2002 and 30 June 2001 are the following:

Balance sheet values, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2001	-	14,297	425,857	54	-
- changes in accounting policies	8,885	-	-	-	-
1 January 2001 restated for comparative data	8,885	14,297	425,857	54	-
-increases	15,090	129,902	2,618	-	-
-decreases	(10,828)	(119,831)	(21,117)	-	-
30 June 2001	13,147	24,368	407,358	54	-
Balance sheet items					
Long term investments	-	-	407,358	-	-
Short term receivables	-	-	-	-	-
Short term investments	13,147	24,368	-	54	-
Short term liabilities	-	-	-	-	-
Total	13,147	24,368	407,358	54	-

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2001 was equal PLN 405,295 thousand and included mainly shares, with no active market. As at 30 June 2001 the Group did not possess significant financial assets held for trading valued at adjusted purchase price.

The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(PLN thousand)

Balance sheet values, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2002	15,463	10,969	483,392	104,586	-
-increases	11,152	149,083	757	9,364	708
-decreases	(7,961)	(131,764)	(7,602)	(9,767)	-
30 June 2002	18,654	28,288	476,547	104,183	708
Balance sheet items					
Long term investments	-	-	476,547	100,062	-
Short term receivables	7,079	-	-	3,665	-
Short term investments	11,575	28,288	-	456	-
Short term liabilities	-	-	-	-	708
Total	18,654	28,288	476,547	104,183	708

The value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2002 was equal PLN 473,723 thousand and comprised mainly shares, for which an active market exists. As at 30 June 2002, the Group did not have any significant financial assets held for trading valued at adjusted purchase price.

The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading..

(PLN thousand)

c. **Interest from debt securities, loans granted and own receivables**

6 months ended 30 June 2002	realised	unrealised with maturity:				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	1,422	60	-	-	60	**1,482**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	4,732	-	3,665	-	3,665	**8,397**
Total	**6,154**	**60**	**3,665**	**-**	**3,725**	**9,879**

6 months ended 30 June 2001	realised	unrealised with maturity:				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	644	46	-	-	46	**690**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	-	-	-	-	-	-
Total	**644**	**46**	**-**	**-**	**46**	**690**

(PLN thousand)

d. Interest from financial liabilities

6 months ended 30 June 2002	realised	unrealised with maturity:				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	66,803	9,164	-	-	9,164	**75,967**
Interest from long term financial liabilities	26,975	4,533	-	-	4,533	**31,508**
Total	**93,778**	**13,697**	**-**	**-**	**13,697**	**107,475**

6 months ended 30 June 2001	realised	unrealised with maturity:				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	136,810	6,753	-	-	6,753	**143,563**
Interest from long term financial liabilities	53,913	9,910	-	-	9,910	**63,823**
Total	**190,723**	**16,663**	**-**	**-**	**16,663**	**207,386**

(PLN thousand)

Nota 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at six months ended 30 June 2002	
Guarantees granted, including:	115,643
– to subsidiaries, including:	112,561
- consolidated:	111,262
– to associates	-
– to other companies	3,082
Other contingent liabilities, including:	46,303
– complaint of Enerco – Industrie (i)	23,232
– complaint of individuals (ii)	23,040
– other	31
Total	161,946

(i) Contingent liability concerning complaint of Enerco – Industrie of PLN 23,232 thousand includes payment for shares (PLN 5,000 thousand) and interest (PLN 18,232 thousand).

(ii) Contingent liabilities concerning: complaint of individuals of PLN 22,140 thousand. The amount of 22,140 relates to the fee for an inventive project and complaint of an individual of PLN 900 thousand due to an accident of a family member and against three parties.

(PLN thousand)

b) Tax allowance

According to the Decree of Ministry of Finance dated 25 January 1994, concerning deductions of taxable income with investment expenses and decreases of tax on profits as well as according to Art.18a of the Corporate Income Tax Act (being in force from 31 December 1999, from 1 January 2000 article 3.1 of Changes to Corporate Income Tax Act), corporate taxpayers were allowed to offset their taxable basis for a specified tax year with investment expenditure incurred in that year, and then offset its taxable basis for next tax year with a "tax bonus", i.e. half of the investment expenditure incurred in previous tax year. The PKN ORLEN Group companies benefited from the investment incentives in the following amounts in the periods from 1996 to 6 months ended 30 June 2002 (deductions from taxable income):

PKN ORLEN Group	Tax allowance	Tax bonus
Year 1996	251,669	129,315
Year 1997	442,234	125,834
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
6 months ended 30 June 2002	13,972	31,848
Total	1,601,324	770,671

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss and reversal of entitlement for investment allowances if within 3 years beginning end of the taxable year in which the allowance was used, any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums, in case of VAT, any outstanding payments may not exceed 3% of output VAT;

2) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of the Commercial Code;

3) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognized.

The Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931,being in force from 31 December 1999, from 1 January 2000 article 3.1 of Changes to Corporate Income Tax Act) stipulates that taxpayers do not lose such right to investment allowance (according to the article 18 a of Corporate Income Tax Act) if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days. In this case, the above implications, described in point (1) are not applicable.

c) Excise tax – contingent liability of Rafineria Trzebnia S.A.

On 9 January 2002 after a tax audit in Rafineria Trzebinia S.A., the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT tax for the period from June to December 1998, of PLN 55 million and liabilities resulting from penalty interest of PLN 58 million. The decision was subject to an appeal to Fiscal Chamber and a request to suspend the execution of the decision.

(PLN thousand)

On 7 February 2002 Fiscal Office in Chrzanow suspended execution of the decision. At the same time the Fiscal Office set pledge on: shares constituting financial fixed assets of Rafineria Trzebinia S.A. and on plant and equipment owned by Rafineria Trzebinia S.A. of total value equal to the tax liability. The right annotation was made in Fiscal Pledge Register.
On 12 February 2002 Fiscal Office in Chrzanow submitted to Mortgage Department of Regional Court a request for an annotation on enforced mortgage on real estates owned by Rafineria Trzebinia S.A.
On 4 July 2002 Fiscal Office in Krakow waived all decisions, which were subject to an appeal.
The case was referred to the first court for further inspection.

d) Power transfer fee – Zaklad Eneregetyczny Plock S.A.

Under the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1, dated January 15, 2001), the power transfer fee calculation method has changed. PKN ORLEN is in the process of negotiating new power transfer fee with Zaklad Energetyczny Plock S.A. The disputed amount was provided for based on best possible estimate made by PKN ORLEN Management.

e) Anti-trust proceedings

The Parent Company is subject to four anti-trust proceedings.

In two proceedings, Office for Protection of Competition and Consumer ("Office") issued a decision setting cash penalty. These proceedings concern:

1. Prices of fuels – the Parent Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In the year 2000 the provision of PLN 5 million, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Parent Company. As of the date of preparation of this statement, the Supreme Court has not appointed any date for the annulling lawsuit.

2. Methods of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols – the Parent Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001, the Anti-Trust annulled fully the decision the decision of OPCC, which blame PKN of applying monopolistic practice, annulling at the same time cash penalty. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. As of the date of preparation of this statement, the Supreme Court has not appointed any date for the annulling lawsuit.

Until the date of preparation of these consolidated financial statements, ultimate results of the above mentioned lawsuits were not known. Consolidated financial statements do not comprise provisions concerning above mentioned lawsuits, because according to the Management Board of the Parent Company, it is not probable that the Company will be charged with these costs.

In case of two remaining proceedings mentioned below, ultimate decisions were made. The proceedings concerned:

- Practices limiting competition – on 10 October 2001 President of OPCC commenced legal proceedings to command following companies: PKN ORLEN, BP EXPRESS Sp. z o.o., KAPBROL-Bis Sp. z o.o. and Klemens Imiola Firma KI to cease monopolistic practices, limiting competition by concluding agreements concerning prices for fuels on gas stations that belong to these firms in Koszalin. On 31 July 2002 President of OPCC decided, that no practices limiting competition by means of agreements setting the prices for fuel on gas stations by the charged companies took place at the local market of Koszalin,

(PLN thousand)

- Refusal to sale fuels to certain group of customers – the Parent Company appealed to the Supreme Court against the negative verdict of the Anti-trust Court, concerning cessation of monopolistic management practice. On 22 December 1999 Anti-trust Court set the verdict overruling the appeal of the Company, that was subject to cessation. The Supreme Court on 4 July 2002 overruled cessation of the Company, which sustains decision of OPCC from 13 January 1999. That decision urged to stop refusing sales of liquid fuels to certain groups of customers, because of anti-trust character of these actions.

In the verdict to which OPCC and PCLF submitted annulling request, the anti-Trust Court dismissed the decision of OPCC from 11 December 1998, issued at the request of PCLF ordering PKN ORLEN to cease practice of selling liquid fuels at the same price in Plock and regional trade offices of PKN ORLEN.
The Court stressed that although PKN ORLEN dominates on the liquid fuels market and acts on both wholesale and retail market, the way of setting wholesale prices does not interfere with anti-trust act.

f) Lawsuits concerning declaring as invalid the resolutions of the general meeting of shareholders of CPN and deregistering of CPN from Companies Register

The Parent Company was subject to three court proceedings on declaring as invalid the resolutions of the general meeting of shareholders of CPN.

One of them concerned the resolution taken on 29 October 1998 and relating to the decrease in capital of CPN by redemption part of shares being in possession of Nafta Polska S.A..

Two proceedings concerned declaring as invalid the resolution of 19 May 1999 relating to the merger of CPN with the Parent Company.

All the lawsuits were terminated by the Court.

g) Employees compensation plans

On 19 August 1999 an agreement between the Parent Company and a trade union "Solidarnosc" operating in former CPN was signed. The goal of this agreement was regulating legal status of former CPN employees in the Parent Company structure after the merger. The agreement was accepted by the other trade unions operating within the Parent Company and expanded to the remaining employees of the Parent Company. The Parent Company guaranteed all the employees not to be made redundant within 24 months from 1 January 1999. Above agreement expired on 30 November 2001.
The Parent Company is negotiating new agreement concerning regulation of employee situation in case of introducing restructuring actions in the Parent Company.

h) Polish taxation

Poland currently has a number of laws related to excise tax, value added tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes were implemented not long ago, and may be often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organizations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities of the Capital Group as to the interpretation of the law which could have significant effect on the entities of Group stated tax liabilities.

(PLN thousand)

i) Fixed assets located on the land where ownership is disputed

Net value of fixed assets on land with unsettled ownership issues as at 30 June 2002 accounts for PLN 11,129 thousand. Those assets are located mainly on fuel stations of former CPN. The necessity to leave or return these assets can have an adverse influence on the financial position or activity of the Capital Group.

Note 48. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 30 June 2002 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 49. Discontinued operations

During the six months ended 30 June 2002 the entities of the PKN ORLEN Group did not discontinue any core activity and do not plan to discontinue any area of core activity in the following 12 months.

Note 50. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed for own use during the six months ended 30 June 2002 amounted to PLN 8,015 thousand.

Note 51. Capital expenditures planned and incurred after 30 June 2002

Capital expenditures planned by the PKN ORLEN Group in following years amounts to PLN 6,479,253 thousand, including planned expenditures related to protection of environment amounting PLN 963,083 thousand. Capital expenditures on financial and non-financial fixed assets incurred till the end of July 2002 amounted to PLN 439,654 thousand, including expenditures related to protection of environment amounting to PLN 77,427 thousand.

Note 52. Information about significant transactions with related parties

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

Transactions with members of the Management Board and Supervisory Board are described in Note 55.

As at 30 June 2001 there were no borrowings granted by the PKN ORLEN Group companies to managing and supervising persons and their relatives.
In the six months ended 30 June 2002 members of Management Board, Supervisory Board of the Parent Company, their spouses, siblings, descendants and their other relatives have not entered any significant transactions with the Parent Company.

(PLN thousand)

b) Transactions of Parent Company with related entities in the period between 1 January and 30 June 2002 and account balances as at 30 June 2002

Capital Group of PKN ORLEN

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Total of related entities
Sales	1,396,688	16,912	25,483	45,926	1,485,009
Purchases	278,431	12,098	58,542	20,822	369,893
Interest receivable	1,576	18	172	86	1,852
Interest payable	-	-	-	-	-
Receivables	362,966	5,450	5,500	20,533	394,449
Payables	60,423	2,654	10,935	5,687	79,699
Loans granted	-	-	-	-	-
Loans received	-	-	-	-	-
Long-term receivables	255,076	-	-	-	255,076

1) The Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Company has significant influence through representatives of supervisory bodies

Information about share in common stock and number of votes in subsidiaries and associates is presented in Note 5 E

(PLN thousand)

Note 53. Information on significant items of financial fixed assets

a) Polkomtel S.A.

As at 30 June 2002 PKN ORLEN owned 4,019,780 shares of Polkomtel S.A. and had 19.61% share in Polkomtel share capital.

Polkomtel S.A. activities mainly include:
- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

On 29 December 2000 having exercised the subscription right, PKN ORLEN applied for 1,078,550 registered shares of "J" series issued by Polkomtel S.A. due to the development of UMTS technology, what is proportional to PKN ORLEN's 19.61% share in this company. In 2001 PKN ORLEN also paid instalments amounting to 107,855 thousand zloty for the acquired shares. On 24 September 2001 increase of capital amounted to 550 million zloty by issuing 5,500,000 shares was registered in The Regional Court for the city of Warsaw, IX Department of National Registry Code. Share capital of the company amounts to 2,050 million zloty.

On 18 June 2001 the Extraordinary Shareholders Meeting of Polkomtel S.A. agreed to grant the company a 500 million zloty loan by their shareholders. The Shareholders of Polkomtel (including PKN ORLEN) will participate in granting the loan in proportion to possessed shares. Financial support from the loan will be used to cover the UMTS expenses. The loan agreement was signed on 1 October 2001 between Polkomtel S.A. and its shareholders (including PKN ORLEN). PKN ORLEN granted loan amounting to 98 million zloty in the year 2001.

b) Niezalezny Operator Miedzystrefowy Sp. z o.o.

As at 30 June 2002 PKN ORLEN owned 168,000 shares and 35% of votes on General Meeting of Shareholders of Niezalezny Operator Miedzystrefowy Sp. z o.o. Share capital of the company amounts to PLN 240 million. The other shareholders are Polskie Sieci Elektroenergetyczne S.A. in Warsaw (50%) and Telekomunikacja Energetyczna Tel-Energo S.A. in Warsaw (15%).
The company's activities include: interregional telecommunication services, installation, exploitation, modernisation and usage of telecommunication systems.
In short-term perspective, new capital increases up to 60 million zloty are planned. Total share capital of Niezalezny Operator Miedzystrefowy Sp. z o.o. will amount to 300 million zloty. PKN ORLEN is to acquire new shares for the amount of 21 million zloty in total.
In the year 2001 involvement of PKN ORLEN S.A in Niezalezny Operator Miedzystrefowy Sp. z o.o. has increased by 35 million zlotys. The face value of one share increased from 100 zloty to 500 zloty (on 29 August 2001 Regional Court for the city of Warsaw XX Department of National Registry Code issued the decision of increasing the share capital of 100 million zlotys and of the change of the nominal value of share).

c) Telewizja Familijna S.A.

As at 30 June 2002 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A which represents 11.96% of share capital and 9.61% votes on General Meeting of Shareholders.
The company's activities include: radio and television activity, activity connected with movie and video industry, reproduction and recording, telecommunication, advertising and agency activity.

On 14 March 2000 a contract was signed between the Parent Company, Telewizja Familijna S.A., KGHM Metale S.A., PSE S.A., Prokom Investments S.A., Powszechny Zaklad Ubezpieczen na Zycie S.A. and Monastery "Prowincja Zakonu Braci Mniejszych Konwentualnych". The parties of this contract became the shareholders of Telewizja Familijna S.A. The value of capital investment of PKN ORLEN. amounts to 26 million zloty. The Parent Company set up an impairment provision for full value of shares.

(PLN thousand)

On 18 July 2001 PKN ORLEN acquired 260 bonds amounting to 26 million zloty. Repurchase of bonds is going to take place on 12 March 2005. The above bonds were fully provided for.

Note 54. Average employment information

Average employment by category in Parent Company and consolidated subsidiary entities between 1 January to 30 June 2002 was as follows:

Category of employment	6 months ended 30 June 2002
Blue collar workers	9,864
White collar workers	7,746

	17,610
	=====

Note 55. Remuneration of the Company's Management and Supervisory Boards, including distribution of profits of the Parent Company paid out in the period between 1 January 2002 and 30 June 2002

Remuneration of the Parent Company's Management includes contract remuneration, bonuses, yearly prize and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Parent Company pays for the members of Management Board life insurance.

Remuneration	6 months ended 30 June 2002
Management Board of Parent Company	4,481*
Supervisory Board of Parent Company	428

	4,909
	====

* including remuneration of former members of Management Board

Remuneration in subsidiaries	6 months ended 30 June 2002
Management Board of Parent Company	172*
Supervisory Board of Parent Company	-

	172
	====

* including remuneration of former members of Management Board

Remuneration in associates	6 months ended 30 June 2002
Management Board of Parent Company	35*
Supervisory Board of Parent Company	-

	35
	====

* including remuneration of former members of Management Board

(PLN thousand)

Note 56. Information about loans, borrowings and guarantees granted to the Management and Supervisory Board members and other information concerning Management and Supervisory Board members of Parent Company

The Parent Company, subsidiaries and associates did not grant loans to the Management and Supervisory Board members of the Parent Company in the year 2001. The Parent Company, subsidiaries and associates did not grant loans and guarantees to the Management and Supervisory Board members of the Parent Company.

Note 57. Significant events from previous years included in the financial statements for the first half of 2002

No significant events, concerning previous years were included in the financial statements for the six months ended 30 June 2002.

Note 58. Events occurring after the end of the financial year

a) Changes in the Management Board

On 1 July 2002 the Company informed that Mr Krzysztof Cetnar's, CFO, mandate and three year term of office has expired on 28 June, 2002 - the day of the Ordinary General Meeting of Shareholders which approved the Management Board's report on the Company's financial statements. On 11 July 2002 the Supervisory Board of PKN ORLEN appointed Mr Jacek Strzelecki to the position of the Vice President of the Management Board & CFO.

b) Changes in the Supervisory Board

On 1 July 2002, the Company informed that the Ordinary Meeting of Shareholders on 28 June, 2002 dismissed from the Supervisory Board Andrzej Herman. From 28 June, 2002 the Ordinary Meeting of Shareholders appointed to the Supervisory Board Jozef Wozniakowski and moreover the Ordinary Meeting of Shareholders appointed Mr Maciej Gierej to hold position of the Chairman of the Supervisory Board.

c) Signing a Letter of Intent with Agrofert Holding a.s.

On 24 July 2002 PKN ORLEN announced that it has signed a Letter of Intent with Prague-based Agrofert Holding a.s. (AGH) in Czech Republic to conduct a joined due diligence of Unipetrol a.s. (Unipetrol) and possibly express common interest in the acquisition of 62.99% of Unipetrol.

d) Changes in the structure of shareholders

On 30 July 2002 Management Board of PKN ORLEN S.A. announced that the number of its shares held by the Bank of New York decreased by 2.03%.
The Bank of New York, as of 29 July 2002, owned 70,634,050 shares of PKN ORLEN S.A. which assured 70,634,050 votes the General Shareholders' Meeting, that constituted 16.81% stake in the share capital as well as share in the number of votes at the General Shareholders' Meeting.

e) Approval of consolidated financial statements

On 30 August 2002 the General Meeting of Shareholders of PKN ORLEN approved the Management Board's report on the performance of ORLEN Capital Group and ORLEN Capital Group's consolidated financial statements for the year ended 31 December 2001.

Note 59. Information on relations between legal antecedent and the Company concerning overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing State Treasury transformed the State-owned enterprise under the firm of Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned Joint Stock Company. The Parent Company's share capital resulted from transformation of the former state enterprise funds: enterprise fund and start-up fund. The share capital of the Parent Company at the day of transformation amounted to 420 million zloty, with the remaining part of the funds of state-owned enterprise presented as the capital reserve of the Parent Company. The State Treasury took up all of the Company's shares. The special funds of the state-owned enterprise, in the amounts presented in the closing balance sheet, became special funds of the Parent Company in accordance with their previous use.

Note 60. Hyperinflationary accounting and reporting

The yearly average cumulated inflation rate for last three years for all the periods covered by this consolidated financial statements did not equal, nor exceed 100%, therefore the additional disclosure is not necessary.

(PLN thousand)

Note 61. Changes in the accounting policies

During the year 2002 the Capital Group introduced changes in accounting policies concerning rules according to which the consolidated financial statements for the previous reporting period were prepared, which resulted from the fact that the amended accounting act came into force from 1 January 2002 onwards. Further information on this is included in point D of the introduction to these consolidated financial statements.

The table below presents reconciliation between consolidated equity presented in the consolidated financial statements for the six months ended 30 June 2001 and for the year 2001 and consolidated net profit presented in the consolidated financial statements for the six months ended 30 June 2001 and comparable data presented in these consolidated financial statements.

	30 June 2001	31 December 2001
Consolidated equity – (data published earlier)	7,302,940	7,419,130
Unrealised foreign exchange gains	120,251	115,530
Changes resulting from assets and liabilities valuation	(11,350)	(15,100)
Embedded derivatives valuation	20,581	24,143
Equity compensations plans cost	(21,147)	(18,865)
Share of minority shareholders in the additional equity	1,053	(2,631)
Other adjustments	(13,391)	2,050
Deferred tax on adjustments	(25,529)	(23,118)
Consolidated equity – comparable data	7,373,408	7,501,139

	6 months ended 30 June 2001
Consolidated net profit – (data published earlier)	227,137
Unrealised foreign exchange gains	33,351
Changes resulting from assets and liabilities valuation	(2,401)
Embedded derivatives valuation	11,696
Equity compensations plans cost	(21,147)
Share of minority shareholders in the additional equity	(1,047)
Other adjustments	2,632
Deferred tax on adjustments	(11,159)
Consolidated net profit – comparable data	239,062

Unrealised foreign exchange gains

Unrealised foreign exchange gains are recorded as financial income of the reporting period in which the change of foreign exchange rate occurred. According to the Accounting Act before the amendment the differences were accounted for as deferred income.

(PLN thousand)

Valuation of assets and liabilities as at balance sheet date

At the balance sheet date foreign currency assets and liabilities are valued in the manner presented in point D. According to the Accounting Act before amendment the above items were valued at the average exchange rate set by NBP for the balance sheet date.

Embedded derivatives

Embedded derivatives are separated form contracts and treated as standalone derivatives in the manner presented in point D. The Accounting Act before amendment did not refer to the embedded derivatives so the embedded derivatives were not separated.

Equity compensations plans costs

Convertible bonds issued by the Company under the equity compensations plans are accounted for in the manner presented in point D. Before the amendment to the Accounting Act had been introduced the result of granting the right to purchase the bonds was not presented.

Note 62. Change in the methods of preparing consolidated financial statements

Except for the changes resulting from adoption of the amended Accounting Act and the Decree, no other changes in preparation of consolidated financial statements were introduced. Comparable financial data for the year 2001 were accordingly prepared with accordance to the Decree.

Note 63. Liabilities secured on the consolidated entities' assets

As at 30 June 2002 the PKN ORLEN Group had the following types of liabilities secured on their assets:

Type of collateral as at 30 June 2002	Liabilities secured on assets	Amount of collateral
Collateral	259,356	309,243
Collateral on other fixed assets	14,735	41,886
Pledge on goods	18,453	8,436
Cession of receivables	230,709	185,323
Others	97,751	51,137
Total	621,004	596,025

(PLN thousand)

Note 64. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves dated 30 May 1996 (Journal of Law, No. 90, pos. 404, with further amendments), the Parent Company and certain of its subsidiaries were obliged to maintain level of liquid fuel inventories, which in 1998 equalled 2% of total production and imports of these fuels in the previous year. Beginning 1999, this level is subject to annual increase by additional 2% of production and imports until the level denoted in the above mentioned act, equal to 90 days of total production and/or imports of these liquid fuels, is reached.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

President - Zbigniew Wrobel

....

Vice President – Jacek Strzelecki

....

Vice President – Slawomir Golonka

....

Vice President – Andrzej Macenowicz

....

Vice President – Janusz Wisniewski

Plock, 17 September 2002

POLSKI KONCERN NAFTOWY ORLEN
SPOLKA AKCYJNA

CONDENSED FINANCIAL STATEMENT
FOR 6 MONTHS ENDED 30 JUNE 2002

PLOCK, SEPTEMBER 2002

Auditors' report on a review of condensed financial statements for the six months ended 30 June 2002 included in the consolidated half year report for the six months ended 30 June 2002

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed financial statements of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow str. 7 (the "Company") prepared for the six months ended 30 June 2002 ("condensed financial statements"), comprising:

- introductory notes,
- balance sheet as of 30 June 2002 with total assets amounting to 12,310,163,787.26 zloty,
- income statement for the period from 1 January 2002 to 30 June 2002 with a net profit amounting to 152,542,652.77 zloty,
- the statement of changes in shareholders' equity for the period from 1 January 2002 to 30 June 2002 with a net increase of shareholders' equity amounting to 101,874,282.96 zloty,
- cash flow statement with net inflow for the period from 1 January 2002 to 30 June 2002 amounting to 24,940,052.87 zloty.
- condensed description notes.

The form of the attached condensed financial statements is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No nr 139, poz. 1569 with further amendments).

The truth and fairness of the financial information presented in the attached condensed financial statements is the responsibility of the Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Statutory Auditors in Poland. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board of the Company as well as employees responsible for accounting matters in the Company. The scope of work and methodology of a review is significantly less in scope than an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the annual financial statements. Accordingly, we do not express such an opinion on the attached condensed financial statements.

The attached condensed financial statements were prepared in accordance with the accounting principles resulting from the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments), being in force from 1 January 2002 ("the Accounting Act"). The changes in accounting policies of the Company resulting from the amendment of the Accounting Act are further described in description notes of condensed financial statements. In order to assure comparability the data, the condensed comparable financial data for six months ended 30 June 2001 was restated and presented in accordance with the policies applied for six month period ended 30 June 2002. In consequence, the condensed comparable financial data for six months ended 30 June 2001 differ from condensed unconsolidated financial data previously published, what is described in point 2.18 of description notes of condensed financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed financial statements have not been prepared in accordance with the accounting principles set out in the Accounting Act and the related regulations as well as with the requirements set out by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities.

Certified Auditor

(-)

Lukasz Zalicki
nr ewid. 9542/7118

Arthur Andersen Sp. z o.o.
00-113 Warsaw,
ul. Emilii Plater 53
Ident. No. 66

(-)

Duleep Aluwihare

Warsaw, 17 September 2002

SELECTED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	period ended 30.06.2002	period ended 30.06.2001	period ended 30.06.2002	period ended 30.06.2001
I. Net sales of finished products, goods for resale and materials	10,978,161	11,312,684	2,964,987	3,055,335
II. Operating profit (loss)	294,604	307,903	79,567	83,159
III. Gross profit (loss)	222,028	240,829	59,965	65,043
IV. Net profit (loss)	152,543	177,945	41,199	48,059
V. Cash flow from operating activities	622,029	1,378,543	167,998	372,318
VI. Cash flow from investing activities	(332,748)	(720,821)	(89,869)	(194,680)
VII. Cash flow from financing activities	(264,341)	(629,093)	(71,393)	(169,906)
VIII. Net cash flow	24,940	28,629	6,736	7,732
IX. Total assets (as at 30.06.2002)	12,310,164	12,456,575	3,070,555	3,107,075
X. Liabilities and provisions for liabilities (as at 30.06.2002)	5,275,904	5,607,729	1,315,982	1,398,750
XI. Long-term liabilities (as at 30.06.2002)	1,062,835	1,214,602	265,106	302,961
XII. Short-term liabilities (as at 30.06.2002)	3,495,399	3,574,330	871,866	891,554
XIII. Equity (as at 30.06.2002)	7,034,260	6,848,846	1,754,573	1,708,325
XIV. Share capital (as at 30.06.2002)	525,221	525,221	131,007	131,007
XV. Number of shares (as at 30.06.2002)	420,177,137	420,177,137	420,177,137	420,177,137
XVI. Earnings per ordinary share (12-month/annualized) (in PLN/EUR)	0.56	**	0.15	**
XVII. Diluted earnings per ordinary share (in PLN/EUR)	0.56	**	0.15	**
XVIII. Net book value per share (in PLN/EUR) (as at 30.06.2002)	16.74	16.30	4.18	4.07
XIX. Diluted net book value per share (in PLN/EUR) (as at 30.06.2002)	16.74	16.30	4.18	4.07
XX. Declared or paid dividends per share (in PLN/EUR)	0.12*	-	0.03*	-

* dividend from distribution of profit for 2001
** The Group does not have comparable data concerning profit for 12 months ending 30 June 2001
Selected financial data has been recalculated to EURO according to the following principles:
- balance sheet items - on the basis of the average rates published as of 30 June 2002 – 4.0091 zloty/ EURO,
- income statement and cash flow items – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 30 June 2002 – 3.7026 zloty/ EURO.

in PLN thousand

CONDENSED FINANCIAL STATEMENTS FOR SIX MONTHS PERIOD ENDED 30 JUNE 2002

BALANCE SHEET	30 June 2002	31 December 2001	30 June 2001
Assets			
I. Fixed assets	8,307,542	8,347,190	8,191,964
1. Intangible assets, including:	74,886	71,521	58,361
- goodwill	-	-	-
2. Tangible fixed assets	6,498,544	6,544,787	6,609,546
3. Long term receivables	268,786	271,191	275,650
3.1. From subordinated entities	256,711	256,996	255,076
3.2. From other entities	12,075	14,195	20,574
4. Long term investments	1,279,068	1,268,641	1,052,954
4.1. Real estates	-	-	-
4.2. Intangible assets	-	-	-
4.3. Long term financial assets	1,279,068	1,268,641	1,052,954
a) in subordinated entities	705,719	690,144	649,144
b) in other entities	573,349	578,497	403,810
4.4. Other long term investments	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	186,258	191,130	195,453
5.1. Deferred tax assets	-	-	-
5.2. Prepayments and deferred costs	186,258	191,130	195,453
II. Current assets	4,002,622	3,634,996	4,264,611
1. Inventories	2,060,159	1,839,066	2,070,710
2. Short term receivables	1,352,829	1,284,018	1,536,076
2.1. From subordinated entities	399,485	309,556	405,887
2.2. From other entities	953,344	974,462	1,130,189
3. Short term investments	118,287	96,650	140,394
3.1. Short term financial assets	106,712	81,772	128,610
a) in subordinated entities	-	-	-
b) in other entities	-	-	-
c) cash and cash equivalents	106,712	81,772	128,610
3.2. Other short term investments	11,575	14,878	11,784
4. Short term prepayments and deferred costs	471,347	415,262	517,431
Total assets	12,310,164	11,982,186	12,456,575
Liabilities			
I. Shareholders Equity	7,034,260	6,932,385	6,848,846
1. Share capital	525,221	525,221	525,221
2. Unpaid share capital (negative value)	-	-	-
3. Own shares (negative value)	-	-	-
4. Capital reserve	5,498,216	5,297,573	5,286,862
5. Revaluation reserve	728,911	732,196	742,283
6. Other capital reserves	53,476	53,476	53,476
7. Undistributed profit from previous years	75,893	63,059	63,059
8. Net profit	152,543	260,860	177,945
9. Distribution from profit during financial year (negative value)	-	-	-
II. Liabilities and provisions for liabilities	5,275,904	5,049,801	5,607,729
1. Provisions for liabilities	671,051	691,246	796,367
1.1. Provision for deferred tax	185,017	192,084	197,603
1.2. Retirement benefits and similar provisions	74,266	74,266	68,200
a) long term	62,660	62,660	58,399
b) short term	11,606	11,606	9,801
1.3. Other provisions	411,768	424,896	530,564
a) long term	347,063	359,833	508,254
b) short term	64,705	65,063	22,310
2. Long term liabilities	1,062,835	1,075,557	1,214,602
2.1. To subordinated entities	230,299	230,299	230,299
2.2. To other entities	832,536	845,258	984,303
3. Short term liabilities	3,495,399	3,246,681	3,574,330
3.1. To subordinated entities	131,225	91,848	74,182
3.2. To other entities	3,324,637	3,118,175	3,456,904
3.3. Special funds	39,537	36,658	43,244
4. Accruals and deferred income	46,619	36,317	22,430
4.1. Negative goodwill	-	-	-
4.2. Other accruals and deferred income	46,619	36,317	22,430
a) long term	-	-	-
b) short term	46,619	36,317	22,430
Total liabilities	12,310,164	11,982,186	12,456,575

OFF BALANCE SHEET ITEMS	30 June 2002	31 December 2001	30 June 2001
1. Contingent receivables	-	-	-
1.1. From subordinated entities	stan na 30.06.2002 koniec kwartału (rok bieżący)	stan na 31.12.2001 koniec roku (rok poprz.)	stan na 30.06.2001 koniec kwartału (rok poprz.)
- received guarantees and sureties	-	-	-
1.2. From other entities	-	-	-
- received guarantees and sureties	-	-	-
2. Contingent liabilities	-	-	-
2.1. To subordinated entities	4,463,154	-	-
- granted guarantees and sureties	96,789	96,864	97,534
2.2. To other entities	94,548	94,623	95,293
- granted guarantees and sureties	-	-	-
3. Other	2,241	2,241	2,241
Total off-balance sheet items	22,140	-	-

in PLN thousand

INCOME STATEMENT	period ended 30 June 2002	period ended 30 June 2001
I. Net sales, including	10,978,161	11,312,684
- to subordinated entities	1,478,493	1,566,788
1. Net sales of finished products	10,233,169	10,542,387
2. Net sales of goods for resale and materials	744,992	770,297
II. Cost of goods sold	(5,155,488)	(5,931,329)
- to subordinated entities	(683,178)	(972,021)
1. Cost of sales of finished products	(4,530,788)	(5,221,997)
2. Cost of goods for resale and materials sold	(624,700)	(709,332)
III. Gross profit on sales (I-II)	5,822,673	5,381,355
IV. Selling and distribution costs	(5,237,374)	(4,832,588)
V. General and administration expenses	(274,406)	(274,585)
VI. Profit on sales (III-IV-V)	310,893	274,182
VII. Other operating income	83,346	85,049
1. Profit on disposal of non-financial fixed assets	16,985	241
2. Grants	-	2,516
3. Other	66,361	82,292
VIII. Other operating expenses	(99,635)	(51,328)
1. Loss from disposal of non-financial fixed assets	(7,608)	(1,505)
2. Impairment of non-financial assets	(14,207)	-
3. Other	(77,820)	(49,823)
IX. Operating profit (VI+VII-VIII)	294,604	307,903
X. Financial income	79,341	178,953
1. Dividends and shares in profits, including:	13,227	12,354
- from subordinated entities	13,227	11,364
2. Interest, including	27,122	36,336
- from subordinated entities	2,053	10,024
3. Proceeds from sale of investments	3,403	46,692
4. Revaluation of investments	376	-
5. Other	35,213	83,571
XI. Financial expenses	(151,801)	(247,713)
1. Interest, including	(80,836)	(184,451)
- for subordinated entities	(1,694)	(1,459)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(645)	(1,770)
4. Other	(70,320)	(61,492)
XII. Gross profit (IX+X-XI)	222,144	239,143
XIII. Extraordinary items (XIV.1 - XIV.2)	(116)	1,686
1. Extraordinary gains	17	3,230
2. Extraordinary losses	(133)	(1,544)
XIV. Profit before taxation (XII+/-XIII)	222,028	240,829
XV. Income tax	(69,485)	(62,884)
a) current part	(76,406)	(37,281)
b) deferred part	6,921	(25,603)
XVI. Other obligatory charges on profit	-	-
XVII. Net profit (XIV-XV-XVI)	152,543	177,945
Net profit for 12 months (annualised)	235,458	*
Weighted average number of ordinary shares	420,177,137	*
Earnings per ordinary share (in PLN)	0.56	*
Weighted expected average number of ordinary shares	420,177,137	*
Diluted earnings per share (in PLN)	0.56	*

*** The Group does not have comparable data concerning profit for 12 months ending 30 June 2001.**

in PLN thousand

CASH FLOW STATEMENT	period ended 30 June 2002	period ended 30 June 2001
A. Cash flow from operating activities		
I. Net profit for the year	152,543	177,945
II. Total adjustments	469,486	1,200,598
1. Depreciation	402,569	393,554
2. Foreign exchange (gains)/losses	9,160	(43,646)
3. Interest and dividends	56,797	167,723
4. (Profit) loss from investing activities	(12,780)	(44,301)
5. Movements in provisions	(20,049)	(4,152)
6. Movements in stock	(221,093)	380,043
7. Movements in receivables	(72,831)	67,519
8. Movements in creditors falling due within one year (with the exception of loans)	360,561	383,502
9. Movements in prepayments and accruals	(43,725)	(91,370)
10. Other adjustments	10,877	(8,274)
III. Net cash flow from operating activities (I+/-II)	622,029	1,378,543
B. Cash flow from investing activities		
I. Cash inflows from investing activities	56,101	75,529
1. Sales of intangible assets and tangible fixed assets	20,167	2,904
2. Disposal of real estate investments and intangible assets investments	-	-
3. From financial assets, including:	30,103	70,610
a) in subordinated entities	13,386	2,902
- sales of financial assets (except from short term securities)	6	294
- sales of short term securities	-	-
- dividends and shares in profits	13,227	2,448
- long-term loans repaid	-	-
- interest received	153	160
- other inflows from financial assets	-	-
b) in other entities	16,717	67,708
- sales of financial assets (except from short term securities)	6,584	65,998
- sales of short term securities	-	-
- dividends and shares in profits	-	990
- long-term loans repaid	-	-
- interest received	10,133	720
- other inflows from financial assets	-	-
4. Other inflows from investing activities	5,831	2,015
II. Cash outflows from investing activities	(388,849)	(796,350)
1. Purchases of intangible fixed assets and tangible fixed assets	(287,274)	(511,763)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(4,417)	(130,010)
a) in subordinated entities	(4,417)	(130,010)
- purchases of financial assets (except from short term securities)	(4,417)	(130,010)
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	-	-
- purchases of financial assets (except from short term securities)	-	-
- purchases of short term securities	-	-
- loans granted	-	-
4. Other payments	(97,158)	(154,577)
III. Net cash flow used in investing activities (I-II)	(332,748)	(720,821)
C. Cash flow from financing activities		
I. Inflows	814,692	1,081,418
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	175,755	560,150
3. Issuance of short term securities	638,937	521,268
4. Other inflows	-	-
II. Outflows	(1,079,033)	(1,710,511)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(296,000)	(945,133)
5. Repurchase of short term securities	(699,684)	(588,971)
6. Other financial liabilities	-	-
7. Finance lease payments	(1,048)	(468)
8. Interest paid	(82,301)	(175,939)
9. Other payments	-	-
III. Net cash flows used in financing activities (I-II)	(264,341)	(629,093)
D. Net cash flow (A.III+/-B.III+/-C.III)	24,940	28,629
E. Balance sheet change in cash and cash equivalents	24,940	28,629
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(141)	1,631
F. Total cash and cash equivalents at the beginning of the period	81,772	99,981
G. Total cash and cash equivalents at the end of the period (F+/- D)	106,712	128,610
- including those of limited availability	7,662	15,020

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	30 June 2002	31 December 2002	30 June 2002
I.Shareholders' equity at beginning of period	6,859,092	6,635,075	6,635,075
a) changes in accounting policies	73,293	59,099	59,099
b) corrections of fundamental errors	-	-	-
I.a. Shareholders' equity at beginning of period restated for comparative data	6,932,385	6,694,174	6,694,174
1. Share capital at beginning of period	525,221	525,221	525,221
1.1.Movements in share capital	-	-	-
a) increases	-	-	-
- issues od shares	-	-	-
b) decreases	-	-	-
- redemption of shares	-	-	-
1.2. Share capital at end of period	525,221	525,221	525,221
2. Unpaid share capital at beginning of period	-	-	-
2.1. Movements in unpaid share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
2.2. Unpaid share capital at end of period	-	-	-
3. Own shares at beginning of period	-	-	-
3.1. Movement in own shares	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
3.2 Own shares at end of period	-	-	-
4. Capital reserve at beginning of period	5,297,573	4,607,638	4,607,638
4.1. Movements in capital reserve	200,643	689,935	679,224
a) increases	200,643	689,935	679,224
- share premium	-	-	-
- distribution of profits (by articles)	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	197,605	676,821	676,821
- other	3,038	13,114	2,403
b) decreases	-	-	-
- absorption of losses	-	-	-
- other	-	-	-
4.2. Capital reserve at end of period	5,498,216	5,297,573	5,286,862
5. Revaluation reserve at beginning of period	734,796	747,910	747,910
a) changes in accounting policies	(2,600)	(3,960)	(3,960)
5.a. Revaluation reserve at beginning of period restated for comparative data	732,196	743,950	743,950
5.1. Movements in revaluation capital	(3,285)	(11,754)	(1,667)
a) increases	146	1,744	736
- increase in valuation of long term investments	-	-	-
- deferred tax assets related to entries made to revaluation reserve	146	-	-
- other	-	1,744	736
b) decreases	(3,431)	(13,498)	(2,403)
- fixed assets disposals	(3,038)	(13,114)	(2,403)
- impairment of tangible fixed assets	(393)	-	-
- decrease in valuation of long term investments	-	-	-
- deferred tax on bookings related to revaluation reserve	-	(384)	-
5.2. Revaluation reserve at end of period	728,911	732,196	742,283
6. Other capital reserves at beginning of period	53,476	53,476	53,476
6.1. Movements in other capital reserves	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
6.2. Other capital reserves at end of period	53,476	53,476	53,476
7. Profit from previous years at beginning of period	248,026	700,830	700,830
7.1. Undistributed profit from previous years at beginning of period	248,026	700,830	700,830
a) changes in accounting policies	75,893	63,059	63,059
b) corrections of fundamental errors	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	323,919	763,889	763,889
a) increases	-	-	-
- distribution of profit from previous years	-	-	-
b) decreases	(248,026)	(700,830)	(700,830)
- dividends paid	(50,421)	(21,009)	(21,009)
- transfer to capital reserve	(197,605)	(676,821)	(676,821)
- others	-	(3,000)	(3,000)
7.3. Undistributed profit from previous years at end of period	75,893	63,059	63,059
7.4. Undistributed loss from previous years at beginning of period	-	-	-
a) changes in accounting policies	-	-	-
b) corrections of fundamental errors	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-
a) increases	-	-	-
- loss from previous years to cover	-	-	-
b) decreases	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-
7.7. Undistributed profit from previous years at end of period	75,893	63,059	63,059
8. Net profit for the period	152,543	260,860	177,945
a) net profit	152,543	260,860	177,945
b) net loss	-	-	-
c) distribution of profit	-	-	-
II. Shareholders' equity at end of period	7,034,260	6,932,385	6,848,846

(in PLN thousand)

MOVEMENT IN INTANGIBLE ASSETS (by groups)

	a) development cos	b) goodwill	c) licences, patents and similar assets, including:	- computer software	d) other intangible assets	e) prepayments for intangible assets	**Total intangible assets**
a) gross book value at the beginning of period	-	-	125,635	3,563	50	-	125,685
b) additions	139	-	16,477	-	-	400	17,016
purchase	139	-	16,477	-	-	-	16,616
other	-	-	-	-	-	400	400
c) decreases	-	-	67	1	-	-	67
sales and liquidation	-	-	67	1	-	-	67
other	-	-	-	-	-	-	-
d) transfers	-	-	-	-	-	-	-
e) gross value at the end of period	**139**	-	**142,045**	**3,562**	**50**	**400**	**142,634**
f) accumulated amortisation at the beginning of period	-	-	**54,151**	**3,133**	**13**	-	**54,164**
g) increases, including:	19	-	13,562	193	13	-	13,594
amortisation	19	-	13,562	193	13	-	13,594
other	-	-	-	-	-	-	-
h) decreases, including:	-	-	10	-	-	-	10
sale and liquidation	-	-	10	-	-	-	10
contributions	-	-	-	-	-	-	-
other	-	-	-	-	-	-	-
i) transfers	-	-	-	-	-	-	-
j) accumulated amortisation at the end of period	**19**	-	**67,703**	**3,326**	**26**	-	**67,748**
k) net book value at the end of the period	**120**	-	**74,342**	**236**	**24**	**400**	**74,886**

In six months ended 30 June 2002 there were no impairment charges in the meaning of the Accounting Act.

(in PLN thousand)

MOVEMENT IN TANGIBLE ASSETS (by groups)	Land	Perpetual leashold	Buildings and constructions	Plant and equipment	d) other intangible assets	e) prepayments for intangible assets	Total tangible assets
a) gross value at beginning of period	79,070	15,839	5,917,093	6,488,348	137,087	122,808	12,760,245
b) additions	2,318	220	237,687	223,535	488	5,013	469,261
purchases	2,318	220	236,789	222,640	488	5,013	467,468
transfers	-	-	184	-	-	-	184
others	-	-	714	895	-	-	1,609
c) decreases	374	454	24,339	51,631	10,482	2,708	89,988
sales and liquidation	213	454	22,968	50,881	10,464	2,559	87,539
contribution in kind	-	-	-	-	-	-	-
other*	161	-	1,371	750	18	149	2,449
d) transfers	-	-	3,870	(3,779)	-	(91)	-
e) gross value at the end of period	**81,014**	**15,605**	**6,134,311**	**6,656,473**	**127,093**	**125,022**	**13,139,518**
f) accumulated depreciation at beginning of period	-	8,669	2,465,181	4,184,552	93,274	86,381	6,838,057
g) increases	-	1,297	123,580	253,109	4,004	6,985	388,975
depreciation for the period	-	1,297	123,580	253,109	4,004	6,985	388,975
other	-	-	-	-	-	-	-
h) decreases	-	423	18,388	50,291	10,384	2,455	81,941
sales and liquidations	-	423	18,365	50,075	10,366	2,449	81,678
contribution in kind	-	-	-	40	-	-	40
other*	-	-	23	176	18	6	223
i) transfers	-	-	3,778	(3,748)	-	(30)	-
j) accumulated depreciation at end of period	-	**9,543**	**2,574,151**	**4,383,622**	**86,894**	**90,881**	**7,145,091**
k) provision for fixed assets at beginning of period	-	-	**30,360**	**3,747**	**51**	**298**	**34,456**
Increases	-	-	13,194	1,470	179	50	14,893
Decreases	-	-	5,912	1,360	40	26	7,338
l) provision for fixed assets at end of period	-	-	**37,642**	**3,857**	**190**	**322**	**42,011**
m) net book value at end of period	**81,014**	**6,062**	**3,522,518**	**2,268,994**	**40,009**	**33,819**	**5,952,416**

* The "other" position includes low-value tangible fixed assets reclassification fitting, contributions and other

In the six months ended 30 June 2002 impairment write-offs amounted to 14,893.

(in PLN thousand)

I. Introduction to the condensed financial statements

1.1. Format and basis of preparation of the condensed financial statements

Format, basis and scope of preparation of the condensed financial statements were defined in § 58.3 of the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities ("Decree on current and periodic information published by issuers of securities").
According to the above quoted decree, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the condensed financial statements are included in the consolidated half year report, together with a auditor's review report concerning the condensed financial statements, comprising: balance sheet statement, profit and loss account, statements of changes in shareholders equity, cash flow statement and condensed description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer, and were not included in the consolidated financial statements.

The amended Accounting Act is in force from 1 January 2002. In order to provide comparability of data presented in the condensed financial statements, previously published financial data for six months ended 30 June 2001 and year 2001 was restated.

The financial data was restated by application of rules that include regulations concerning presentation of financial statements, of the amended Accounting Act with the retrospective effect from 1 January 2001. Changes of the accounting policies introduced by the amendment of the Accounting Act were presented as adjustments of specific captions of the condensed financial statements for six months ended 30 June 2001 and year 2001 in amount corresponding to the proper period. The effect of changes of accounting policies concerning year 2000 and earlier periods was presented as an adjustment to "retained earnings". Material impact of changes in accounting policies resulting from application of the amended Accounting Act, on net profit and the equity of PKN ORLEN S.A. ("the Company") is presented in note 2.18.

1.2. Accounting policies

As applicable for standalone financial statements, the accounting policies are convergent with policies described in the consolidated financial statements of the Capital Group, in which the Company is the parent entity („the Capital Group").

2. Condensed description notes

2.1 Tangible fixed assets

As at the balance sheet date the Company used land under perpetual leasehold worth 392,557 PLN thousand.

Under lease, tenancy or other agreements, including operating lease the Company used tangible fixed assets worth 5.338 PLN thousand.

Any budget liabilities resulting from possession of ownership right to buildings have not occurred as at balances sheet date.

2.2 Provisions

a. Provision for deferred tax

	Provision for deferred tax
Opening balance - 1 January 2001	171,793
Increases	86,765
Decreases	(60,955)
Closing balance – 30 June 2001	197,603

	Provision for deferred tax
Opening balance - 1 January 2001	171,793
Increases	167,896
Decreases	(147,605)
Closing balance – 31December 2001	192,084

	Provision for deferred tax
Opening balance - 1 January 2002	192,084
Increases	69,377
Decreases	(76,444)
Closing balance – 30 June 2002	185,017

b. Provision for retirement bonuses and other

	Provision retirement bonuses and other
Opening balance - 1 January 2001	68,200
Increases	-
Decreases	-
Closing balance – 30 June 2001	68,200

(in PLN thousand)

	Provision for retirement bonuses and other
Opening balance - 1 January 2001	68,200
Increases	6,066
Decreases	-
Closing balance – 31 December 2001	74,266

	Provision for retirement bonuses and other
Opening balance - 1 January 2002	74,266
Increases	-
Decreases	-
Closing balance – 30 June 2002	74,266

c. Other provisions presented as liabilities

	Other provisions presented as liabilities
Opening balance - 1 January 2001	560,318
Increases	109
Utilisation	-
Release	(29,863)
Closing balance – 30 June 2001	530,564

	Other provisions presented as liabilities
Opening balance - 1 January 2001	560,318
Increases	14,844
Utilisation	(288)
Release	(149,978)
Closing balance – 31 December 2001	424,896

	Other provisions presented as liabilities
Opening balance - 1 January 2002	424,896
Increases	21,316
Utilisation	(7,962)
Release	(26,482)
Closing balance – 30 June 2002	411,768

(in PLN thousand)

2.3 Impairment of receivables

	Impairment of long term receivables	Impairment of short term receivables
Opening balance - 1 January 2001	-	95,928
Increases		64,723
Utilisation	-	(260)
Release	-	(20,286)
Closing balance – 30 June 2001	-	140,105

	Impairment of long term receivables	Impairment of short term receivables
Opening balance - 1 January 2001	-	95,928
Increases	-	111,933
Utilisation	-	(329)
Release	-	(50,238)
Closing balance – 31 December 2001	-	157,294

	Impairment of long term receivables	Impairment of short term receivables
Opening balance - 1 January 2002	-	157,294
Increases	-	62,348
Utilisation	-	-
Release	-	(31,489)
Closing balance – 30 June 2002	-	188,153

(in PLN thousand)

2.4 Long term liabilities

Ageing of long term liabilities:

	1 - 3 years	3 - 5 years	longer than 5 years	Total
Long term liabilities from subordinated companies	230,299	-	-	230,299
Long term liabilities from other companies, including:	832,536	-	-	832,536
a) loans and credits	824,520	-	-	824,520
b) resulting from issuance of commercial papers	-	-	-	-
c) other financial liabilities	8,016	-	-	8,016
d) other	-	-	-	-
Total long term liabilities	1,062,835	-	-	1,062,835

2.5 Prepayments and deferred costs, accruals and deferred income

Prepayments and deferred costs:

	30 June 2002	31 December 2001	30 June 2001
1. Costs of catalysts	77,698	86,824	122,079
2. Excise duty	370,599	343,851	378,888
3. cost of acquisition od customers (patronage stations)	94,733	100,736	107,748
4. Insurance	47,218	8,643	31,487
5. Years of service payments	7,461	17,065	27,343
6. Other	59,896	49,273	45,339
Total prepayments and deferred costs	657,605	606,392	712,884

Accruals:

	30 June 2002	31 December 2001	30 June 2001
1. Holiday pay accrual	11,423	11,423	10,669
2. Environment pollution charges	2,993	5,379	3,774
3. Cost of awards in VITAY loyalty program	31,848	17,489	5,646
4. Other	322	232	294
Total accruals and deferred income	46,586	34,523	20,383

(in PLN thousand)

Deferred income:

	30 June 2002	31 December 2001	30 June 2001
Deferred income	33	1,794	2,047
Total deferred income	33	1,794	2,047

2.6 Liabilities secured on assets of the Company

At the balance sheet date the Company had following kinds of liabilities secured on its assets:

Kinds of securities as at 30 June 2002	Amount of liability secured	Securing amount
1. Mortgage	30,000	91,019
2. Assignment of receivables	105,315	17,188
3. Other	75,000	*
	210,315	108,207

* as at the balance sheet date the securing amount accounted for 0.2 thousand PLN

2.7 Sales of finished products, goods and materials by type

Sales by type in the period covered by the condensed financial statements:

Type of sales	6 months ended 30 June 2002	6 months ended 30 June 2001
1. Sales of refinery products	9,293,525	9,349,962
2 . Sales of chemical products	839,129	1,091,501
3. Sales of services	70,027	71,867
4. Sales of products - other	30,489	29,056
5. Sales of goods	254,362	210,062
6. Sales of materials	237,630	405,057
7. Other sales	252,999	155,179
Total net sales	10,978,161	11,312,684

Sales by territory in the period covered by the condensed financial statements:

Sales by territory	6 months ended 30 June 2002	6 months ended 30 June 2001
1. domestic sales	10,470,210	10,806,536
2. export sales	507,951	506,148
Total net sales	10,978,161	11,312,684

2.8 Impairment of inventories

The Company did not make any impairment write-offs of inventories adjusting their net book value to net realisable value (market value) as defined in art. 28 p. 7 of the Accounting Act.

2.9 Information on income, cost and results of operation discontinued in the reporting period or intended to be discontinued in the next year

In the period covered by the condensed financial statements the Company did not discontinue any activities and no plans exist to discontinue any significant activity in the next year.

2.10 Corporate income tax

The reconciliation of the accounting gross profit to taxable income is as follows:

	6 months ended 30 June 2002	6 months ended 30 June 2001
1. Gross profit	222,028	240,829
1. Permanent differences	37,062	270
- dividends	(13,227)	(12,354)
- provision for disputable receivables	28,062	19,637
- contribution of technical infrastructure	4,298	1,109
- other permanent differences	17,929	(8,122)
2. Temporary differences	13,789	(107,745)
- investment allowance	(12,874)	(51,291)
- investment bonus	(31,848)	(20,516)
- unrealised currency differences	14,700	(25,940)
- inventories valuation	(3,197)	(16,333)
- costs of awards in VITAY program	14,359	5,646
- environmental provision	(11,555)	(5,134)
- depreciation and amortisation difference due to different tax and accounting amortisation and depreciation rates	21,967	7,973
- other temporary differences	22,237	(2,150)
3. Other differences between gross profit and taxable income, including:	-	(208)
- previous years adjustment	-	(208)
4. Taxable income	272,879	133,146
5. Tax rate	28%	28%
6. Income tax (current liability)	76,406	37,281

Provision for deferred tax amounts to 185,017 PLN thousand and influenced financial result in the amount of 185,896 thousand PLN, and equity in the amount of (879) PLN thousand.

2.11 Costs by type

	6 months ended 30 June 2002	6 months ended 30 June 2001
Depreciation and amortization	402,569	387,230
Usage of materials and energy	4,142,632	4,556,938
External services	719,035	645,843
Taxes and charges	4,688,175	4,378,008
Salaries and wages	221,007	237,788
Social security insurance and other charges	53,626	55,256
Other costs by kind	111,221	100,007
- Selling expenses	(5,237,374)	(4,832,588)
- General and administrative expenses	(274,406)	(274,585)
- Change in value of work in progress and finished goods	(288,291)	(49,342)
- Internal costs capitalized	(7,406)	17,372
Cost of goods sold	4,530,788	5,221,997

2.12 Cost of construction in progress, fixed assets for own needs

	6 months ended 30 June 2002	6 months ended 30 June 2001
Cost of construction in progress	6,185	1,113
Cost of construction of fixed assets for own needs	-	-
Total	6,185	1,113

2.13 Expenditures for other non-financial fixed assets

	6 months ended 30 June 2002
Expenditures for other non-financial fixed assets:	286,735
- including those for environmental protection	58,757
Particularly for:	-
- intangible fixed assets	6,726
- tangible fixed assets	277,143
- other	2,866
	286,735

Planned expenditures in following years amounts to 6,287,171 PLN thousand, including those for environmental protection accounting for 954,500 PLN thousand.

(in PLN thousand)

2.14 Extraordinary gains and losses

Extraordinary gains	6 months ended 30 June 2002	6 months ended 30 June 2001
Accidental	17	3,189
Other	-	41
Total extraordinary gains	17	3,230

Extraordinary losses	6 months ended 30 June 2002	6 months ended 30 June 2001
Accidental	133	52
Other	-	1,492
Total extraordinary losses	133	1,544

2.15 Additional cash flow information

	30 June 2002	31 December 2001	30 June 2001
Cash at bank	32,452	43,889	48,562
- current accounts	17,905	43,149	45,625
- deposits up to 1 year	14,547	740	2,937
- deposits over 1 year	-	-	-
Cash on hand	10,059	7,721	9,095
Other cash	63,871	29,677	70,914
Other cash equivalents	330	485	39
	106,712	81,772	128,610

2.16 Reasons for differences between balance sheet movements of certain captions and changes presented in cash flow statement

Receivables:	six months ended 30 June 2002
Balance sheet change in net long- and short-term receivables	(66,406)
Movement in investment receivables	(9,728)
Other	3,303
Change in receivables in cash flow statement	(72,831)

(in PLN thousand)

Liabilities:	six months ended 30 June 2002
Balance sheet change in long- and short-term liabilities	235,996
Change in short-term loans and credits	177,308
Dividend liabilities	(50,421)
Change in investment liabilities	(5,423)
Other	3,101
Change in liabilities in cash flow statement	360,561

Prepayments, deferred costs, accruals, deferred income:	six months ended 30 June 2002
Balance sheet change in prepayments, deferred costs, accruals, deferred income	(40,911)
Change in interest resulting from issued securities	(2,814)
Cash flow statement change in prepayments, deferred costs, accruals, deferred income	(43,725)

Provisions:	six months ended 30 June 2002
Balance sheet change in provisions	(20,195)
Adjustment of deferred tax influencing equity	146
Change in value of work in progress and finished goods in cash flow	(20,049)

Other captions in cash flow statement

In cash flow statement for six months ended 30 June 2002:

- in position B.I 4 in investment activity the amount 5,831 thousand PLN is constituted by following items:

Change in prepayments for financial fixed assets	4,417
Other	1,414

	5,831
	=====

- in position B.II 4 in investment activity the amount (97,158) thousand PLN is constituted by following items:

Change in prepayments for intangible assets and tangible fixed assets	(94,202)
Other	(2,956)

	(97,158)
	======

2.17 Information on average employment by category

Category	6 months ended 30 June 2002	6 months ended 30 June 2001
White collar employees	4,028	4,139
Blue collar employees	3,218	3,395
Total employment	7,246	7,534

(in PLN thousand)

2.18 Changes in accounting principles

In 2002 the Company introduced changes in the in applied accounting policy in comparison to policy according to which the financial statements for previous periods were prepared, resulting from introducing the amended Accounting Act on 1 January 2002, which was mentioned in introduction to these condensed financial statements.

A reconciliation of equity of the Company presented in the yearly report for 2001 and consolidated report for six months ended 30 June 2001 and net profit of the Company presented in the consolidated report for six months ended 30 June 2001 to the comparable data presented in these condensed financial statements, is presented below.

	30 June 2001	**31 June 2001**
Shareholders equity – (previously published data)	6,778,145	6,859,092
Unrealised foreign exchange gains	104,755	105,117
Changes resulting from assets and liabilities valuation	(10,960)	(15,100)
Embedded derivatives valuation	19,217	23,558
Costs of the Motivation Program	(21,147)	(18,865)
Other adjustments	2,160	2,792
Deferred tax on adjustments	(23,324)	(24,209)
	------------	---------
Shareholders equity – comparable data	6,848,846	6,932,385
	=======	=======

	six months ended 30 June 2001
Net profit – (previously published data)	167,079
Foreign exchange gains	27,151
Changes resulting from assets and liabilities valuation	(2,320)
Embedded derivatives valuation	11,358
Costs of the Motivation Program	(21,147)
Other adjustments	(211)
Deferred tax on adjustments	(3,965)

Net profit - comparable data	177,945
	=====

Description of changes in accounting policies resulting from application of the amended Accounting Act is presented in consolidated financial statements of the Capital Group for six months ended 30 June 2002.

2.19 Information not presented in these condensed financial statements

Other significant information not presented in these condensed financial statements is presented in the consolidated financial statements of the Capital Group for the six months ended 30 June 2002.

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN
CAPITAL GROUP

FOR THE SIX MONTHS ENDED 30 JUNE 2002
(DIRECTORS' REPORT)

PKN ORLEN SA
SEC File
82-5036

INTRODUCTION

This report has been prepared in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF PKN ORLEN S.A. CAPITAL GROUP

1.1 Structure of Capital Group as of 30 June 2002

On 30 June 2002 PKN ORLEN S.A. held directly or indirectly shares in of 201 companies. The Group was formed by:

- 113 subsidiaries (in which PKN ORLEN's stake exceeded 50%),
- 30 associated entities (in which PKN ORLEN's stake is between 20% and 50%),
- 58 other entities (in which PKN ORLEN's stake was smaller than 20%).

Total value of the shares (at purchase cost) owned directly by PKN ORLEN amounted at 30 June 2002 to PLN 1,284,211 thousand and compared to the corresponding period of the previous year increased by PLN 164,948 thousand or 15%.

The most important investments in the period include:

- acquisition of new issue of shares of Polkomtel S.A. (PLN 107,855 thousand),
- acquisition of shares in NOM Sp. z o.o. (PLN 35,000 thousand),

75 entities out of subsidiaries and associates were consolidated and divided into groups under the following rules:

1. Most important companies in terms of sales and capital:

- Rafineria Trzebinia S.A. located in Trzebinia (and its Capital Group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its Capital Group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Anwil S.A. located in Wloclawek (and its Capital Group),
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (and its Capital Group).

2. Fuel and LPG trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin, (and its Capital Group),
- ORLEN Petrocentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warsaw,
- ORLEN PetroZachod Sp. z o.o. located in Poznan.
- ORLEN Petrogaz Plock Sp. z o.o. located in Plock (and its Capital Group).

3. Companies established as a result of restructuring of PKN ORLEN S.A.:

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock,
- ORLEN Polimer Sp. z o.o. located in Plock.

4. Maintenance companies:

- ORLEN EnergoRem Sp. z o.o. located in Plock,
- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Remont Sp. z o.o. located in Plock,
- ORLEN WodKan Sp. z o.o. located in Plock,
- ORLEN Mechanika Sp. z o.o. located in Plock,
- ORLEN Eltech Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. Transportation companies:

- ORLEN Transport Plock Sp. z o.o. located in Plock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Poznan Sp. z o.o. located in Poznan,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Warszawa Sp. z o.o. located in Mosciska,

- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. Other companies:

- Chemiepetrol Sp. z o.o. located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel SA (not consolidated) because of its great importance for PKN ORLEN SA Capital Group.

1.2 CHANGES IN THE CAPITAL GROUP DURING THE SIX MONTH PERIOD ENDED 30 JUNE 2002

Significant capital investments and changes in organisational relations during the six month period ended 30 June 2002 include the following events:

- Increase of share capital in Petrotel Sp. z o.o. by PLN 5 million to PLN 8.2 million, for the purpose of investment programme. PKN ORLEN S.A. acquired 4,321 new shares of par value of PLN 1 thousand each. Other shares 679 shares were acquired by the company's employees, (PLN 1 thousand each). As a result of cash increase, presently PKN ORLEN S.A. owns 88.80% of shares in share capital of the company. Employees are the remaining shareholders.
- Increase of investment in ORLEN Petrogaz Plock Sp. z o.o. by contribution of: LPG distribution station in Dzierzoniow and Ugoszcz of total value equal PLN 6,020 thousand by PKN ORLEN S.A. As a result, share capital of the company increased to PLN 21,823 thousand. PKN ORLEN S.A. acquired 6,020 new shares, PLN 1 thousand each and owns 100% stake in share capital of the company.
- Contribution of a real estate, that at time was subject of a lease contract in total value of PLN 1,499 thousand to Dom Wczasowy Mazowsze Sp. z o.o. As a result of this contribution in kind transfer, share capital of the company rose from PLN 150 thousand to PLN 1,649 thousand, by setting of 2,499 shares, PLN 0.6 thousand each. All new shares were acquired by PKN, which presently owns 98.75% stake in share capital of the company.
- Increase in investment of PKN ORLEN S.A. in Serwis Rzeszow Sp. z o.o. from PLN 251 thousand to PLN 347 thousand. 192 new shares, PLN 500 each, were acquired and paid in cash by PKN ORLEN S.A., which owns 97.26% stake in share capital of the company. Company's employees are the remaining shareholders.

- Increase of ORLEN Medica Sp. z o.o. share capital from PLN 11,027 thousand to PLN 13,273 thousand by contribution in kind in form of 4,492 shares of Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. in total value of PLN 2,246 thousand. As a result of this transaction PKN does not possess directly any shares in Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. The Dominant Company owns 100% of shares in ORLEN Medica Sp. z o.o.

During the six months ended 30 June 2002 the following changes within the ownership structure of the Capital Group took place:

- Sale of all possessed shares of: Ciech S.A. and Deutsche Bank S.A. worth at cost PLN 1,902 thousand and PLN 8,320 thousand, respectively,
- Sale of shares to employees in the following transportation companies: ORLEN Transport Kedzierzyn Kozle Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o. and in companies: ORLEN Automatyka Sp. z o.o. and Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for total amount of PLN 6 thousand,
- In order to adjust the value of shares to the requirements of Polish Commercial Code, shares in ORLEN Medica Sp. z o.o., Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. were redempted in the amount of PLN 0.7 thousand and share capital of Serwis Krakow Sp. z o.o. was increased by PLN 0.3 thousand.

Increase of PKN ORLEN's investments in petrol companies portfolio that at the end of June amounted to PLN 73,629 thousand was resulted form purchase of 6,000 shares of Przedsiebiorstwo Uslug Morskich Ship-Service S.A., a company selling fuel for sailing. As a result of this transaction of total value equal PLN 6 million, PKN ORLEN S.A. reached a level of 30.43% stake in the share capital of the company and 22.78% share in the number of votes at the shareholders meeting.

During the six month period ended 30 June 2002 PKN ORLEN completed another stage of the process which began in the year 2000 by merging LPG companies by contribution of shares in ORLEN Petrogaz Wroclaw Sp. z o.o. and Petrogaz Lapy Sp. z o.o. to ORLEN Petrogaz Plock Sp. z o.o. As a result of share capital increase in ORLEN Petrogaz Plock Sp. z o.o. from PLN 21,823 thousand to PLN 24,823 thousand, PKN ORLEN S.A. acquired 3 thousand of shares of par value PLN 1 thousand each and owns 100% stake in the share capital of ORLEN Petrogaz Plock Sp. z o.o. The increased capital was contributed in kind as 16 thousand shares of ORLEN Petrogaz Wroclaw Sp. z o.o. in total face value equal PLN 1,600 thousand and 140 shares in Petrogaz Lapy Sp. z o.o. in total face value of PLN 1,400 thousand. As a result of this transaction PKN ORLEN S.A. does not possess any shares in ORLEN Petrogaz Wroclaw Sp. z o.o. or Petrogaz Lapy Sp. z o.o.

Contribution of oil department of Rafineria Trzebinia S.A. to ORLEN -Oil Sp. z o.o was an effect of consolidation of oil assets in the PKN ORLEN Capital Group. Rafineria Trzebinia acquired 29,558 new shares, PLN 1 thousand each, for contributed assets. Share capital of ORLEN-Oil Sp. z o.o. increased from PLN 14 million to PLN 43,558 thousand. Rafineria Trzebinia owns 75.58% of votes at the general meeting of shareholders. The remaining shares belong to:

- Rafineria Nafty Jedlicze S.A. 7.71%
- Rafineria Czechowice S.A. 7.71%
- PKN ORLEN S.A. 9.00%

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF CAPITAL GROUP

1.3.1 Consolidated subsidiaries:

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result the stake of PKN ORLEN S.A. in Trzebinia's share capital increased to 76.96%. On 14 September 2000 the agreement on the purchase of the remaining stake of Nafta Polska S.A. was finalised, resulting in PKN ORLEN S.A. increasing of its share in the company's capital to 77.07%.

On 30 June 2002 the share capital of Rafineria Trzebinia SA. was PLN 43,042 thousand.

The company's shareholders are:

PKN ORLEN S.A.	77.07%
State Treasury	9.18%
Other	13.75%

As at 30 June 2002 equity was equal to PLN 220,332 thousand.

Business activities of the capital group include:

- processing of crude oil,
- production and sale of fuels (including leaded and unleaded gasoline, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Business activities of Rafineria Trzebinia Capital Group are focused on the manufacture of specialised high-value products, chiefly a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 30 June 2002 the company employed 172 people (Rafineria Trzebinia Capital Group employed 1,181 people). Considerable reduction of employment in comparison to the corresponding period of previous year (by 248 people) is a result of employees transfer from oil department to ORLEN-OIL Sp. z o.o.

Rafineria Trzebinia closed the six months ended 30 June 2002 with a net profit of PLN 25,292 thousand, which is 23 times higher than the profit of respective period in the year 2001 and sales revenues equal PLN 431,927 thousand. It was possible because of lower costs of repair services and utilisation of pitch and decrease of interests from credits in connection with improvement of financial liquidity.

Rafineria Trzebinia S.A. owns shares in 9 subsidiaries and 1 associate.

In March 2002 increase in capital of ORLEN-OIL Sp. z o.o. was registered, which was in non-monetary form of oil department of Rafineria Trzebinia S.A. The company acquired new shares in ORLEN-OIL Sp. z o.o. for contributed assets. Investments of Rafineria Trzebinia S.A. in ORLEN OIL is equal PLN 32,921 thousand at the moment, which is represented by 75.58% of votes at the General Shareholders Meeting.

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 30 June 2002 the company's share capital was PLN 78 million.

Shareholders of the company:

PKN ORLEN S.A.	75.00%
State Treasury	10.01%
Other	14.99%

The company's equity at 30 June 2002 amounted to PLN 145,806 thousand.

The company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and bitumen,
- production of packaging and preparation of oils and other industrial fluids.

The company is Poland's second biggest lubricants producer (in terms of volume). The Refinery also manufactures limited quantities of diesel and heating oils. Moreover, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through a network of companies controlled by or associated with Rafineria Nafty Jedlicze S.A.

As at 30 June 2002 the company employed 547 people (the Capital Group of Rafineria Jedlicze employed 959 people).

The Refinery closed the six month period ended 30 June 2002 with a net loss of PLN 11,383 thousand compared to net profit of PLN 21 thousand in corresponding period of previous year. Sales revenues totalled PLN 257,087 thousand for sic months ended 30 June 2002.

Rafineria Nafty Jedlicze S.A. holds shares in 25 subsidiaries and 2 associated entities.

As a result of increase in share capital of ORLEN-Oil Sp. z o.o. as at 25 March 2002 Rafineria Jedlicze's stake in ORLEN-Oil Sp. z o.o. decreased from 24% (at the end of 2001) to 7.71%.

- **Inowroclawskie Kopalnie Soli Solino S.A.**

On 28 September 1996 PKN ORLEN S.A. purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of the company's share capital. In December 1999, following the acquisition of a new issue of shares and purchase of employees shares in 2000, PKN ORLEN S.A. share increased to 70.54%.

On 31 December 2001 the share capital of Inowroclawskie Kopalnie Soli „Solino" S.A. was PLN 19,146 thousand.

The company's shareholders are:

PKN ORLEN S.A.	70.54%
State Treasury	25.19%
Other	4.27%

As at 30 June 2002, the capital stood at PLN 72,598 thousand.

The Company's business activities include:

- production of industrial brine.
- processing and preparation of vacuum salt.
- trade in the company's own products on the domestic and foreign markets.
- trade in mining, mechanical, electrical, construction and transport assets.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Capital Group.

On 30 June 2002 the company employed 374 people.

The net profit was PLN 5,566 thousand and is by 51% higher than in the corresponding period of previous year. Sales revenue equalled PLN 41,500 thousand for 6 month period ended 30 June 2002 and was higher by almost 32% compared to the corresponding period of previous year

The company's development plans focus on salt production and sales, as well as on the construction of the second stage underground crude oil and fuel oil tank farms.

- **Anwil S.A.**

PKN ORLEN acquired first shares of Anwil for the debts of the company in 1995. Anwil S.A. was entered in the Commercial Register on 14 April 1993. On 31 December 2001 the share capital of the company was PLN 150 million.

The company's shareholders are:

PKN ORLEN S.A.	74.97 %
Zaklad Energetyczny Torun S.A.	3.73%
Tele-Fonika Kable S.A.	1.30%
State Treasury	5.00%
Others	15.00%

As at 30 June 2002, the capital stood at PLN 786,197 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other associated products,
- production of polyvinyl chloride and other associated products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

The company is principally involved in the production of nitrogen fertilisers and PVC. Anwil is the largest customer for ethylene (the main raw material for the manufacture of PVC) from PKN ORLEN S.A.

At 30 June 2002 the company employed 1,571 people (the Capital Group of Anwil employed 2,618 people).

The net profit in the six month period ended 30 June 2002 amounted to PLN 7,205 thousand whereas the sales stood at PLN 506,769 thousand, which amounted for 17% and 83% of the previous year values, respectively.

Anwil S.A. held as at 30 June 2002 shares in 6 subsidiaries and 11 associated entities. The company forms a Capital Group and prepares consolidated financial statements. On 4 June 2002 a new company SK Eurochem Sp. z o.o. was formed Anwil and SK Chemicals LTD. from Korea (where Anwil has 90% of votes on shareholders' meeting of SK Chemicals LTD) are the company's shareholders. SK Eurochem Sp. z o.o. is about to manufacture plastics, PET granulate in particular.

- **ORLEN-Oil Sp. z o.o. (former Petro-Oil Sp. z o.o.)**

ORLEN-Oil was established by 4 refineries. The company was entered in the Commercial Register on 27 August 1998. On 25 March 2002 an increase in share capital was registered, which presently equals PLN 43,558 thousand. The company's shareholders at 30 June 2002 are:

PKN ORLEN S.A.	9.00%
Rafineria Trzebinia S.A.	75.58%
Rafineria Nafty Jedlicze S.A.	7.71%
Rafineria Czechowice S.A.	7.72%

As at 30 June 2002, the capital stood at PLN 55,886 thousand.

The Company's business activities include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels.
- trade in chemicals, refinery products and petrochemicals in Poland and abroad.
- services, including warehousing, transportation and R&D services.
- technical advisory services.

The number of employees as at 30 June 2002 was 330 people and was higher compared to the corresponding period of last year by 235 people. An increase in employment is a result of acquisition of employees from oil department of Rafineria Trzebinia and employees of oil department being in lease from Rafineria Czechowice.

As at 30 June 2002 the company achieved net profit of PLN 5,019 thousand, which was fourfold higher than the profit of the corresponding period of last year. Sales revenue achieved PLN 193,726 thousand compared to PLN 212,690 thousand in the previous year. ORLEN-Oil Sp. z o.o. held shares in 10 associated companies at 30 June 2002.

- **ORLEN Petrogaz Plock Sp. z o.o.**

ORLEN Petrogaz Plock was entered in the Commercial Register on 15 December 1995. On 30 June 2002 the share capital of the company was PLN 24.823 thousand. Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder.

As at the end of the six months ended 30 June 2002, the capital stood at PLN 58,338 thousand.

The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders.
- retail sales of gas in containers.
- installation of ductless gas devices.
- supply of LPG to customers.
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The number of employees as at 30 June 2002 was 252.

The company closed the six month period ended 30 June 2002 year with a net profit of PLN 2,271 thousand compared to PLN 4,199 thousand in 2001.

Revenue was equal PLN 146,747 thousand and PLN 153,114 thousand at 30 June 2002 and at corresponding period of 2001, respectively.

The company forms its own Capital Group, which comprises 3 subsidiaries.

- **ORLEN PetroTank Sp. z o.o.**

The company was entered in the Commercial Register on 9 April 1996. On 31 December 2001 the share capital of the company was PLN 11,750 thousand.

The company's shareholders are:

PKN ORLEN S.A.	60.00%
Tankpol Sp. z o.o.	40.00%

At 30 June 2002, the capital stood at PLN 44,128 thousand.

The company's line of business is the wholesale and retail sales of fuels and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 30 June 2002 was 143 people.

The company closed the year with a net profit of PLN 4,962 thousand, which is an increase of 90% as compared with the profit achieved in the respective period of previous year. Sales increased as compared to the comparable period of the previous year by 79% and attained a figure of PLN 584,731 thousand. Despite economic slowdown on the petrochemical market, the company managed to enter new markets and exceed budgeted results. The company is a leader among Regional Market Operators thanks to well developed logistic base. The company sold 299,640 tons of fuel during the six months ended 30 June 2002.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN PetroProfit Sp. z o.o. from Niemce near Lublin was entered in the Commercial Register on 14 September 1995. On 30 June 2002 the share capital of the company was PLN 11,500 thousand.

The company's shareholders are:

PKN ORLEN S.A.	85.00%
Profit Sp. z o.o.	15.00%

At 30 June 2002, the capital stood at PLN 27,390 thousand.

The company's business activities comprise the wholesale and retail sale of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 30 June 2002 was 77 (in the Capital Group of ORLEN PetroProfit Sp. z o.o. employment was 133 people).

The company closed the six months ended 30 June 2002 with a loss of PLN 918 thousand. The loss was caused mainly by decrease in sales of fuel and sales margins as well as economic slowdown in the region where Company operates. The company's situation is continuously improving, however. The sales at 30 June 2002 achieved comparable level with figure for the six month period ended 30 June 2001, which was PLN 160,646 thousand. The company has its own Capital Group, which comprises 5 subsidiaries.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The capital stock on 30 June 2002 was PLN 21,000 thousand of which the entire 100% was contributed by PKN ORLEN S.A. As at 30 June 2002, the capital stood at PLN 41,185 thousand.

The Company's business activities include:

- wholesale trading in solid, liquid and gas fuels.
- retail sales of fuel for motor vehicles.
- automotive, catering, hotel and transport services.

The number of employees as at 30 June 2002 was 40.

The main source of income for PetroCentrum Sp. z o.o. in 2001 was the sale of liquid fuels and retail sales within its own network of company operated 24 fuel stations. After the six months ended 30 June 2002 , the company achieved a net profit of PLN 146 thousand, which was a significant improvement compared to a net loss equal PLN 579 thousand at 30 June 2001. Sales amounted to PLN 63,534 thousand which represented a 9% increase compared to the six month period ended 30 June 2001.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. On 31 December 2001 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.00 %
PLL LOT S.A.	49.00 %

As at 30 June 2002, the capital stood at PLN 44,491 thousand.

The company's basic line of business is sales and distribution of aviation fuel JET A-1 and other oil derived products. The company's main customer was PLL LOT S.A., which purchases almost 70% of JET A-1 fuel produced by the Company. The Company also sells automobile fuels within its own fuel station.

The number of employees as at 30 June 2002 was 150.

The company sold 94,980 tons of fuels as at 30 June 2002 (93,049 tons of it was JET A-1 fuel), a bit less than during the same period of previous year (108,476 tons). The company's net profit equalled PLN 3,559 thousand at 30 June 2002 and was almost twofold higher in comparison with the level in period ended 30 June 2001.
Sales for six months ended 30 June 2002 amounted to PLN 202,566 thousand.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. of Poznan was entered in the Commercial Register on 19 January 1998. On 30 June 2002 the share capital of the company was PLN 17,749 thousand.
The company's shareholders are:

PKN ORLEN S.A.	51,83%
BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o.	48,17%

As at 30 June 2002, the capital stood at PLN 22,840 thousand.
The Company's business activities include wholesale and retail trading in solid, liquid and gas fuels, transport services, storage and dispatch of liquid, solid and gas fuels and oil derived, and chemical products.
The company carries out its retail sales within the network of 19 own fuel stations.
At 30 June 2002 the company employed 199 people.
The sales for six months ended 30 June 2002 amounted to PLN 167,146 thousand, whereas net loss stood at PLN 830 thousand. The worsening financial situation of the company results from fall in whole and retail sales of fuels (termination of contract for storing of fuels by PKN ORLEN S.A. in the fuel storing farm belonging to ORLEN PetroZachod).

- **ORLEN Medica Sp. z o.o.**

The company was entered in the Commercial Register on 24 November 1997. On 30 June 2002 the share capital of the company was PLN 13,273 thousand. PKN ORLEN S.A acquired the entire capital stock.
The company provides health-care services.
As at 30 June 2002, the capital stood at PLN 14,117 thousand.
At 30 June 2002 the company employed 126 people.
The sales at 30 June 2002 amounted to PLN 7,087 thousand. Compared to the six months ended 30 June 2001 , an increase of 35% was observed. At 30 June 2002 the company recorded a net profit equal to PLN 254 thousand, that is higher by 25% compared to the corresponding period during previous year.
The company owned shares in 2 subsidiaries: Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. – 97.86% and Medilogistyka Sp. z o.o. – 80%.

- **ORLEN Projekt S.A.**

The company was entered in the Commercial Register on 28 May 1998. On 30 June 2002 the share capital of the company was PLN 1,500 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

The company is involved in the provision of design services.

As at 30 June 2002, the capital stood at PLN 14,498 thousand.

At 30 June 2002 the company employed 219 people.

In six months ended 30 June 2002 sales stood at PLN 9,852 thousand and constituted 84% of the six months ended 30 June 2001. The net profit was PLN 90 thousand and constituted 7% of net profit in comparable period of the previous year.

- **Petrotel Sp. z o.o.**

The company was registered on 14 August 1997. On 30 June 2002 the share capital of the company was PLN 8,200 thousand.

The company's shareholders at 30 June 2002 are:

PKN ORLEN S.A.	88.80%
Employees	11.20%

The company's business activity is the provision of telecommunications services.

As at 30 June 2002, the capital stood at PLN 21,390 thousand.

At 30 June 2002 the company employed 107 people.

On 30 June 2002 sales stood at PLN 15.594 thousand and net profit amounted PLN 1,604 thousand, which is about 78% of the net profit realised in the comparable period of the last year.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. On 30 June 2002 the share capital of the company was PLN 18 million.

The company's shareholders are:

PKN ORLEN S.A.	96.56%
Employees	3.44%

The Company's business activities include:

- manufacturing of investment goods with respect to chemical instrumentation and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at 30 June 2002, the capital stood at PLN 26.299 thousand.

At 30 June 2002 the company employed 288 people.

On 30 June 2002 sales stood at PLN 17,425 thousand, i.e. a similar level to the results from the six month period ended 30 June 2001. Net profit in the current period was equal PLN 2,251 thousand (in the corresponding period of 2001 PLN 67 thousand).

- **ORLEN Polimer Sp. z o.o.**

ORLEN Polimer was entered in the Commercial Register on 9 April 1998. The share capital was fully contributed by PKN ORLEN S.A. On 30 June 2002 the share capital of the company was PLN 2 million.

ORLEN Polimer trades with plastics, pigment concentrates and domestic and imported modifiers.

As at 30 June 2002, the capital stood at PLN 8,104 thousand.

At 30 June 2002 the company employed 35 people.

On 30 June 2002 sales stood at PLN 39,883 thousand, that is similar to the comparable period in 2001 achieving net profit equal PLN 1,049 thousand, which is 90% of net profit in the comparable period of the previous year.

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was entered in the Commercial Register on 1 October 1999. On 30 June 2002 the share capital of the company was PLN 1.600 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 30 June 2002, the capital stood at PLN 4,848 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 109 people.

On 30 June 2002 sales stood at PLN 5,989 thousand and were by 6% lower than figures achieved in 2001. Net profit after two quarters 2002 was equal PLN 873 thousand, which was lower than the result of the previous year by 21%.

- **ORLEN Mechanika Sp. z o.o.**

ORLEN Mechanika Sp. z o.o. was entered in the Commercial Register on 22 July 1999. On 30 June 2002 the share capital of the company was PLN 4.432 thousand. The company's shareholders are:

PKN ORLEN S.A.	68.17%
Employees	31.83%

As at 30 June 2002, the capital stood at PLN 8.099 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 440 people.

On 30 June 2002 sales stood at PLN 19,070 thousand and were by 21% higher than in the corresponding period of previous year. After six months of 2002 net profit was equal PLN 1,904 thousand and was lower by 25% compared to 30 June 2001.

- **ORLEN Remont Sp. z o.o.**

ORLEN Remont Sp. z o.o. was entered in the Commercial Register on 30 April 1999. On 30 June 2002 the share capital of the company was PLN 2.400 thousand. The company's shareholders are:

PKN ORLEN S.A.	51,23%
Employees	48,77%

As at 30 June 2002, the capital stood at PLN 8.471 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 324 people.

At 30 June 2002 the Company achieved sales of PLN 13,620 thousand (an increase of 6%) and generated a net profit of PLN 1,417 thousand that is 11% more than in 2001.

- **ORLEN Eltech Sp. z o.o.**

ORLEN Eltech Sp. z o.o. was entered in the Commercial Register on 22 July 1999. On 30 June 2002 the share capital of the company was PLN 2.100 thousand. The company's shareholders at 31 December 2001 are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 30 June 2002, the capital stood at PLN 6.522 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 289 people.

On 30 June 2002 sales stood at PLN 18,398 thousand and were by 38% higher than in 2001 and generated a net profit of PLN 1,796 thousand, which is more by 13% compared to the corresponding period of former year.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was entered in the Commercial Register on 30 April 1999. On 30 June 2002 the share capital of the company was PLN 2,400 thousand. The company's shareholders are:

PKN ORLEN S.A.	52.42%
Employees	47.58%

As at 30 June 2002, the capital stood at PLN 8,178 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 257 people.

On 30 June 2002 sales stood at PLN 12,990 thousand and were by 8% higher than figures of the corresponding period of former year. Net profit after 2 quarters of 2002 was equal PLN 1,454 thousand and was lower by 22% than last year's result.

- **ORLEN WodKan Sp. z o.o.**

ORLEN WodKan Sp. z o.o. was entered in the Commercial Register on 22 July 1999. On 30 June 2002 the share capital of the company was PLN 2.200 thousand. The company's shareholders are:

PKN ORLEN S.A.	82.28%
Employees	17.72%

As at 30 June 2002, the capital stood at PLN 3,721 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 159 people.

On 30 June 2002 sales stood at PLN 7,746 thousand and were by 16% higher than the results of year 2001. Net profit at 30 June 2002 was equal PLN 504 thousand and was higher than the results of year 2001 by 148%.

- **ORLEN EnergoRem Sp. z o.o.**

ORLEN EnergoRem Sp. z o.o. was entered in the Commercial Register on 30 April 1999. On 30 June 2002 the share capital of the company was PLN 1.800 thousand. The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 30 June 2002, the capital stood at PLN 3.349 thousand.

The company's business activity is the provision of repairing services.

At 30 June 2002 the company employed 264 people.

On 30 June 2002 sales stood at PLN 9,049 thousand and were by 12% higher than the results of year 2001. Net profit after 2 quarters of 2002 was PLN 378 thousand and was lower by 22% compared to the previous year.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group at the beginning of 2001. The company was established on the basis of the assets of the former Zaklad Ekspedycji Kolejowej.

On 30 June 2002 the share capital of the company was PLN 40,859 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.85%
Employees	0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as the transport of the Parent Company's products.

As at 30 June 2002, the capital stood at PLN 42,119 thousand.

At 30 June 2002 the company employed 36 people.

On 30 June 2002 sales stood at PLN 7,603 thousand and achieved level of the six months ended 30 June2001. At the end of June 2002 the company recorded net profit equal to PLN 463 thousand. In relation to corresponding period of the previous year, a fall of 23% took place.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. of Plock was entered in the Commercial Register on 23 December 1998 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 26.420 thousand.

The company's shareholders are:

PKN ORLEN S.A.	97.58%
Employees	2.42%

As at 30 June 2002, the capital stood at PLN 28,045 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles.
- road transport of passengers and freight.
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.
- machinery and plant hire together with maintenance services.

At 30 June 2002 the company employed 297 people. In 2001, sales amounted to PLN 28,798 thousand, an increase of 9% in comparison to 2001 combined with a simultaneous drop of net profit from PLN 768 thousand at 30 June 2001 to PLN 244 thousand as at 30 June 2002.

- **ORLEN Transport Kedzierzyn Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn Kozle Sp. z o.o. of Kedzierzyn Kozle was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 5.267 thousand.

The company's shareholders are:

PKN ORLEN S.A.	87.88%
Employees	12.12%

As at 30 June 2002, the capital stood at PLN 6.393 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 111 people. On 30 June 2002 sales stood at PLN 6,634 thousand, and net profit amounted PLN 461 thousand. Compared to 30 June 2001, an increase of sales by 21% was obtained, with a drop of net profit by 25%.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. of Krakow was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 11,342 thousand.

The company's shareholders are:

PKN ORLEN S.A.	98.15%
Employees	1.85%

As at 30 June 2002, the capital stood at PLN 10.691 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

On 30 June 2002 the company employed 152 people and sales stood at PLN 14,306 thousand related to the respective period of the previous year, a rise of 30% was achieved. The company after six months ended 30 June 2002, recorded net loss of PLN 105 thousand, and in the same period of past year, the loss was equal PLN 250 thousand

- **ORLEN Transport Lublin Sp. z o.o.**

ORLEN Transport Lublin Sp. z o.o. of Lublin was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 10.139 thousand.

The company's shareholders are:

PKN ORLEN S.A.	97.53%
Employees	2.47%

As at 30 June 2002, the capital stood at PLN 13.382 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 119 people. On 30 June 2002 sales stood at PLN 7,767 thousand, in comparison to the corresponding period of the previous year it fell by 10%. After the six months ended 30 June 2002 net profit was equal PLN 528 thousand and is lower than in the end of second quarter of the previous year, when it was equal PLN 1,195 thousand.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. of Olsztyn was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 6.140 thousand.

The company's shareholders are:

PKN ORLEN S.A.	91.97%
Employees	8.03%

As at 30 June 2002, the capital stood at PLN 7.760 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 82 people. On 30 June 2002 sales stood at PLN 5,945 thousand, in comparison to the corresponding period of the previous year an increase was recorded of 19%. The company at 30 June 2002 achieved net profit of PLN 309 thousand, which is 65% of the net profit recorded last year.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. of Nowa Sol was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 10.090 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.72%
Employees	3.28%

As at 30 June 2002, the capital stood at PLN 16.443 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 144 people. On 30 June 2002 sales stood at PLN 9,758 thousand, and thus it became comparable with the data for the last year Net profit totalled PLN 1,508 thousand and is lower by 38% in comparison to the corresponding period of the previous year

- **ORLEN Transport Poznan Sp. z o.o.**

ORLEN Transport Poznan Sp. z o.o. of Poznan was entered in the Commercial Register on 1 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 11,273 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.39%
Employees	3.61%

As at 30 June 2002, the capital stood at PLN 14,425 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 180 people. On 30 June 2002 sales stood at PLN 10,765 thousand. in comparison to the corresponding period of the previous year a fall of 10% in sales was observed. After six month period ended 30 June 2002, generated net profit was equal PLN 949 thousand, which is less by 27% than in the period of six months ended 30 June 2001.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. of Slupsk was entered in the Commercial Register on 23 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 6.774 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.18%
Employees	3.82%

As at 30 June 2002, the capital stood at PLN 10.335 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 102 people. On 30 June 2002 sales stood at PLN 9,594 thousand and are lower in comparison to the corresponding period of the previous year by 20%. Simultaneous drop of net profit from PLN 1,303 thousand at 30 June 2001 to PLN 383 thousand at 30 June 2002, took place.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. of Szczecin was entered in the Commercial Register on 15 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 3.424 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.56%
Employees	0.44%

As at 30 June 2002, the capital stood at PLN 4.570 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 50 people. On 30 June 2002 sales stood at PLN 2,920 thousand, a rise of 5% in comparison to the corresponding period of the previous year. Net profit at 30 June 2002 totalled PLN 309 thousand, which represents 54% of net profit earned in the respective period of previous year.

- **ORLEN Transport Warszawa Sp. z o.o.**

ORLEN Transport Warszawa Sp. z o.o. of Moscicka was entered in the Commercial Register on 7 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 30 June 2002 the share capital of the company was PLN 6.291 thousand.

The company's shareholders are:

PKN ORLEN S.A.	94.49%
Employees	5.51%

As at 30 June 2002, the capital stood at PLN 6.523 thousand.

The Company's business activities include:

- Sales, service and repair of motor vehicles.
- Road transport of passengers and freight.
- Wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

At 30 June 2002 the company employed 101 people. On 30 June 2002 sales stood at PLN 5,360 thousand and were by 7% higher in comparison to the corresponding period of the previous year. The company achieved net profit of PLN 56 thousand, which represents merely 17% of last year's result.

- **ORLEN Powiernik Sp. z o.o.**

The company was entered in the Commercial Register on 19 July 2000.

On 30 June 2002 the share capital of the company was PLN 4 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in the provision of depositary services to the benefit of PKN ORLEN S.A. in relation with the implementation of the Management Stock Option Scheme.

As at 30 June 2002, the capital stood at PLN 230.362 thousand. The company employed 2 people.

On 30 June 2002 sales stood at PLN 60 thousand. At the end of the six month period on 30 June 2002, the company recorded net profit of PLN 14 thousand.

- **ORLEN Budonaft Sp. z o.o.**

The company was entered in the Commercial Register on 1 February 1997. On 30 June 2002 the capital stock was PLN 3,795 thousand. PKN ORLEN S.A. is the sole shareholder in the company.

The company is involved in the provision of services with regard to the construction of service stations.

As at 30 June 2002, the net assets were PLN 373 thousand.

The number of employees as at 30 June 2002 was 250.

On 30 June 2002 sales stood at PLN 8,615 thousand, in comparison to the corresponding period of the previous year, a fall of 46%.

The current period brought a net loss of PLN 3.782 thousand. As at 30 June 2001 a loss was equal PLN 2,874 thousand.

1.3.2 Consolidated associated companies.

The associated companies consolidated within the PKN ORLEN S.A. Capital Group are:

- **Naftoport Sp. z o.o.**

The company was registered on 17 July 1991. Naftoport Sp. z o.o. is the largest operator of imported crude oil reloading facilities for ships in Poland. On 30 June 2002 the share capital of the company was PLN 45,942 thousand. The company's shareholders at 30 June 2002 are:

PKN ORLEN S.A.	48.71%
Rafineria Gdanska S.A.	25.64%
PERN S.A.	17.95%
"PORT POLNOCNY" Sp. z o.o.	3.85%
J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 30 June 2002, the capital stood at PLN 95,947 thousand.

The company's main business is the reloading of crude oil and oil products for Polish refineries as well as services for Mider Refinery. Naftoport's reloading capacity is 23 million tons of crude oil a year.

At 30 June 2002 the company employed 19 people. Net profit as at 30 June 2002 totalled PLN 12.274 thousand and sales recorded a level of PLN 25,448 thousand. The respective values in the corresponding period of the previous year was PLN 12,529 thousand and PLN 26,703 thousand.

- **Flexpol Sp. z o.o.**

Flexpol Sp. z o.o. was entered in the Commercial Register on 3 January 2000. On 30 June 2002 the share capital of the company was PLN 12 million. The company's shareholders at 30 June 2002 are:

PKN ORLEN S.A.	40%
ZML Kety S.A.	60%.

Flexpol Sp. z o.o. is involved in the production of foil.

At 30 June 2002 the company employed 114 people and the capital stood at PLN 14.237 thousand.

On 30 June 2002 sales stood at PLN 32,995 thousand, generating a net profit of PLN 2,237 thousand, i.e. maintaining similar level as in the corresponding period of the previous year.

- **Chemiepetrol Sp. z o.o.**

Chemiepetrol Sp. z o.o. was established on 1 January 1984. PKN ORLEN S.A. purchased shares in the company on 28 April 1993. On 30 June 2002 the share capital of the company was PLN 205 thousand.

The company's shareholders are:

PKN ORLEN S.A.	20%
CIECH S.A.	60%
Jurgen Kleiner	20%

The company business activities include trading and agency services in all types of goods, in particular foreign trade in chemical products.

As at 30 June 2002, the capital stood at PLN 3.627 thousand.

At 30 June 2002 the company employed 9 people.

On 30 June 2002 sales stood at PLN PLN 14.671 thousand.

Chemiepetrol Sp. z o.o. closed the six month period ended 30 June 2002 with a net loss of PLN 30 thousand.

1.3.3 Unconsolidated company of significant importance to the PKN ORLEN S.A. Capital Group – Polkomtel S.A.

The company was established on 19 December 1995. On 30 June 2002 the share capital of the company was PLN 2.050 million, whereas capital investment of PKN ORLEN was equal PLN 436,495 thousand. PKN ORLEN S.A. owns 19,61% of shares and the same percentage of votes at the General Shareholders Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network. On 1 October 1996 the company commenced its commercial activity under the trade name of Plus GSM.

The company's shareholders are:

PKN ORLEN S.A.	19.61%
KGHM Polska Miedz S.A.	19.61%
Tele Danmark A/S	19.61%
Vodafone Americas Asia, Inc.	19.61%
Polskie Sieci Elektroenergetyczne S.A.	16.05%
Weglokoks S.A.	4.00%
Tel-Energo S.A.	1.01%
Tel Bank S.A.	0.50%

The Company's business activities include:

- design, installation, operation, and management of a GSM system.
- provision of mobile telephony services.
- sales of GSM-related products and services.

Net profit as at 30 June 2002 amounted to PLN 288,467 thousand, with sales of PLN 2,301,656 thousand. The respective figures for the corresponding period of the previous year were PLN 230,441 thousand and PLN 1,985,757 thousand.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services.

According to Polkomtel S.A. strategy agreed on General Shareholders Meeting investments in the development of third generation UMTS mobile telephony network will be financed from company's own as well as external sources. First steps towards realisation of this strategy was increase in Company's share capitals by PLN 550 million on 24 September 2001 and a PLN 500 million loan granted by all shareholders in proportion to their stakes. PKN ORLEN's share was PLN 98,050 thousand.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF CAPITAL GROUP COMPANIES OF AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF CAPITAL GROUP

PKN ORLEN S.A. is comprised of Main Plant in Plock and 12 Regional Organizational Units (Regions) with offices in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices and Regional Financial Offices / Financial Offices.

On 8 February 2002 by virtue of the decision of the Supervisory Board, Andrzej Modrzejewski was dismissed from the position of the President of the Management Board, General Director, Jaroslaw Tyc from the position of the Vice-President of the Management Board, Retail Trade Director and Andrzej Dretkiewicz from the position of the member of the Management Board, Wholesale Trade Director.

On that day, Zbigniew Wrobel was appointed the President of the Management Board, General Director, Slawomir Golonka was appointed Vice-President of the Management Board and Andrzej Ernest Macenowicz was appointed the member of the Management Board. In connection with the appointment for the position of the Vice-President of the Management Board, Slawomir Golonka was dismissed from the Supervisory Board of Dominant Company.

During its session on 7 March 2002 the Supervisory Board of Dominant Company made another changes in the composition of the Management Board, decreasing number of its members from seven to five. Consequently, the following members of the Management Board were dismissed from their positions: Czeslaw Bugaj from the position of the member of the Management Board, Production Director, Wladyslaw Wawak from the position of the member of the Management Board - Development and Technology Director and Wojciech Weiss from the position of the member of the Management Board - Employee and Restructuring Director.

Additionally, Janusz Wisniewski was appointed to the Management Board and took the position of the Vice-President of the Management Board. Moreover, the Supervisory Board appointed Andrzej Macenowicz the Vice-President of the Management Board, who hitherto held position of the member of the Management Board. In connection with the above information, the Management Board of Dominant Company was composed of 5 members:

- Zbigniew Wrobel, President of the Management Board,
- Krzysztof Cetnar, Vice-President of the Management Board, Economic and Financial Director,
- Slawomir Golonka, Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz, Vice-President of the Management Board, Human Resources and Management Systems Director,
- Janusz Wisniewski, Vice-President of the Management Board, Development and Production Director.

On 15 April 2002 a resolution of the Management Board introduced a temporary Frame Organisational Rules and Regulations of PKN ORLEN S.A. Its instructions make a combination of previous management system based on function units headed by the Members of the Management Board – Unit Directors with new range of responsibilities of the President – General Director and four Vice-Presidents of the Management Board, specified by the Supervisory Board of the Company.

New Frame Organisational Rules and Regulations of PKN ORLEN S.A. was approved by the Management Board on 18 June 2002, and from 1 July 2002 it came in force within the Company.

New Organisational Rules and Regulations reflects a change from functional to process management system. A function of the Board Member and director commanding current operations of the group of organisational units are now separated. Change of management style for process management refers not only to the Company itself, but also to the whole Capital Group of PKN ORLEN S.A.

The Members of the Management Board within the supervision over assigned areas, set unified standards and procedures of strict cooperation with selected companies of the Capital Group in order to economise realisation of tasks specified by the strategy of the Dominant Company.

According to the new Rules and Regulations the Company is managed by 5-member Management Board: President of Management Board and four Vice-Presidents. President of Management Board is the General Director simultaneously. The deputy General Director is the Director for Production and Technology within the area defined by authorisation given by the General Director. President of the Management Board – General Director leads the activities of the Company with an assistance of Vice-Presidents, who control Reporting Directors and other managers of the remaining departments and supervises the tasks assigned to the appropriate managers and directors. Reporting Directors possess the following duties: they report directly to the Members of the Management Board, they manage the selected areas of the Company, they realise objectives according to authorised operating plans of the Company and strategy approved by the Management Board.

The Management Board decided to create new regional structure in order to meet sales objectives – Macro-regions. It is planned that Macro-regions will override areas of Regional Organisation Units. Frame Rules and Regulations comprise general rules of Macro-regions operations. There is a consequence of delegating responsibilities and authorisations from the Management Board level to lower levels. Frame Rules and Regulations include areas of responsibility not only of the appropriate Members of the Management Board, but also concerning all managers of the operating units who report directly to the Members.

On 1 July 2002 Mr Krzysztof Cetnar's, CFO's, mandate and three year term of office has expired. On 11 July 2002 the Supervisory Board of PKN ORLEN appointed Mr Jacek Strzelecki to the position of the Vice President of the Management Board & CFO.

During the six month period ended 30 June 2002 in the Capital Group of PKN ORLEN S.A. another stage of consolidation of gas companies, that originally began in 2000, was completed. Shares in ORLEN Petrogaz Wroclaw Sp. z o.o. and Petrogaz Lapy Sp. z o.o. were transferred into ORLEN Petrogaz Plock Sp. z o.o. as contributions in kind. Reduction of costs and improvement of profitability of gas assets, that are in possession of PKN ORLEN S.A. as well as elimination of internal competition are the main purposes of the consolidation.

The most important external factors that have an impact on the results of PKN ORLEN S.A. are the following:

- Economic growth

In 2002, an economic growth of above 1% is expected, which is about to exceed 0.5% in the first quarter 2002. Level of individual consumption in household sector and increasing exports volume will be the main factors for acceleration of the economic growth rate. Taking these circumstances into consideration, economic growth in the year 2002 is going to reach a similar level to the previous year's 1.1%. Higher budget inflows from taxes, including mainly returns from corporate income tax and indirect taxes (which are economic fluctuations dependent) may be a sign of gradual improvement in Polish economy in 2002.

- Growth of unemployment rate and reduction of households' consumption

During the six month period ended 30 June 2002 further increase of unemployment in comparison with the respective period a year ago rate took place, reaching the level of 17.3%. Growth of unemployment in Poland is a result of few factors. The most crucial ones are continuous restructuring of enterprises, growth of labour effectiveness and new legal regulations concerning labour market.

- Inflation

Yearly average rate of inflation in 2002 is 1.6%, compared to 6.2% in the previous year.

- Fluctuations of prices of crude oil and refinery products

Large fluctuations of oil prices were characteristic for the six month period ended 30 June 2002, which has an impact on operating costs of the Parent Company and companies that process crude oil. The average price of Brent crude oil from quotations for the six month period ended 30 June 2002 amounted to USD 23.15/bbl (drop of 13% compared to the period ended 30 June 2001). On the other hand, significant decrease of margins from the quotations of the products had a negative impact on results achieved by the Company and the Group. As a result of above factors, refinery margin Rotterdam Complex for Ural crude in the period ended 30 June 2002 decreased, in comparison with previous year according to Meryll Lynch study:

- for Ural crude by 74.6% to the level of USD 0.70/bbl,
- for Brent crude from USD 1.14/bbl to the level of USD (-) 0.71/bbl.

- Exchange rate fluctuations

Fluctuation of the exchange rate may influence considerably a number of economic and financial factors of the Group, including sales returns (prices in the Company are set according to the import parity), costs of crude oil and other raw materials and costs of debts expressed in foreign currencies. The Capital Group and mainly the Dominant Company purchase crude oil and most of the raw materials in U.S. Dollars and Euro. Although the revenues are realised in Polish zlotys, the most part of them is depending on the exchange rate (prices set according to the import parity). In the six month period ended 30 June 2002 average exchange rate of USD increased by 1.1% to the level of PLN 4.09 /USD (calculated as an arithmetic mean of daily rates published by the National Bank of Poland in the period from 1 January to 30 June 2002). A slight change of rate did not influence the results significantly.

- Changes in fiscal policy and legal regulations

Corporate income tax rate for the period ended 30 June 2002 was equal 28%. In the consecutive years the tax rate will be gradually reduced to the level of 22% in 2004 and the following years. On 1 January 2002 excise tax rates were increased (by PLN 37/1000 litres for fuels and by PLN 25-28 /1000 litres for diesel fuels). Increase of excise tax influences the level of fuel prices, which has a potential effect on the level of consumption.

Regulations on regeneration of used oils and organisation of used oil market are binding. For all used oils Polish Standard PN C/ 96050 is in effect which means that all used oils must be regenerated.

Dominant Company plans to manufacture bio-fuels as soon as legal conditions guarantee that this type of activity is profitable (changes are supposed to appear from 2003).

- Mandatory level of inventories

In accordance with realisation of responsibilities concerning future membership in the European Union a requirement of 90-day mandatory inventories of fuels was imposed on Poland, which is a guarantee of energy security of the country. Resulting from that producers and importers of fuels were obliged to create mandatory inventories. The actual regulation concerning mandatory level of inventories is defined by the Decree from 14 June 2002 which is in force from 1 July 2002. The inventories are created on the basis of production and imports volume, realised by the entity during the former year less the volume of exports. In years the level of mandatory inventories of liquid fuels increases by volume equal to at least 7-day average production and imports, so that in 2008, a legally required level of 76 days is met.

The Dominant Company creates and maintains mandatory inventories of fuels (petrol, diesel fuel and Ekoterm) as well as crude oil. Own storing farms and infrastructure located throughout the country are used combined with storing capacities of Naftobazy Sp. z o.o., PERN "Przyjazn" S.A. and IKS Solino S.A.

All costs attributed to creation and maintenance of mandatory inventories are carried by the producers and importers of fuels. The amended act on mandatory inventories gave the producers a possibility to create up to 80% of inventories in crude oil. That enables reduction of storing costs and increases flexibility and security of the long term storing. The Dominant Company presently uses capacities in the underground salt caverns in IKS Solino S.A., which are going to be connected by the pipeline with refinery in Plock

- Drop of car sales

According to data of SAMAR, in the period of six months ended 30 June 2002, another drop of personal car sales (by 19.7%) took place in relation to the respective period of previous year. It is another year in row of shrinkage of the car market in Poland. Economic situation in Poland and growing unemployment are the main reasons behind the collapse on the new cars' market.

- Situation in agriculture and construction industry

Uneasy situation in Polish agriculture resulting from, among other reasons, too late implementation of credits for fertilisers is the main reason for weakening demand for agriculture products. High stocks of fertilisers in Poland and abroad (mainly in Germany) were the main reason for reduction in purchases of the key wholesalers.

In the same way situation in construction industry is a reason why producers are forced to look for sales opportunities abroad.

- Interest rates

Low inflation rate and signs of economic recovery in the six month period ended 30 June 2002 had an impact on decisions of the Monetary Policy Council to reduce base interests rates From January National Bank of Poland reduced basic interest rates by 350-500 bps in total, and from the beginning of the whole process of rates reductions, by 1100-1250 bps. Despite significant liberalisation of the monetary policy, interest rates in real terms are still too high, taking the state of economy into consideration.

- Elimination of excise tax reliefs

From 1 February 2002 former reliefs in excise tax on sale of diesel fuel with components achieved from regeneration of used oils were eliminated. This resulted in change of scale and assortment of production and had an impact on results of the Capital Group of PKN ORLEN SA. After changes being in force from 1 January 2002 organisation of used oils collection is carried out in the company "Konsorcjum Olejow Przepracowanych – Organizacja Odzysku" S.A. The volume of oils repurchase depends on the index of regeneration of these oils in relation to fresh oils introduced into the market.

- Strong competition in gas sector

According to assessment of ORLEN Petrogaz Plock Sp. z o.o. a strong competition within the sector is a characteristic feature presently. One of the main criteria during selection of the supplier is the price factor. Some of the competitiors use illegal practices and competing with them by price is very difficult and in some situations almost impossible. In this situation the Group companies are forced to realise minimal level of sales margins in order to maintain an independent position among the market leaders. This reduces achieved financial results. The plurality of different entities operating in the market gives large bargaining power of the purchaser towards the supplier.

- Worsening situation in airline sector

As a result of bankruptcy of renowned airlines Swissair and Sabena as well as Qualiflyer Group corruption, the member of which was Polskie Linie Lotnicze LOT S.A. airlines, the sales of air-craft fuel JET A-1 distributed by PETROLOT Sp. z o.o. dropped.

Among the internal factors having an impact on results achieved by the Capital Group of PKN ORLEN S.A. in the six month period ended 30 June 2002 the following should be mentioned:

- Card programmes development

By the end of the the six month period ended 30 June 2002 Vitay programme was introduced in over 110 own stations and 38 franchise outlets. In the six month period ended 30 June 2002 the company issued 725.2 thousand of VITAY cards, while fleet card system attracted 470 fleets. From the beginning of existence of above products 2,643.4 thousand members joined Vitay programme and 2,100 fleets joined "Flota Polska" programme.

Additionally the Dominant Company introduced pre-paid cards. The card is a new product designed mostly for the companies. It is a kind of "electronic cash". The Dominant Company proposes its customers a card with a value limit (type "W"), which enables purchases of different kinds of fuels, until the limit is exceeded. The type "W" card is available for entrepreneurs and individual clients. As at 30 June 2002, 2,551 cards were issued within that programme and 6,692 card since the very beginning.

- Re-branding

In the year 2001 the company started the process of re-branding in order to introduce consistent image of PKN ORLEN stations. According to the plan, re-branding concerns all petrol stations which are not aimed to be sold, leased or liquidated. In the period ended 30 June 2002 the new brand was introduced in 56 outlets. It is forecast that the whole process is about to be completed until 30 June 2003.

- Investment programme

Growth of effectiveness of the Dominant Company and Capital Group is affected by investment processes in production and marketing

The biggest projects in production are the following:

- Launch in April 2002 of the intensified installation DRW III in the Dominant Company. This way PKN ORLEN's crude oil processing capacity will rise by 3 million tons a year. The main effect of launching the installation DRW III will be the decrease in unit costs of crude oil processing.
- Completed intensification of polypropylene production on Polypropylene II installation, facilitating increase in production of this product by about 27 thousand of tons a year.
- Continuous modernisation of Biturox installation – increase of storing capacities and system of asphalts distribution.
- The beginning of revamping at II Olefine Production Unit, which will lead to increase in production of ethylene to 660 thousand of tons a year and propylene to 315 thousand of tons a year.
- The beginning of Hydrocracing intensification, which will increase capacity of this installation by 30%.
- Modernisation and enlargement of PVC production area in Anwil S.A. which will bring an increase of capacities to 300 thousand of tons a year.

Within market tasks the following should be enumerated:

- Modernisation of storing farms in Ostrow Wielkopolski, Moscisk, Plock, Sokolka and Wroclaw,
- Construction of storing containers of fuels and diesel fuel in the Parent Company,
- Works carried out on fuel pipeline Plock - Ostrow Wielkopolski as well as fuel and diesel fuel pipeline to the IKS Solino S.A. salt mine,
- Continuation of construction of the underground storing caves of oil and fuels in IKS Solino S.A.
- Building of 3 new filling stations, restoration of 9 filling stations and partial modernization of 62 sites.

- Implementation of the Profit Improvement Programme

The Profit Improvement Programme realised for past two years with U.K. based KBC allowed the company a substantial decrease of costs. The programme encompasses the modification of the technological procedures and optimisation of production capacity of the installations.

The purpose of the programme is:

- optimalisation of employment structure as en effect of restructuring activities,
- improvement of effectiveness of assets utilisation by sales or lease of redundant storing sites and fuel stations,
- maintaining of the production level of fertilisers (CANWIL),

- completion of restructuring of the Group's companies, management system in particular as well as organisational and capital restructuring,
- enlargement of the renovating cycle on particular installations as a result of introduction of new advanced technologies into the production and implementation of Merit system,
- continuation of investment and modernisation activities in order to achieve proper competitive position within production costs and logistics,
- activities connected with full privatisation of spinned-off service companies during restructuring process.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF CAPITAL GROUP

3.1 PRODUCTION

In six months ended 30 June 2002 the amount of crude oil processed in companies of the Capital Group (PKN ORLEN S.A., Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A.) accounted for 6,443 thousand tones and was by 346 thousand tones (by 5.7%) higher than in the previous year. In comparison to the six month period ended 30 June 2001 the share of REBCO crude oil delivered to Plock by "Przyjazn" pipeline increased, and processing of low sulphur crude oil decreased. The reduction in processing of low sulphur crude oil results primarily from technological advantage of production installations and optimal use of hydrorefining and hydrocracking installations capability.

Main suppliers of crude oil to Plock are companies operating on the russian crude oil market. The major share in deliveries of crude oil for the Dominant Company (68%) has J&S Service and Investment Ltd. The second largest supplier is BMP Trading GmbH & Co. KG, the share of which in deliveries amounts to more than 16%. The south refineries, which belong to the Capital Group of PKN ORLEN S.A. are supplied with REBCO crude oil by forwarding it from Plock.

Main factors determining the production in the six month period ended 30 June 2002 processes were:

- putting into operation the intensified DRW III installation,
- intensification of polypropylene production in the scope of homopolymers in the Polypropylene Installation II,
- second stage of installation FKK II modernisation,
- change in structure of processed crude oil (decrease in share of low-sulphur crude oil),
- maintenance of high quality of engine fuels - only unleaded petrol and diesel oil containing sulphur at the level of <50 ppm were produced,
- change in demand structure for fuel products (change in the direction of increase in production of medium distillates together with decrease in fuels),
- increase in prices of crude oil,
- continuation of production of engine gasoline with etylotributylene ether (EETB),
- uninterrupted work of elementary production installations,
- idle time of petrochemical complex, hydrocracking, gudron hydrodesulphuring,
- production costs optimising – completion of Profit Improvement Program implementation – phase I.

3.2 INFORMATION ABOUT CORE PRODUCTS AND SERVICES, SUPPLY AND SALE MARKETS OF COMPANIES OF CAPITAL GROUP

Information about core products and services, supply and sale markets of companies of Capital group is disclosed in the Additional Notes to this document.

3.3 FINANCIAL RESOURCES MANAGEMENT

In six months ended 30 June 2992 the Dominant Company has prolonged two loan on current account agreements and five working capital loans.

Within the Capital Group another long term investment credit agreement was concluded for the total amount of PLN 38 million for Inowroclawskie Kopalnie Soli Solino S. A. for completion of construction of the underground crude oil and fuel tank warehouse. Negotiations of conditions of the credit were supported by the Dominant Company.

As at 30 June 2002 the indebtedness of the Capital Group from credit and loans decreased by 3.8%, and from use of the bonds issuance program by more than 170%. In the period it was concluded that it was more favourable to raise external funds by bonds issuance. Total indebtedness from external funds raised increased in comparison to the balance on 30 June 2002 by 3.2%.

Detailed information on maturity dates of credit and loans incurred by the Capital Group PKN ORLEN S.A. were additionally given in Notes 22D and23C to the consolidated financial statements for six months ended 30 June 2002.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

The Dominant Company in the six month period ended 30 June 2002 did not grant from the privatisation fund any loans for purchase of stakes and shares of companies funded as a result of PKN ORLEN S. A. restructuring. Closing balance of loans as at 30 June 2002 amounted to PLN 5,778 thousand.

Closing balance of loans granted from the Company's Social Fund to employees and pensioners of the Dominant Company as at 30 June 2002 amounted to PLN 21,730 thousand, and closing balance of loans granted to the employees of consolidated companies from the Capital Group, which signed an agreement with the Dominant Company on having a common social activity, amounted to PLN 3,062 thousand.

In six months ended 30 June 2002 the Dominant Company did not grant to any Capital Group's company loans, guarantees and sureties. As at 30 June 2002 the closing balance of loans, guarantees and sureties amounted to PLN 94,548 thousand.

3.3.2 Bond issuance

Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million, both short- and medium-term bonds of up to 3 years maturity. Taking into account the characteristics of Polish securities market, the already issued bonds were exclusively short-term. According to the agreement on the bond issuance, financial resources raised by the Dominant Company in this way were used to settle current liabilities. As at 30 June 2002 the indebtedness of the Company from bond issuance amounted to PLN 325 million (including 44,800 from consolidated associates). Other companies of the Capital Group did not issue any securities in the six month period ended 30 June 2002.

3.3.3 Financial resources management

In six month period ended 30 June 2002 the Company still used external financial resources to settle its current liabilities. Average daily indebtedness level in current account remained on the level of PLN 290 million. Arising temporary surpluses were used to decrease indebtedness in current accounts or invested in "overnight" deposits. The effort was aimed at negotiating the most favourable interest rates of short-term credits.

In the six months ended 30 June 2002 there was a minor increase in net financial indebtedness of the Capital Group PKN ORLEN S.A. in comparison to the comparable period of year 2001. The net shareholders equity indebtedness ratio (calculated as indebtedness from credits, loans and securities less cash owned and held-for-trade securities related to shareholders equity) increased from 30.3% in six months ended 30 June 2001 to 31.4% in six months ended 30 June 2002.

The Dominant Company more intensively than in previous period used bond issuance program. As at 30 June 2002 the indebtedness from bond issuance was 2.7 higher than on 30 June 2001.

The Dominant Company continued efforts aimed at effective management of cash flows within the Group. Companies, which had financial surpluses invested them in line with binding in the Group rules of financial resources investment. Liabilities of the Companies were in major part settled currently. To achieve it working capital and investment loans previously incurred were used, or the resources were arranged with support of the Dominant Company.

3.4 INCOME STATEMENT

3.4.1 Revenues

In six months ended 30 June 2002, the Capital Group sales of finished products, goods for resale and materials amounted to PLN 12,053,778 thousand, which is 1.7% less than in six months ended 30 June 2001. The decrease in sales of the Group was mainly caused by remaining trend of crude oil prices on the markets world-wide (gasoline by 23%, diesel oil by 19% and Ekoterm by 19%). The decrease in prices of basic products and remaining on comparable level PLN/USD exchange rate adversely influenced income of the Dominant Company, which sets prices for its products on the basis of import parity. Mainly due to the above mentioned facts the share of the Dominant Company in the Capital Group decreased slightly from 92.3% in six months ended 30 June 2001 to 91.1% in six months ended 30 June 2002.

3.4.2 EBIT

Profit on sales of the Capital Group PKN ORLEN S.A. in six months ended 30 June 2002 amounted to 428,081 thousand PLN and was higher by 18.3% in comparison to the profit on sales earned in six months ended 30 June 2001. The level of profit of sales is explained mainly by profit earned by the Dominant Company, which despite of unfavourable trends in world economy (decrease in margins for fuels) generated profit on sales higher by 13.4% than in six months ended 30 June 2001. The positive results were possible due to intensification of sales activities, mainly in the area of retail sales and optimisation of costs of production and logistics. The Dominant Company recorded an increase in retail sales of engine fuels (fuels, diesel oils, LPG) by 8.4%. Optimisation of production and logistics costs resulted in considerable decrease in variable costs per unit (not including costs of crude oil and excise tax) per one ton of processed crude oil by 21.1%.

Due to the increase trend in prices of crude oil in all six months ended 30 June 2002 a positive impact had also inventories valuation method of weighted average cost applied by refineries of the Capital Group (delay in transfer of results of increase in prices for crude oil in comparison to the prices for finished products).

In six months ended 30 June 2002 loss on other operating activity amounted to PLN 28,742 thousand in comparison to profit of PLN 30,250 thousand earned in six months ended 30 June 2001. Such considerable differences result mainly from movements in provisions and assets impairment write-offs. The value of the loss results mainly from:

- lower other operating income (release of provisions). In six months ended 30 June 2001 the provision for OPCC decisions amounting to PLN 20 million,
- impairment write-offs of short-term receivables, which lowered the results in six months ended 30 June 2002 amounted to PLN 39.671 thousand,
- adjustments of non-financial assets value amounting to PLN 13,862 thousand
- provisions increase amounting to PLN 10,894 thousand (including unfavourable court decisions and

environmental costs).

Operating profit (EBIT) for six months ended 30 June 2002 amounted to PLN 399,339 thousand and is higher then in corresponding period of previous year by 1.9%.

3.4.3 Financial activity

In six months ended 30 June 2002 loss on financial activity amounted to PLN 116,545 thousand and was higher by 29,316 (by 33.6%) from the loss incurred in comparative period of the previous year. In six months ended 30 June 2001 the Dominant Company sold shares of BOS S.A. which resulted in gross profit on this operation of PLN 46,651thousand, which decreased loss on the financial activity. The result of financial activity was shaped by:

- interests charging financial costs (PLN 110,096 thousand)
- net foreign exchange gains and losses (PLN - 41,449 thousand).

3.4.4 Extraordinary gains and losses

Balance of the extraordinary gains and losses amounted to PLN (-) 2,824 thousand, whereas in six months ended 30 June 2001 it was PLN 1,906 thousand. It resulted from drop in extraordinary gains by 67.8% (decrease in gains from insurance payments) and parallel increase in extraordinary losses by 130.6% (increase in losses from accidents – fire in Trzebinia Refinery).

3.4.5 Gross profit, tax and net profit

As a result of profits earned on each activity the Capital Group of PKN ORLEN S.A. generated in six months ended 2002 gross profit of PLN 301,289 thousand (drop by 8.4% in comparison to six months ended 30 June 2001). The drop in gross profit and parallel increase in income tax results from different treatment of costs and revenue by the accounting and corporate tax regulation. Main discrepancy in this area in the analysed periods results from following reasons:

- in six months ended 30 June 2001 in the Dominant Company the taxable income was diminished by PLN 20 million due to OPCC provision release;
- in six months ended 30 June 2002 an increase of short-term impairment write-offs decreasing taxable income in the Dominant Company by PLN 31,486 thousand (increase by PLN 18,714 in comparison to the corresponding period of the previous year)

In six months ended 30 June 2002 the Capital Group earned net profit of PLN 199,141 thousand and is lower by 16.7% than in corresponding period of previous year.

3.5 BALANCE SHEET

3.5.1 Assets

As at 30 June 2002 total assets of the Capital Group amounted to PLN 14,430,840 thousand and increased by PLN 321,559 thousand (by 2.3%) in comparison to 31 December 2001. Within the assets main part was constituted by fixed assets, the share of which in total assets amounts to 66.9% (68.9% at the end of 2001). In equity and liabilities, the major part is shareholders equity constituting 53.0% of total assets as at 30 June 2002 (53.2% as at 31 December 2001). Following conclusions result from comparison of certain balance sheet captions as at 30 June 2002 and at 30 June 2001:

- drop in fixed assets by 0.7% to the level of PLN 9,648,391 thousand as a result of a decrease in tangible fixed assets,
- increase in current assets by PLN 388,462 thousand, which is by 8.8% to the level of PLN 4,782,449 thousand, mainly as a result of increase in inventories by PLN 247,599 thousand. The above increase is a result of raise in finished products stock (including obligatory stock) and semi-products in the Dominant Company. Short term receivables increased in six months ended 30 June 2001 by 3.1% (receivables turnover ratio increased form 19 day for the year 2001 to 21 days as at 30 June 2002), whereas cash and other cash assets increased by 6.9% to the level of PLN 217,337 thousand.
- increase in level of shareholders equity by PLN 147,285 thousand to the level of PLN 7,648,424 thousand as a result of net profit earned by the Capital Group within year 2002. Lower growth than the profit earned results from dividend payment from previous year's profit.
- increase in liabilities and provisions for liabilities by PLN 183,896 thousand to the level of PLN 6,103,470 thousand resulting mainly from increase in trade liabilities (more expensive crude oil) and tax liabilities (higher excise duty).

3.5.2 Net financial indebtedness

As at 30 June 2002 the level of credits, loans and issued securities in the Capital Group PKN ORLEN S.A. amounted to PLN 2,618,135 thousand and was lower by PLN 159,586 thousand than at the end of 2001 as a result of drop by PLN 200 million of the Dominant Company financial indebtedness. The level of financial indebtedness as at 30 June 2002 in comparison to 30 June 2001 decreased by PLN 173,538 thousand to PLN 2,400,798 thousand. Increase in shareholders equity and coincident drop in net financial indebtedness lead to decrease in the Group's shareholders equity financial indebtedness ratio (credits, loans and securities less other cash assets in relation to shareholders equity) from the level of 34.3% as at 31 December 2001 to 31.4% as at 30 June 2002.

3.6 CASH-FLOW

3.6.1 Operating activities

In the six month period ended 30 June 2002 net cash flows from operating activities of the Group amounted to PLN 789,646 and were lower by 46.9% than cash flows from operating activities in six months ended 30 June 2001.

The most important factors influencing cash flows in six months ended 30 June 2002 in comparison to six month ended 30 June 2001 were:

- drop in net profit by PNL 39,921 thousand,
- increase in depreciation by PLN 61,083 thousand,
- movements in stock (-) PLN 592,008 thousand,
- movements in receivables (-) 239,256 thousand.

As at 30 June 2002 the working capital (inventories, short-term receivables and short-term investments less short term payables) amounted to PLN 376,302 thousand and was higher than as at 31 December 2001 by PLN 145,987 thousand, mainly as a result of more considerable increase in stock of finished products and semi-products than in short-term receivables.

3.6.2 Investing activities

Net cash flows used in investing activities amounted to PLN (-) 475,500 thousand, and in the corresponding period of the previous year they amounted to PLN (-) 861,335 thousand. This level of cash flow used in investing activities results from lower expenditures both capital expenditures for fixed assets and capital investments.

3.6.3 Financing activities

In six months ended 30 June 2002 net cash flows used in financing activities amounted to PLN (-) 300,194 thousand whereas in six months ended 30 June 2001 – PLN (-) 502,624 thousand. The decrease in indebtedness of the Capital Group together with reductions of interest rates resulted in lower financial burden from interests payments.

In six months ended 30 June 2002 in comparison with comparable period of the previous year one can observe:

- considerably lower level of inflows from operating activities,
- lower net inflows form investing and financing activities.

The above quoted cash flows resulted in slight increase in cash by PLN 13,952 thousand (in six months ended 30 June 2001 – PLN 122,196 thousand). Lower cash outflows from investing and financing activities did not compensate considerably lower cash inflows form operating activities in comparison to comparable period of previous year.

3.7 EMPLOYMENT

As at 30 June 2002 the employment in the Dominant Company and consolidated subordinated companies amounted to 17,606 people in comparison to 17,852 people employed at the end of year 2001.

3.8 SEGMENTS

3.8.1 Refining Segment

Refining Segment data in compliance with PAS (in PLN thousand)	6 months ended 30 June 2002	6 months ended 30 June 2001	Change%
External sales	10,601,589	10,844,860	-2.2%
Inter-segments sales	1,112,071	1,176,225	-5.5%
Total income	11,713,660	12,021,085	-2.6%
Segment result	418,268	343,918	21.6%
EBITDA*	746,711	653,066	14.3%
Expenditures for fixed assets	259,652	459,892	-43.5%
Share of segment in Group's results	**76.2%**	**62.6%**	**21.7%**
Share of segment in Group's EBITDA	70.6%	65.6%	7.6%
Sales profitability	3.6%	2.9%	24.1%
Segment results /segment assets	4.4%	3.5%	25.7%
Segment results /shareholders capital of the segment **	6.1%	5.1%	19.6%
Indebtedness ratio /assets	27.1%	30.9%	-12.3%
Assets turnover ratio	1.242	1.240	0.2%
CAPEX/EBITDA	34.8%	70.4%	-50.6%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In six months ended 30 June 2002 the refining segment increased its contribution to the total Group's results to nearly 13.6% but its share in EBITDA of the Group rose only by 5%. It means that the cash contribution was slightly lower. A positive signal is that despite the drop in total income (by more than 2.5%) the profitability ratios rose. Increase in land bonus and rising costs effectiveness in this area contributed to this fact.

Expenditures for tangible and intangible fixed assets were considerably lower (by almost 44 %), as well as share of the segment in total Group's investment expenditures (from 79% to 69%). However if one takes into account relation of expenditures to EBITDA, it is clear that there is an immense capacity of internal financing of the Company's growth.

Refinery segment's result is largely determined by external factors: crack margins on basic fuels and difference between prices for Brent and Ural crude oil, which in the analysed period were unfortunately unfavourable.

In six months ended the ROT complex refining margin on Ural crude oil amounted to 0.7 USD/bbl, whereas in corresponding period of the previous year accounted for 2.76 USD/bbl, which means nearly four fold fall. Similarly the price difference between prices for Ural and Brent crude oil decreased from 2.38 USD/bbl in six months period ended 30 June 2001 to 1.77 USD/bbl. Relatively stable PLN/USD exchange rate (on average 4.04 PLN/USD in six months ended 30 June 2001 and 4.09 PLN/USD in current year) did not have material influence on results fluctuations in refining segment.

Negative influence of external factors in refining segment was considerably neutralised by growing effectiveness of retail and wholesale.

The land bonus reached the level of PLN 384 million, which constitutes over 70% of the previous year result. This is mainly an effect application of proper price management policy. Better results in this area resulted also from logistics cost optimisation (over PLN 125 million) and increase in efficiency of deliveries to own network.

At the end of 2Q 2002 we owned 1,331 CODO stations and 630 DODO located in Poland. We still intensively work on the network rebuilding in order to increase its effectiveness – changes in visualisation, modernisation, enlargement of shopping areas. At the same time we reduce inefficient and not perspective stations (in six months ended 30 June 2002 – about 50 stations). It results in increase of fuel sales ratios per station by almost 17 %to the level of almost 1 million litres in six months ended 30 June 2002 and share of non-fuel products in retail sales from 12% in six months ended 30 June 2001 to 15% in the analysed period. Share in sales within Vitay program increased from 50 % at the end of year 2001 to over 60 % in year 2002, and the amount of distributed cards rose by about 700 thousand (over 30% increase).

Strong position of the Dominant Company in sales of basic fuels was sustained: volume of fuel sales slightly dropped in wholesale by 0.3% (y-o-y), growing at the same time by almost 3% sales, whereas the whole market (retail and wholesale) rose by 0.4%. Sales of diesel oil grew rapidly (wholesale 7.3%, retail sales 14.2%, market 9.2%), whereas light heating oil (Ekoterm) fell considerably (by almost 13%) reflecting effectiveness of preventive activities of the State aimed against using it for vehicles. The sales of LPG also increased considerably (over 77% growth) as a result of competitive prices in relation to fuels and diesel oil.

3.8.2 Chemical Segment

Chemical Segment data in compliance with PAS (in PLN thousand)	6 months ended 30 June 2002	6 months ended 30 June 2001	Change%
External sales	1,271,432	1,245,074	2.1%
Inter-segments sales	577,092	539,698	6.9%
Total income	1,848,524	1,784,772	3.6%
Segment result	82,380	167,504	-50.8%
EBITDA*	181,972	228,624	-20.4%
Expenditures for fixed assets	51,774	53,084	-2.5%
Share of segment in Group's results	**15.0%**	**30.5%**	**-50.8%**
Share of segment in Group's EBITDA	17.2%	23.0%	-25.2%
Sales profitability	4.5%	9.4%	-52.1%
Segment results /segment assets	3.6%	7.9%	-54.4%
Segment results /shareholders capital of the segment **	4.0%	8.9%	-57.5%
Indebtedness ratio /assets	9.9%	10.8%	-8.3%
Assets turnover ratio	0.800	0.843	-5.1%
CAPEX/EBITDA	28.5%	23.2%	22.8%

*) segment result including depreciation
**) segment's assets less segment's liabilities

The petrochemical sector suffered a considerable (by over 50%) drop in results, due to worse than expected Anwil's results. On cash basis (EBITDA) the drop was considerably smaller, which stems primarily from higher than in refining segment capital consuming characteristic of the segment.

A slight increase in total sales was recorded, but profitability ratios dropped dramatically, primarily due to sustaining low margins on petrochemical products. In effect of the above the share of the segment in Group's result dropped by 50%.

Taking into account increase in volume of petrochemical sales (by almost 9%) and growing margins on basic products it seems that the contribution of this segment in forecasted whole year results should be considerably higher.

The capabilities are indicated by low assets turnover and indebtedness ratios, which were much below comparable data for refining segment.

3.8.3 Other operations

Other operations data in compliance with PAS (in PLN thousand)	6 months ended 30 June 2002	6 months ended 30 June 2001	Change %
External sales	180,757	172,268	4.9%
Inter-segments sales	580,744	598,793	-3.0%
Total income	761,501	771,061	-1.2%
Segment result	48,216	38,124	26.5%
EBITDA*	129,453	113,204	14.4%
Expenditures for fixed assets	48,941	35,706	37.1%
Share of segment in Group's results	**8.8%**	**6.9%**	**27.5%**
Share of segment in Group's EBITDA	12.2%	11.4%	7.0%
Sales profitability	6.3%	4.9%	28.6%
Segment results /segment assets	3.0%	2.3%	30.4%
Segment results /shareholders capital of the segment **	4.0%	3.1%	29.0%
Indebtedness ratio /assets	23.7%	24.8%	-4.4%
Assets turnover ratio	0.477	0.475	0.4%
CAPEX/EBITDA	37.8%	31.5%	20.0%

*) segment result including depreciation

**) segment's assets less segment's liabilities

Other operations, including mainly energy and heating production for own use, transport, service-maintenance and constructing activity performed by other companies of the Capital Group recorded a slight decrease in income (by 1.2%), but a positive indicator is the fact that at the same time rose the external sales (by almost 5%) and profitability of the sector (by almost one-fourth). As a result the share of the segment in total results rose by almost 25%.

Unallocated costs of the Group were considerably reduced (by almost 5%), which reflects the continued cost of the processes optimisation in the Group

3.9 DESCRIPTION OF MATERIAL OFF-BALANCE SHEET ITEMS OF THE CAPITAL GROUP

As at 30 June 2002 total value of guarantees and sureties granted to subordinated entities (unconsolidated) amounted to PLN 1,299 thousand (drop by 9.2%) and to other entities PLN 3,082 thousand (drop by 32.0%). Other off-balance sheet liabilities amounted to PLN 46,303 thousand and were lower than at the end of year 2001 by PLN 3,924 thousand.

3.10 IMPORTANT EVENTS AFFECTING CAPITAL GROUP'S OPERATIONS AND ITS FINANCIAL RESULTS FOR THE PERIOD OF SIX MONTHS ENDED 30 JUNE 2002 AND FOLLOWING YEARS

The following factors should be considered while assessing financial projections of the Capital Group:

- remaining downward trend within margins (cracks) of prices for fuels,
- fluctuations of crude oil prices which affect the costs incurred by the Group and margins realized on products in companies dealing with crude oil processing and fuels production,
- fluctuations of prices for finished products on worldwide markets, which by import parity affects prices of products made by the Group and simultaneously its revenues,
- the exchange rate fluctuations that may lead to an increase in debt servicing costs, purchase costs of crude oil and other raw materials priced in foreign currencies as well as to decrease in prices (revenues),
- remaining low demand for fuel caused by drop in amount of purchased cars and decrease in population's income in real terms,
- a slowdown on Polish cars and transport market, the effect of which is a decrease in demand for fuels,
- stagnation in the farming and construction industry negatively affects operations of companies active on those markets, for example fertilizers or PVC production,
- costs reduction in the Dominant Company due to continuation of the Profit Improvement Programme (PIP) realized in co-operation with KBC in Dominant Company,
- expected effects after improvements in PIMS program used in production process optimisation and results of reasonable decrease in costs of sustaining operation and working time of the production installations,
- planned constitution of a joint venture company with Basell Europe Holdings B.V., which intends to produce petrochemicals,
- more stringent control over distribution of Ekoterm in order to confine its illegal application as a substitute for diesel oil,
- introduction of compulsory application of bio-components used in production of fuels,
- the steady decrease of CIT rates to the projected 22% in 2004 and in following years, which reduces the Group's tax burden,
- the planned increases of excise duty imposed on liquid fuels, which will increase the prices of finished products,
- change in structure of compulsory stock in the direction of increase of crude oil share, enabling storage cost cutting (caverns of IKS Solino S.A.),
- planned implementation of new legal regulations increasing quality standards of fuels (gasoline, diesel oil) according to Resolution 98/70/UE will result in considerable growth of production costs starting from 1 January 2003.

IV. IMPORTANT ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT IN CAPITAL GROUP

As for the Management System ISO Management Board of Parent Company conducted Yearly Review of Quality and Environment Management System Function giving further directions for actions in development of the system. Updated list of tasks of investment and organising nature was approved comprising tasks till year 2004.

In April current year, there was a two day audit of Environment Management System conducted in the Parent Company in Plock by Bureau Veritas Quality International. The audit involved Department of Quality and Environment Management, Chief Environmental Engineer and chosen production installations confirming its accurate performance.

In April and May BVQI company conducted audits of Quality Management System in organisational units of Parent Company in Plock and Warsaw, in Production Department units and in Regional Organisational Units in Warsaw, Nowa Wies Wielka, Olsztyn and Rzeszow.

Implementation of Environment Management System in wholesales sites was continued. In co-operation with consulting BV unit training for directors of storage farms, regional procurers of systems and regional specialists of prevention departments. Documentation of the system, necessary for its implementation is in the process of preparation.

Correctness of functioning of the Quality and Environment Management System was also checked in process of internal audits in all units covered by the system. Detected errors were removed in the process of correcting activities. Organisational changes in the Parent Company are causing necessity of current actualisation of the procedures and documentation of the system.

As for other management systems in the Parent Company, there are documents of Quality System AQAP 120 under preparation, required by NATO Army Performance Standards and is binding for Polish military representatives doing purchases for the army. Due to the necessity of system adjustments to face the change in organisational structure, the implementation of the system will be in the second half of the year 2002. In order to secure the quality of the products meeting relevant norms, planned and necessary activities in all areas of activity were performed.

In the area of research and development Parent Company does not perform its own activity. Above works are outsourced to external institutions (institutes and research entities, higher education schools and of different type companies conducting that kind of activities).

Main tasks undertaken in first half of the year 2002 include:

1. Optimisation of production (contract with English company KBC for Profit Improvement Program)
2. Improvement of PIMS program (contract with Aspen Tech. Limited Sheraton House)
3. Rational reducing refining maintenance costs and optimising plant utilisation timing (contract with Shell Global Solutions aimed at preparation and implementation of profit improvement programme).
4. Preparation of security report for Main Plant PKN ORLEN S.A.

5. Preparation of Serious Failures Prevention Program for Main Plant PKN ORLEN S.A. – agreement with The Centre of Security and Risk Analysis COPRO in Lodz.
6. Preparation of computer program showing the cycle of circulating water network – agreement with The Company for Implementation of Scientific, Technological and Organisational Improvement TECHNO-PROGRESS in Krakow.
7. Current control and appraisal of quality norms, cohesion of production and functional properties of road bitumen produced in PKN ORLEN S.A, in 2002 – agreement with Research Institute of Roads and Bridges in Warsaw.
8. Preparation and implementation of the Defence System of Electro-energetic Scheme of PKN ORLEN S.A. from Blackout – agreement with the Company Energopomiar in Gliwice.
9. Optimisation of diesel oil and light heating oil Ekoterm Plus in PKN ORLEN S.A. after launching brand new installations HOG and HON VI (Institute for Crude Oil Technology). Researches confirmed that in the area of production of diesel oil and light heating oil Plock refinery fulfils all present quality requirements presented in Directive 98/70/EC and 99/32/EC.
10. Examination of lubricating properties of diesel oil and its components in PKN ORLEN S.A. (research work carried out by Instytut Chemii Politechniki Warszawskiej in Plock (Chemistry Institute of Warsaw Technical University)).
11. Preparation of composition of the new product called QAL, existing in form of concentrate as well as industrial fluid. Both products comply not only with requirements of Polish Norm and Institute of Automobile Transportation but also requirements of military defence norm (work done by Instytut Chemii Politechniki Warszawskiej in Plock (Chemistry Institute of Warsaw Technical University)).

Main areas of extension of Dominant Company's technical infrastructure and IT systems in first half of the year 2002 include:

1. Implementation of renovation modules on service stations
2. Upgrade of the POS systems in service stations – new functions related to service of the products list, VITAY cards, delivery of fuel from wholesale.
3. Development of the function of electronic exchange of documents – retails suppliers' invoices.
4. Introduction in own terminals network the protocol to service payment transactions APAK40 – security of transactions based on PIN.
5. Implementation of the new system to service VITAY program.
6. Improvement of the corporation network.
7. Mapping server (new version).
8. New environment for archiving and backups.

Achievements of a few most important companies in the field of development include:

- **Anwil S.A.**

In first half of the year 2002 the Company continued implementation of its 5-year development programme signed by Management Board and Supervisory board. Main goal of this programme is to strengthen Anwil's position in fertilizers and plastics:

- Continuation of preparation works aiming at finalizing of tasks in Fertilizer Complex which will result in decrease of production cost of ammonia on line A, as well as reducing energy usage of air-compressors on ammonia installations and turbo-sections on nitro acid installation. Decision as to commencement of production f ammonia on line A will depend on market situation.
- Ending with the positive result an attempt to rinse and cover the walls of the reactor in the PCV Complex, which is one of the most important elements of implementation of the technology of close reactor
- In Plastics Complex launching pilot installation to forming hard profiles and continuation of activities aiming at implementation of ecological technology in the production of granules, as well as introducing into production foam panels with lowers density.

In the II Q 2002 there was an agreement between Anwil S.A. and SK Chemicals Co. Ltd. And SK Global Co. Ltd. signed. The agreement was related to establishment of joint-venture company SK EUROCHEM, which activity will be the production of granules PET.

- **Rafineria Nafty Jedlicze S.A.**

More important undertakings concluded in the first half of the year 2002 include:

- new generation of oils with longer timing of exploitation "Extended Drain" (usage up to 160 thousands km) to use in transmition in trucks and buses.
- research work (together with PKN ORLEN S.A.) aiming at receiving base oils group II and III on installations Rafineria Nafty Jedlicze S.A. from raw material from PKN ORLEN S.A.
- preparation and implementation of technology on de-paraffin of base oils from used oil
- studies related to the possibility of collecting, utilising and possible regeneration of industrial fluids from scrapped cars
- activity concerning regeneration of catalysers used in PKN ORLEN S.A.

- **Rafineria Trzebinia S.A.**

In the first half of the year 2002:

- continuation of modernization of raw materials and products containers
- beginning of usage of modern container with capacity of 10.000 m^3.
- consecutively introducing propeller blenders to product containers and replacement of heating cables with heating inserts
- introduction of system monitoring resistance of oil and oil-products tank bottoms,
- sliding substance for ironing rollers, ironing desks and iron surfaces– based on own project, being subject to patent proposal– Synthetic Wax E-WAX introduced to production,
- based on own invention lubricant for locomotive wheel edges was introduced into production
- technology of production of high-temperature lubricant (own work)
- technology of substance to remove bitumen from the cars' bonnet (own work)
- gel for use mainly to clean chimney glasses based on own know-how.
- technology of bitumen masses for use to resist wet and humid surfaces (patent proposal)
- work in progress to create technology of bitumen glue for use in high temperatures (own work)
- paraffin composition by own development was introduced into production.

- mass to cover paper and cardboard is in the phase of modification (own work)
- use in the production of highly processed paraffin mix and deeply refining, dehydrated paraffin gas (own work)
- research on products for rubber industry
- introducing of Labour Activity Program

- ***IKS Solino S.A.***

Projects conducted in the first half of the year 2002:

- continuation of building underground crude oil and fuel tank warehouse. The end of part II is planned for year 2003 and III part for year 2005,
- development of standalone operations concept of underground crude oil and fuel tank warehouse in Gora under assumption no brine is picked up and salt resources "Gora" are used up,
- preliminary research alternative soil resources e.g. in Lubien and Lanieta for underground crude oil and fuel tank warehouse.

- **ORLEN-Oil Sp. z o.o.**

In the first half of the year 2002:

- 26 new products were implemented into production and introduced to market,
- researches on utilisation of used processing emulsions with method of membrane ultra filtrating,
- purchase and launch of installation used to utilise emulsion by method of membrane ultra filtrating within rendering services by Serwis Petro-Oil,
- the highest class engine synthetic oil ORLEN PLATINUM SL/CF 0W30 was prepared to implementation and the quality of already produced oil Petro-Oil Extra Synthetic SJ/CF 5W40 was levelled up to the class of ORLEN Extra Synthetic SL/CF 5W40. For those kind of oils get approval of Mercedes, BMW and VW and the they are waiting for approval of Opel. For oil designated for heavy Diesel engines approvals of Scania and Renault was gained,
- studies were performed on new technology of hydraulic oil with washing features HLPD class, polyurethane lubricant, hydraulic oil for aviation and oil for stationary gas engines,
- marketing and trade forces of the Company were reorganised. For specified branches separate trade and service teams were established,
- consolidation of production of agent lubricants of the Capital Group PKN ORLEN S.A. was performed.

V. POLICIES CONCERNING THE CAPITAL'S GROUP DEVELOPMENT

Crucial importance for development of as well the Dominant Company as the Capital Group assented in year 2001 a long – term development strategy for the years 2001 – 2010. Realisation of consecutive stages of the strategy anticipates following operations:

- **Realisation of programme for development of Dominant Company's manufacturing facilities**

The main event in Dominant Company's production activities is going to be intensification of Hydrocracking installation. It will enable an increase in production capacity of diesel oil of quality complying with the most stringent regulations of the European Union and will result in considerable reduction in sulphur inclusion in engine fuels.

- **Development of petrochemical part of the Dominant Company**

The Dominant Company as the only centre of ethylene, propylene, polyethylene and polypropylene production undertook recently certain activities aimed at increase of effectiveness of the Company's petrochemical part. Assented in the strategy development of the petrochemical part assuming intensification of existing olefins installations and increase in capacity of polyethylene and polypropylene production is perceived as a exceptionally favourable technical and economical undertaking, arising interest among world-recognised polyolefin manufacturers. According to the strategy of PKN ORLEN S.A. for years 2001-2010 the realisation of development of the petrochemical part of the Company with participation of external partners is both from economical and marketing point of view justified. There is an option considered to detach the petrochemical part of PKN ORLEN S.A. into a separate joint venture, in which both risks and future economic benefits would be equally shared by both partners.

- **Effects of the Profit Improvement Programme**

Within the refinery production tangible production – financial effects in form of costs per processed barrel reduction brings the realised Profit Improvement Program (introduced in co-operation with KBC).
The gist of the program is modification of technological procedures and optimisation of processing capacity of certain installations. Realisation of consequent assumes in this area will benefit in savings resulting from decrease in production costs by 0.10 to 0.15 USD per barrel of processed crude oil.
Additional a signed contract with Aspen Technology Limited Sheraton House will improve the PIMS program used for production optimisation. Also a co-operation with Shell Global Solutions will effect in rational decrease in costs of operation sustaining and working time of production installations optimisation.

- **Development of market infrastructure in the Dominant Company**

In the area of market investment the company plans to continue works related to:

- construction and modernisation of network of gasoline service stations
- re-branding,
- modernisation of warehouse bases,
- construction of the new warehouse tanks by the Dominant Company for the purposes of wholesale
- construction of long-distance pipelines.

- **Increase of retail sales efficiency**

On the filling stations of the Dominant Company new client service standards were implemented. Presently each client on the filling stations of the Dominant Company is helped in precisely described procedures. The aim of the undertaking was an increase in the competitive edge in aspects of time and efficiency of service and in the are of professionalism of the staff. The above activities are aimed at sustaining current clients and attraction of new ones. A visible sign are also stations with ORLEN logo. The plans assume change in colours of all own stations to 30 June 2003

On own stations of the Dominant Company in May and June 2002 and project called "Together Closer to the Client" was performed. The aim of this undertaking was to enable Management Board and people directly reporting to them to learn about work and processes on filling stations, particularly client service. The aim of the project was to collect remarks on necessary changes in filling stations operation.

In order to constantly improve the level of client's service on the stations of the Dominant Company there is a research "Mysterious Client" performed. The research is conducted by an external company staff, which purchase goods and fuels and parallelly assess the quality of service. Information gathered this way is used to current adjustments of probable weaknesses in stations operation.

In order to increase efficiency the Dominant Company reduces unprofitable stations (about 50 stations in six months ended 30 June 2002). Due to this and other operating activities an increase of fuel sales per station ratio by almost 17% and increase in share of non-fuel products in retail sales to 15%.

- **Loyalty programmes implemented in the Dominant Company**

Loyalty programmes FLOTA POLSKA and VITAY turned out to be a success. Great popularity was won by the loyalty program VITAY, from the beginning of its presence it attracted over 2.6 million participants. Similar interest was raised in relation to FLOTA POLSKA program, for institutional clients owning considerable fleet of cars, which joined since its beginning 2,100 fleets.

Introduction of so-called prepaid cards of "W" type strengthened the position of the Dominant Company as the leader of card programs in Poland. The prepaid cards are characterised by high level of security and have advantages of "electronic purse". To 30 June 2002 the Dominant Company sold 6.7 million cards.

- **Pact for Mazury and construction of water filling stations in the Dominant Company**

Five biggest Polish firms united its strengths for protection of the environment and improvement of sailing conditions on Mazury lakes and signed with Polish Yachting Association so called "Pact for Mazury". The aim of the program is elaborating a common stream of activities aimed at improvement of sailing conditions, increase in sailors safety and environmental protection. In six months ended 30 June 2002 the Dominant Company commenced building a network of supply for sailors and motorised sailors in the best-known villages in Mazury. The point of sales eliminate aggravating fuelling with use of canisters. Water stations offer diesel oil and unleaded fuel.

- **Prospects of development for PKN ORLEN Capital Group's companies**

The core aim of the Capital Group is strengthening of its position in strategic companies supporting the basic activity of the Group within distribution, processing and logistics of products and raw materials.

Achievement of the goal is possible thanks to:

- strengthening of position in strategic companies,
- restructuring and building up value of companies,
- sales of non-strategic companies

Strategy of the PKN ORLEN S.A. assumes following directions of activity in the Capital Group:

- among distribution companies – creating new companies with external investors and consolidation of operating functions and activity costs control,
- among production companies – maintaining majority stakes, strengthening of dominant position intensification of co-operation in certain fields of activities, operating activity costs control,
- among financial companies – investing in actives with highest return rates in order to secure future financing sources for core activities,
- among companies established as a result o restructuring – consolidation of activities in chosen industries and privatisation. A few companies from this group will be left because of specifics of their operations,
- among companies in which PKN ORLEN S.A. acquired shares as a result of debt conversion – sale in short period of time

The effects of realisation of the strategy in the Capital Group will be:

- gaining of additional value and synergy effect due to consolidation of distribution companies,
- assurance of distribution, processing, logistics for products and raw materials,
- diversification of operating and financial risk,
- raising capital for financing of the basic activity,
- eliminating potential risks and lowering operating costs of PKN ORLEN S.A.,
- provide conditions for active and effective management of the Capital Group.

Within financial policy in the Capital Group the strategy of the Dominant Company assumes two-way strategy taking into account characteristics of the companies:

- for core companies – operating integration of financial management with processes of the Dominant Company,
- for other companies – setting certain security and effectiveness priorities without direct interventions of the Dominant Company.

Unification of management processes in core companies will concern areas of financial operations and organisation of external financing, and also operating and financing risk management.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS IN THE SIX MONTH PERIOD ENDED 30 JUNE 2002 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 4 January 2002 Fitch Ratings Limited ("Fitch") gave credit rating for PKN ORLEN S.A. at the level of BBB for long term liabilities and F3 for short term liabilities. It is the highest level of rating given to the Polish production company. Rating reflects strong market position of PKN ORLEN S.A., quite low level of indebtedness and good indices of its servicing. Modernisation of refinery part proved to be significant, thanks to which refinery in Plock is presently one of the most modern in the region. The rating involves also shares in Polkomtel and plans of the Company as to production of polymers and Joint Venture with Basell NV, the world leader in production of polyolefines. This investment decreases a possible risk connected with development of petrochemical part by PKN ORLEN S.A. In the rating, lack of investment of PKN ORLEN S.A in upstream crude oil sector was involved and focus of the processing mainly on production complex.

2. On 25 January 2002 after a tax audit in Rafineria Trzebinia S.A., the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT tax for the period from June to December 1998 and interest of PLN 113.6 million. An inspector of the Tax Control Office questioned the level of accounted excise tax relief on production of diesel fuel with a component from used oil.
The Management Board of Rafineria Trzebinia S.A. undertook activities in order to analyse precisely the amounts of liabilities resulting from decisions of the inspector of the Tax Control Office. The Management Board of Rafineria Trzebinia S.A submit an annulling claim to the Tax Office in Krakow together with a claim to cease effecting of the decision of the Tax Control Office. A similar proceeding took place in relation to Rafineria Nafty Jedlicze S.A, which had a positive outcome for the Company. PKN ORLEN S.A. owns 77.06% of shares in Rafineria Trzebinia S.A.

3. Supervisory Board of PKN ORLEN S.A. on 8 February 2002 dismissed Andrzej Modrzejewski from the position of the President of the Management Board. The decreasing ability to manage the Company was among the reasons connected with decreased trust of the shareholders and significantly deteriorated financial results. Supervisory Board declared that decision form 8 February 2002 does not have any connection with press information about detainment of Andrzej Modrzejewski by the intelligent forces of UOP on 7 February 2002. Moreover the Supervisory Board of PKN ORLEN S.A. dismissed Jaroslaw Tyc from the position of the Vice-President Wholesale Trade Director and Andrzej Dretkiewicz from the position of the Board Member as a result of a claim issued by the State Treasury Minister from 8 February 2002 based on paragraph 9 section 1 point 3 of PKN ORLEN S.A. Statute. On 8 February Supervisory Board of PKN S.A. appointed Zbigniew Wrobel a President of the Management Board and General Director, Slawomir Golonka a Member of the Board and Andrzej Ernest Macenowicz a Member of the Board.
Slawomir Golonka was therefore dismissed from the Supervisory Board of PKN ORLEN S.A. On 8 February 2002 State Treasury Minister appointed Grzegorz Mroczkowski to the Supervisory Board of PKN ORLEN S.A.

4. On 11 February resulting from the claim lodged by Rafineria Trzebinia S.A on 25 January 2002 Fiscal Office in Chrzanow on the basis of decision from 7 February 2002 ceased the execution of the decision of the Tax Control Inspector concerning liabilities from excise and VAT tax for the period from June to December 1998 and interest of PLN 113.6 million. The Fiscal Office issued the above-mentioned decision to the moment of deciding whether claim was substantial by the Tax Chamber in Krakow.

5. On 13 February the Supervisory Board of PKN ORLEN S.A. agreed to planned joint venture with Basell Europe Holdings B.V. in form of commercial law company and contribution in kind to cover its shares. The resolutions concerning this joint venture will be accepted by the Extraordinary Shareholders Meeting on 21 February 2002.

6. On 21 February 2002 the Extraordinary Shareholders Meeting of PKN ORLEN S.A. was organised, which passed 25 resolutions, including except for organisational ones:
   - concerning approval for creation of joint venture company with Basell Europe Holdings BV and

contribution in kind if form of organised part of the company (real estates of PKN ORLEN S.A. – Polymers Block. Extraordinary Shareholders Meeting approved disposal of these estates or perpetual lease contract of the areas and property rights of the buildings located thereon). If until 30 June 2002 the Company does not sign the agreement of joint venture creation on conditions accepted by the Management Board, unless this happens, the agreements are no longer valid.
An agreement described above requires positive opinion of the Supervisory Board of PKN ORLEN S.A.

- dismissal from the Supervisory Board of the following members:
    - Jerzy Idzik
    - Marcin Gizewski
    - Marek Wasowicz
    - Kalina Grzeskowiak-Gracz
    - Stanislaw Kondracikowski
    - Aleksander Olas
    - Szczepan Targowski

  Nomination of the following members:
    - Edward Grzywa
    - Andrzej Kratiuk
    - Maciej Gierej
    - Krzysztof Kluzek
    - Ryszard Lawniczak
    - Krzysztof Szlubowski
    - Jan Waga

- Permission for disposal:
    - of the organised part of the Company (30 Refining Products Plants)
    - of estate connected with excluded part of the Company of Refining Products Plants No. 1 in Kielce for the sake of VISPOL International Ltd. sp. z o.o.

7. On 21 February 2002 the Supreme Court in a verdict No. CKN 1041/99 cancelling the annulling claim of Office for Protection of Consumer and Competition "OPCC" and Polish Chamber of Liquid Fuels "PCLF" from the verdict of the Anti Trust Court from 23 June 1999 which annulled the decision concerning an order for Petrochemia Plock S.A. (presently PKN ORLEN S.A.) to cease practices of fuel sales at equal prices in Plock and Regional Trade Offices of PKN ORLEN S.A. The Court stressed that despite the dominant position exercised by PKN ORLEN S.A. on the liquid fuels market and despite the fact that PKN ORLEN S.A. operates in the production sector, wholesale and retail sales sector, the way of wholesale prices calculation by the Company is not against the regulations of the antimonopoly act.

8. The Bank of New York decreased possessed number of shares by 2.19%. As at 6 February 2002 roku The Bank of New York was in possession of 106 282 258 shares of PKN ORLEN S.A. which gave 25.29% of votes at the General Shareholders Meeting.

9. Supervisory Board of PKN ORLEN S.A. on 7 March 2002 made changes in the composition of the Management Board decreasing the number of members from 7 to 5. Presently the Board operates in the following composition: President, four Vice-Presidents. On 7 March 2002 the Supervisory Board dismissed Czeslaw Bugaj (Production Director), Wladyslaw Wawak (Development and Technology Director) and Wojciech Weiss (Human Resources and Restructuring). All dismissed members received proposals of exposed positions in the Company. The Supervisory Board did not present reasons for the above-mentioned dismissals. On 7 March 2002 Janusz Wisniewski was appointed Member of Management Board – Vice-President and Andrzej Macenowicz was appointed a Vice-President, as well. After these changes, the composition of the Management Board was as follows:
    - Zbigniew Wrobel - President
    - Krzysztof Cetnar – Vice-President

- Slawomir Golonka – Vice-President
- Andrzej Macenowicz – Vice-President
- Janusz Wisniewski – Vice-President

10. On 13 March 2002 Management Board of PKN ORLEN S.A. appointed the following people the proper responsibilities:

    - Slawomir Golonka – Vice-President - Sales
    - Krzysztof Cetnar – Vice-President - CFO
    - Janusz Wisniewski – Vice-President - Development and Production
    - Andrzej Macenowicz – Vice-President - Human Resources and Management Systems

    President of the Management Board Zbigniew Wrobel is a General Director, responsible for establishing and implementation of the strategy.

11. On 18 March 2002 PKN ORLEN S.A. was informed from Emerging Markets Growth Fund. Inc. ("EMGF"), that EMGF located in Los Angeles, USA decreased number of possessed shares of PKN ORLEN S.A. and owns 20 932 800 shares of PKN ORLEN SA, which is 4.98% of votes at the General Shareholders Meeting.

12. On 19 March 2002 PKN ORLEN S.A. declared acquiring 3,000 shares of Petrogaz Plock S.A. located in Plock worth PLN 1,000 each, due to increase in share capital from PLN 21,823 thousand by PLN 3 m. to the amount PLN 24,823 thousand. The increased capital will be covered by non-cash contribution in form of 16,000 stakes in ORLEN Petrogaz Wroclaw Sp. z o.o. located in Wroclaw of total par value PLN 1,600 thousand and 140 stakes in Petrogaz Lapy located in Lapy of total par value PLN 1,400 thousand, the book value of the disposed shares is equal to par value. PKN ORLEN S.A. owns 100% of shares in ORLEN Petrogaz Plock Sp. z o.o. Until disposal of the shares the Company possessed 51.61% of shares of ORLEN Petrogaz Wroclaw Sp. z o.o. (the remaining 48.39% is owned by Eco-Gaz Sp.z o.o.) and 39.55% of Petrogaz Lapy Sp. z o.o.(the remaining part is owned by: ORLEN Petrogaz Plock Sp. z o.o.- 50.84% and Zaklad Naprawy Taboru Kolejowego Lapy S.A. – 9.61%). After the increase the Company will not possess any shares of ORLEN Petrogaz Wroclaw Sp. z o.o. and Petrogaz Lapy Sp. z o.o. The transaction was performed as a part of the restructuring program of the Group including LPG distribution.

13. The Management Board of Rafineria Trzebinia S.A. learned about registering on 25 March 2002 by the Regional Court for Krakow - Srodmiescie in Krakow, XI Economic Department of Domestic Court Register, increase in share capital of Petro-Oil Sp. z o. o. The share in the increased capital was fully covered by Rafineria Trzebinia S.A. in form of contribution in kind (oil department) worth 23,719 thousand zloty and 5,839 thousand zloty in cash.
    After the capital injection the share capital of Petro-Oil Sp. z o. o. amounted to PLN 43,558 thousand and is divided into 43,558 stakes of PLN 1 thousand each. After the increase in share capital of Petro-Oil Sp. z o. o. the share of Rafineria Trzebinia in shareholders capital of the company amounts to 75.58%. The other shareholders posses:

    - Rafineria Nafty Jedlicze S.A. – 7.71%
    - Rafineria Czechowice S.A. – 7.71%
    - PKN ORLEN – 9 %

    Each stake gives right to one vote on the Shareholders' Meeting. The major activity of ORLEN-Oil Sp. z o.o. is production and sales of lubricating oils. Net book value of the assets contributed by Rafineria Trzebinia to increase the shareholders capital of ORLEN-Oil Sp. z o.o. amounts to PLN 22,723 thousand and cash in the amount of PLN 5,839 thousand. The net book value that will be disclosed in the books of ORLEN-Oil Sp. z o.o. accounts for PLN 23,719 thousand and was valued according to cash flow method plus cash of 5,839.
    The contribution in kind of the capital results from consolidation of oil activities in PKN ORLEN S.A. Group.

14. The Bank of New York decreased possessed number of shares by 2.03%. As at 26 February 2002 The Bank of New York was in possession of 97 077 976 shares of PKN ORLEN S.A. which gave 23.10% of votes at the General Shareholders Meeting.

15. On 5 May 2002 ignition of crude oil in storage container occurred at Rafineria Trzebinia S.A. Despite of fire of one of the fuel storage tanks, the refinery operates without any interruption. The situation is controlled by specialist and no danger exists since the fire has been extinguished. Also, no environmental pollution has been detected at the adjacent area. Special inspection searches the cause of the fire, which caused damage initially assessed at about 8 million of zloty. Rafineria Trzebinia S.A. belongs to the PKN ORLEN Group. PKN ORLEN owes 77.07% of shares in Rafineria Trzebinia S.A. Same as for other similar facilities of the PKN ORLEN Group, the storage tank at Rafineria Trzebinia was fully insured. The damage shall be covered by the insurance policy and shall not affect PKN ORLEN's financial position. The fire did not impact production and commercial operations of Rafineria Trzebinia S.A.

16. On 18 June 2002 the Management Board of PKN ORLEN S.A. announced that the number of its shares held by The Bank of New York decreased by 2.23%. The Bank of New York was in possession of 88,529,062 shares of PKN ORLEN, which assured 21.07% of votes at the General Shareholders' Meeting as reported on April 24, 2002. As of 17 June 2002 the Bank of New York was in possession of 79,158,086 shares of PKN ORLEN, that constitutes 18.84% stake in the share capital as well as percentage of votes at the General Shareholders' Meeting.

17. On 20 June 2002 the Company informed that Warsaw-based Kulczyk Holding S.A. and its affiliates are in possession of 23,911,206 bearer shares of PKN ORLEN, the amount that accounts for 5.69% of the initial capital and assures 23,911,206 votes at the general meeting of shareholders and 5.69% of the votes at the general meeting of shareholders of PKN ORLEN.

18. On 28 June 2002 the Ordinary General Meeting of Shareholders decided to change regulation concerning respective legal and statutory consent for setting up a joint venture with Basell Europe Holdings BV and contribution of organised part of the Company to that entity in form of Polymers Block by means of setting 30 September 2002 as an ultimate date for concluding a contract forming joint venture with Basell Europe Holdings BV on the conditions accepted by the Management Board.

19. On 1 July 2002 the Company informed that Mr Krzysztof Cetnar's, CFO, mandate and three year term of office has expired on June 28, 2002 - the day of the Ordinary General Meeting of Shareholders which approved the Management Board's report on the Company's financial statements.

20. On 1 July 2002, the Company informed that the Ordinary Meeting of Shareholders on 28 June 2002 dismissed from the Supervisory Board Andrzej Herman. From 28 June 2002 the Ordinary Meeting of Shareholders appointed to the Supervisory Board Jozef Wozniakowski and moreover the Ordinary Meeting of Shareholders appointed Mr Maciej Gierej to hold position of the Chairman of the Supervisory Board.

21. On 8 July PKN ORLEN S.A. reported that Rafineria Trzebinia S.A. has been notified by its law advisors, Marciniak i Partnerzy Sp. z o.o., of decisions issued by the Fiscal Office in Krakow concerning:
    - completely called off decisions of the first court by which Rafineria Trzebinia S.A. had been charged with underpaying excise tax, underpaying VAT and fiscal impropriety. This, together with interest charges, totals PLN 113,6m as of the day of decision;
    - referring of the case to the first court - Chrzanow Tax Office for further inspection.

22. On 11 July 2002 the Supervisory Board of PKN ORLEN appointed Mr Jacek Strzelecki to the position of the Vice-President of the Management Board & CFO.

23. On 24 July 2002 PKN ORLEN announced that it has signed a Letter of Intent with Prague-based Agrofert Holding a.s. (AGH) in Czech Republic to conduct a joined due diligence of Unipetrol a.s. (Unipetrol) and possibly express common interest in the acquisition of 62.99% of Unipetrol.

24. On 30 July 2002 Management Board of PKN ORLEN S.A. announced that the number of its shares held by the Bank of New York decreased by 2.03%. The Bank of New York, as of 29 July 2002, owned 70,634,050 shares of PKN ORLEN S.A. which assured 70,634,050 votes the General Shareholders' Meeting, that constituted 16.81% stake in the share capital as well as share in the number of votes at the General Shareholders' Meeting.

ADDITIONAL NOTES

INFORMATION ABOUT SIGNIFICANT AGREEMENTS

Agreements entered into by Parent Company in the first half of the year 2002 comprise following breakdown:

1. On 3 January 2002 service agreement was signed between PKN ORLEN S.A. and the British company KBC Process Technology Ltd. The agreement is the continuation of finished Profit Improvement Program conducted in period 1999-2001. The service agreement is valid till the end of 2002. The aim of the Profit Improvement Program was generating and implementation of process improvements reducing production costs by 0,4 USD per barrel of processed crude oil. The Profit Improvement Program was realized with accordance to that assumptions. Forecasted effect of the realization of service agreement is reduction of production costs by 0,10 to 0,15 USD per barrel of crude oil.
2. On 4 January 2002 PKN ORLEN S.A. enter into agreement with ABB Lumus Global GmbH based in Mainz-Kastel in Germany for complex carry out of intensification of factory Olefin II in Plock. Investment will help to increase production of ethylene from 360 thousand tonnes per year to 315 tonnes per year. Till the end o that investment, that is till the end of 2004, work done will not interrupt the current level of production and finishing work will be performed during planned overhaul break in the end of the year 2004. Agreement amounts to at about PLN 650 million.
3. On 22 January 2002 service agreement between PKN ORLEN S.A. and Shell Global Solutions International B.V. (Shell GSI) based in Hag (Holland). The aim of that agreement is implementation of the concern's Profit Improvement Program through rational reduction of running cost and optimising the timing of the production installations. The service agreement is till valid till the end of the work, but not later than till the 1 August 2005. Savings, which will be brought by the program are estimated after 3 years period for at about PLN 100 million per year.
4. On 22 February 2002 PKN ORLEN S.A. signed an agreement to purchase 6,000 shares of the Przedsiebiorstwo Uslug Morskich Ship-Service S.A. As a result of that transaction PKN ORLEN S.A. will get a 30.4% share in shareholders' equity and 25.8% of votes on the General Shareholders Meeting.

Agreements concluded by other companies of the Capital Group in six months ended 30 June 2002:

1. On 20 May 2002 the Company informed that Inowroclawskie Kopalnie Soli Solino S.A., included in the Capital Group PKN ORLEN S.A. concluded an agreement for a investment credit with Bank Handlowy w Warszawie S.A. branch in Bydgoszcz. The credit is incurred to finance the second part of construction of Underground Crude Oil and Fuel Tank Warehouse. The credit accounts for PLN 31,850 thousand. The credit is secured by cession of receivables from the Company for renting the Underground Crude Oil and Fuel Tank Warehouse and by cession of property rights of fixed assets, which will be constructed under the investment.
2. On 28 May 2002 Anwil S.A. and SK Chemicals and SK Global signed an agreement to from a joint venture to construct an installation polytereftalane ethylene (PET), a raw material for drink bottles production. The installation will have processing capacity of 120,000 tones a year. The construction will be placed on the site of Anwil S.A. in Wloclawek. Total value of the undertaking is planned to amount to USD 60 million. SK Chemicals and SK Global are main companies of the SK Group, third largest conglomerate in South Korea. Average yearly sales of SK Group amount to USD 45 million.
3. In 1Q 2002 Anwil S.A. concluded a credit agreement for a short-term credit with BIG Bank Gdanski S.A. for the amount of PLN 15 million. Despite of this agreement with this bank a hedging transaction against negative influence of currency differences on the financial result. The value of the hedged item amounts to EUR 19 million.
4. In 1Q 2002 Anwil S.A. signed a yearly agreement with Wavin Buk for sales of 19-20 thousand tones of POLANVIL S 67 HBD.

INFORMATION ON BASIC PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Dominant Company				
PKN ORLEN S.A.	leaded and unleaded gasoline; diesel, heating and special oils; lubricants; bitumen, polyethylene, polypropylene, ethylene, propylene, butadiene, glycols, phenol, acetone;	Poland, Europe	J&S Service &Investment Ltd	10,978,161
Subsidiaries				
Rafineria Trzebinia S.A.*	leaded and unleaded gasoline, Diesel, heating and special oils, paraffin;	Southern Poland	PKN ORLEN S.A.	660,256
Rafineria Nafty Jedlicze S.A.*	leaded and unleaded gasoline, Diesel, heating and special oils, lubricants; bitumen	Southern Poland	PKN ORLEN S.A.	251,944
IKS "Solino" S.A.	brine and evaporated salt;	Domestic market and exports	-	41,500
Anwil S.A. *	polyvinyl chloride, ammonium nitrate, granulated PVC;	Domestic and foreign market	PKN ORLEN S.A., PGNiG S.A.	511,594
ORLEN-Oil Sp. z o.o.	Chemical, refinery, and petrochemical products sales;	Poland	PKN ORLEN S.A.	186,216
ORLEN Petro-Tank Sp. z o.o.	engine gasoline, Diesel and heating oils, Petrygo liquid, plastics;	South-Eastern Poland	PKN ORLEN S.A.	584,731
ORLEN PetroProfit Sp. z o.o.	engine gasoline, Diesel and heating oils, preparation and sales of Petrygo and Petro-blysk liquids;	Eastern Poland	PKN ORLEN S.A.	160,646
ORLEN Petrocentrum Sp. z o.o.	engine gasoline, Diesel and heating oils, LPG;	Central and North-western Poland	PKN ORLEN S.A.	63,534
Petrolot Sp. z o.o.	engine gasoline, Diesel fuel, aircraft fuel;	Airports	PKN ORLEN S.A.	202,566
ORLEN PetroZachod Sp. z o.o.	engine gasoline, Diesel and heating oil, Petrygo fluid, plastics;	Wielkopolska Region	PKN ORLEN S.A.	167,146
ORLEN Petrogaz Plock Sp. z o.o.	LPG sales;	Poland	PKN ORLEN S.A.	146,747
ORLEN Petrogaz Wroclaw Sp. z o.o.	LPG sales;	Poland	ORLEN Petrogaz Plock Sp. z o.o.	12,346

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Petrogaz Inowroclaw Sp. z o.o.	LPG sales;	Poland	ORLEN Petrogaz Plock Sp. z o.o.	9,879
Petrogaz Lapy Sp. z o.o.	LPG sales;	Poland	ORLEN Petrogaz Plock Sp. z o.o.	5,047
Zaklad Budowy Aparatury S.A.	chemical installation production, sales, and repairs;	PKN ORLEN S.A.	-	17,425
Petrotel Sp. z o.o.	telecommunication services;	Plock and surrounding area	-	15,594
ORLEN Projekt S.A.	design and technical documentation mainly for refinery sector;	Poland	-	9,852
ORLEN Medica Sp. z o.o.	health-care services	Plock	-	7,087
ORLEN Polimer Sp. z o.o.	sales of plastics	Poland	PKN ORLEN S.A.	39,883
ORLEN EnergoRem Sp. z o.o.	repairing services	Poland	-	9,049
ORLEN Automatyka Sp. z o.o.	repairing services	Poland	-	12,990
ORLEN Remont Sp. z o.o.	repairing services	Poland	-	13,620
ORLEN WodKan Sp. z o.o.	repairing services	Poland	-	7,746
Przedsiebiorstwo Remontowe ORLEN Mechanika Sp. z o.o.	repairing services	Poland	-	19,070
ORLEN Eltech Sp. z o.o.	repairing services	Poland	-	18,398
ORLEN Wir Sp. z o.o.	repairing services	Poland	-	5,989
ORLEN Transport Plock Sp. z o.o.	passenger car and cargo transportation, motor vehicle service and repairs;	Poland and other European countries	PKN ORLEN S.A.	28,798
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	2,920
ORLEN Transport Krakow Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	14,306
ORLEN Transport Lublin Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	7,767
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	9,758
ORLEN Transport Poznan Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	10,765
ORLEN Transport Slupsk Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	9,594
ORLEN Transport Warszawa Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	5,360

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	5,945
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	6,634
ORLEN KolTrans Sp. z o.o.	loading and unloading rail service points, forwarding of products, management of tanker cars, and trade in fuels and oils	Poland, Europe	PKN ORLEN S.A.	7,603
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernisation of service stations	Poland	PKN ORLEN S.A.	8,615
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN S.A.	Plock	PKN ORLEN S.A.	60

*capital group in total

Associated Companies				
Naftoport Sp. z o.o.	reloading services;	Domestic and foreign customers	-	25,448
Chemiepetrol Sp. z o.o.*	petrochemical products agency services;	Germany	Polish chemical plants	14,671
Flexpol Sp. z o.o.	production of packaging and labelling materials	domestic and foreign markets	PKN ORLEN S.A.	32,994

*capital group in total

TRANSACTIONS WITH RELATED ENTITIES

Transactions with related entities, where value of single transaction or total value of transactions during six months ended 30 June 2002 exceeds a PLN equivalent of EUR 500 thousand (exchange rate PLN/EUR – 3.7026)

Name of business partner	Sales in PLN thousand	Purchases in PLN thousand
ORLEN Petrogaz Plock Sp. z o.o.	85,700.4	25,896.6
Orlen PetroProfit Sp. z o.o.	52,224.9	1,702.9
Orlen Petro-Tank Sp. z o.o.	477,409.3	28,541.0
IKS Solino S.A.	329.0	9,123.2
Orlen PetroCentrum Sp. z o.o.	47,752.9	2,472.9
Petrolot Sp. z o.o.	203,059.9	0.0
Petrogaz Inowroclaw	161.5	3,332.4
Petrotel Sp. z o.o.	881.3	5,029.2
ORLEN Sportowa S.A.	357.5	16,956.1
Rafineria Trzebinia S.A.	131,637.3	3,100.4
Orlen Medica Sp. z o.o	76.6	2,738.7
Orlen PetroZachod Sp. z o.o.	78,795.3	3,467.3
Orlen Polimer Sp. z o.o.	27,229.1	0.0
Orlen Projekt S.A.	201.5	9,067.2
Orlen Ochrona Sp. z o.o.	276.7	11,974.1
Zaklad Budowy Aparatury S.A.	1,434.9	11,325.8
OrlenTransport Plock Sp. z o.o.	16,924.8	10,188.2
Rafineria Nafty Jedlicze S.A.	40,417.4	1,737.0
Orlen EnergoRem Sp. z o.o.	257.8	8,360.0
Orlen Atomatyka Sp.z o.o.	298.8	12,744.3
Orlen Remont Sp. z o.o.	981.2	10,792.0
Orlen WodKan Sp. z o.o.	631.2	7,616.1
Orlen Mechanika Sp. z o.o.	767.5	18,304.8
Orlen Eltech Sp. z o.o.	573.4	16,175.3
Orlen Wir Sp. z o.o.	379.7	5,850.8
Orlen Budonaft Sp. z o.o. Krakow	331.6	8,109.7
Serwis Wroclaw Sp. z o.o.	96.4	3,100.3
Naftoport Sp. z o.o.	0.0	4,115.4
Zaklady Azotowe Anwil S.A.	110,213.5	1,919.5
CPN Serwis Mazowsze Sp. z o.o.	2,574.0	3,686.9
Centrum Edukacji Sp. z o.o.	180.9	3,234.8
Serwis Zachod Sp. z o.o.	114.2	2,456.7
Orlen Transport Olsztyn Sp. z o.o.	1,830.7	4,582.4
Orlen Transport Lublin Sp. z o.o.	1,305.2	6,850.6
Orlen Transport Szczecin Sp. z o.o.	150.8	2,480.5
Orlen Transport Kedzierzyn-Kozle Sp. z o.o.	740.0	4,730.5

Name of business partner	Sales in PLN thousand	Purchases in PLN thousand
Orlen Transport Poznan Sp. z o.o.	938.9	7,998.4
Orlen Transport Slupsk Sp. z o.o.	3,796.7	5,589.8
Orlen Transport Krakow Sp. z o.o.	7,582.4	6,304.6
Orlen Transport Warszawa Sp. z o.o.	1,078.7	4,243.4
Orlen Transport Nowa Sol Sp. z o.o.	1,044.3	9,119.8
Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	218.8	1,897.9
Orlen KolTrans Sp. z o.o.	1,746.1	5,887.9
Orlen Morena Sp. z o.o.	18,264.1	597.1
Flexpol Sp. z o.o.	16,539.3	20.3
Bitrex Sp. z o.o.	15,313.2	1,134.9
PetroNaft Sp. z o.o.	22,530.3	6,065.6
NaftoWax Sp. z o.o.	3,706.6	1.0
Piast Sp. z o.o.	17,592.7	0.8
Przeds. Uslug Morskich Ship - Service S.A.	27,408.0	265.6
Petro-Oil Sp. z o.o.	55,735.2	161.0
Petro-Oil-Lubelskie Centrum Sprzedazy Sp. z o.o.	149.1	4,088.4
Petrooil-Malopolskie Centrum Sprzedazy Sp. z o.o.	362.7	2,992.0
Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	9.2	2,794.6
Petro-Oil SEEWAX Sp. z o.o.	197.1	7,039.0
Petrooil-Slaskie Centrum Sprzedazy Sp. z o.o.	0.3	2,175.9
Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	0.0	4,016.1
Petro-Oil-Pomorskie Centrum Sprzedazy Sp. z o.o.	0.0	5,619.6

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2001 to 30 June 2002 – equal - 3.7026 PLN/EUR

CHANGES IN THE COMPOSITION OF THE PARENT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING SIX MONTHS ENDED 30 JUNE 2002.

Following people were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2002 to the moment of preparation of the consolidated financial statement for six months ended 30 June 2002:

Andrzej Modrzejewski	President of the Management Board General Director until 8 February 2002
Jaroslaw Tyc	Vice-President of the Management Board Retail Sales Director until 8 February 2002
Czeslaw Bugaj	Member of the Management Board Production Director until 7 March 2002
Andrzej Dretkiewicz	Member of the Management Board until 8 February 2002 Wholesale and Logistics Director
Wladyslaw Wawak	Member of the Management Board until 7 March 2002 Development and Technology Director
Wojciech Weiss	Member of the Management Board until 7 March 2002 Employee and Restructuring Director
Krzysztof Cetnar	Vice-President of the Management Board – Economic and Financial Director (until 28 June 2002)
Zbigniew Wrobel	President of the Management Board General Director from 8 February 2002
Slawomir Golonka	Vice-President of the Management Board for Sales from 8 February 2002
Andrzej Ernest Macenowicz	Member of the Management Board from 8 February 2002 Vice-President of the Management Board for Human Resources and Management Systems from 7 March 2002
Janusz Wisniewski	Vice-President of the Management Board for Development and Production from 7 March 2002
Jacek Strzelecki	Vice-President of the Management Board for Economy and Finance from 11 July 2002

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted by following people:

Andrzej Herman	Chairman of the Supervisory Board until 28 June 2002
Jerzy Idzik	Vice-chairman of the Supervisory Board until 21 February 2002
Marcin Gizewski	Secretary of the Supervisory Board until 21 February 2002
Slawomir Golonka	Member of the Supervisory Board until 8 February 2002
Kalina Grzeskowiak-Gracz	Member of the Supervisory Board until 21 February 2002
Stanislaw Kondracikowski	Member of the Supervisory Board until 21 February 2002
Aleksander Olas	Member of the Supervisory Board until 21 February 2002
Szczepan Targowski	Member of the Supervisory Board until 21 February 2002
Marek Wasowicz	Member of the Supervisory Board until 21 February 2002
Maciej Gierej	Member of the Supervisory Board from 21 February 2002 until 28 June 2002 Chairman of the Supervisory Board from 28 June 2002
Edward Grzywa	Member of the Supervisory Board until 21 February 2002
Krzysztof Kluzek	Member of the Supervisory Board until 21 February 2002
Andrzej Kratiuk	Member of the Supervisory Board until 21 February 2002
Ryszard Lawniczak	Member of the Supervisory Board until 21 February 2002
Grzegorz Mroczkowski	Member of the Supervisory Board from 8 February 2002 Secretary of the Supervisory Board from 7 March 2002
Krzysztof Szlubowski	Member of the Supervisory Board until 21 February 2002
Jan Waga	Member of the Supervisory Board until 21 February 2002 Vice-chairman of the Supervisory Board from 7 March 2002
Jozef Wozniakowski	Member of the Supervisory Board from 28 June 2002

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2002 (below Supervisory Board members include only those representing PKN ORLEN SA).

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President Member of the Management Board Supervisory Board	Grzegorz Slak Pawel Kaliciak Janusz Wisniewski – Chairman Wojciech Gurgacz, Jerzy Idzik, Danuta Kowalska, Grzegorz Wolinski
Rafineria Nafty Jedlicze S.A.	President Member of the Management Board Supervisory Board	Mieczyslaw Markiewicz Wojciech Gurgacz, Ryszard Szyszlak Krzysztof Cetnar - Chairman Czeslaw Bugaj, Andrzej Stegenta, Tomasz Gryzewski, Jerzy Rasilewicz
IKS Solino S.A.	President Member of the Management Board Supervisory Board	Czeslaw Misterski Piotr Mrozinski, Jolanta Uzarczyk- Gerus, Zbigniew Wrobel – Chairman of the Supervisory Board Marek Bakula, Piotr Kearney, Wladyslaw Wawak
Anwil S.A.	President Member of the Management Board Supervisory Board	Krzysztof Kaczorowski Teresa Szeligowska, Benedykt Michewicz Krzysztof Kaminski Janusz Wisniewski - Chairman of the Supervisory Board Krzysztof Cetnar, Slawomir Golonka, Janusz Zielinski
Naftoport Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Zakrzewski Andrzej Radzikowski Andrzej Macenowicz - Chairman of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN-Oil Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Andrzej Lyko Adam Gebala, Wojciech Glaziewicz Slawomir Golonka - Chairman of the Supervisory Board Janusz Wisniewski

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President Member of the Management Board Supervisory Board	Stanislaw Koson Jaroslaw Wasilek, Stanislaw Kulig Tadeusz Szczerba - Chairman of the Supervisory Board Artur Falkiewicz
ORLEN PetroProfit Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Serwa Jacek Stodolkiewicz, Ewa Josko Krzysztof Gawlowski - Chairman of the Supervisory Board Wojciech Ostrowski, Bogdan Leski
ORLEN Petrocentrum Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Janiszewski Aniela Michalik Pawel Wysocki - Chairman of the Supervisory Board Jacek Choroszewski Jacek Piatkowski
Petrolot Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Kujawa Leszek Sieluk, Ryszard Piekarzewski Kazimierz Klek - Chairman of the Supervisory Board Dariusz Krawczyk
ORLEN PetroZachod Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Badura Przemyslaw Lesnik, Zenon Gawron Andrzej Kijek - Chairman of the Supervisory Board Jaroslaw Sosinski

LPG companies:

ORLEN Petrogaz Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Niemczyk Dariusz Bobko, Slawomir Wojciech Zawadzki Alicja Kaminska - Chairman of the Supervisory Board Tomasz Grzela, Krzysztof Langer

Companies established as a result of restructuring of PKN ORLEN S.A.:

Zaklad Budowy Aparatury S.A.	President Member of the Management Board Supervisory Board	Antoni Jagodzinski Leszek Luniewski, Marek Wojcik Jacek Gajdka - Chairman of the Supervisory Board Jacek Stanik Robert Bednarski
Petrotel Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Ostrowski Ewa Raczynska, Janusz Sawicki Lech Barszczewski - Chairman of the Supervisory Board Artur Parlicki
ORLEN Projekt S.A.	President Member of the Management Board Supervisory Board	Dariusz Nowalinski Celina Olszewska, Krystyna Korsak Roman Bak - Chairman of the Supervisory Board Przemyslaw Grabowski Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Reszelski Wojciech Szumski Jerzy Adamus - Chairman of the Supervisory Board Malgorzata Olaszkiewicz Marzena Witkowska
ORLEN Polimer Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Szota Wieslaw Mazur, Tomasz Pawlikowski Tomasz Kwiecien – Chairman of the Supervisory Board Aleksandra Sieczkowska, Jerzy Nowalinski

Repairing companies of PKN ORLEN S.A.:

ORLEN EnergoRem Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Miaskiewicz Jacek Lichocki Ryszard Job – Chairman of the Supervisory Board Jacek Bielecki
ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Waldemar Pobierzyn - Chairman of the Supervisory Board Janusz Wisniewski
ORLEN Remont Sp. z o.o.	President Member of the Management Board Supervisory Board	Zygfryd Plochocki Andrzej Janiak Agata Keszczyk- Chairman of the Supervisory Board Marek Baran
ORLEN Wodkan Sp. z o.o.	President Member of the Management Board Supervisory Board	Marek Kowalczyk Stanislaw Kobla Krzysztof Kosinski - Chairman of the Supervisory Board Pawel Krupa
ORLEN Mechanika Sp. z o.o.	President Member of the Management Board Supervisory Board	Tomasz Mazur Marek Wroblewski Krystian Pater - Chairman of the Supervisory Board Jozef Wieckowski
ORLEN Eltech Sp. z o.o.	President Member of the Management Board Supervisory Board	Edward Sosnowski Andrzej Gastolek Urszula Bres - Chairman of the Supervisory Board Szczepan Targowski
ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Swiatczak Witold Kapela Zdzislaw Nicewicz – Chairman of the Supervisory Board Waldemar Zaborowski

Transport companies of PKN ORLEN S.A.:

ORLEN Transport Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Jerzy Jasinski Roman Rutecki, Remigiusz Miecznikowski Eugeniusz Korsak - Chairman of the Supervisory Board Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Hapczyk Bogdan Biskupski Anna Zdeb - Chairman of the Supervisory Board Malgorzata Malkiewicz
ORLEN Transport Krakow Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Mularz Stanislaw Dlugosz, Jozef Wincenciak Michal Frankiewicz - Chairman of the Supervisory Board Mariusz Suchecki
ORLEN Transport Lublin Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Czajkowski Janusz Zaorski Mariusz Galusiakowski- Chairman of the Supervisory Board Marek Jedlak
ORLEN Transport Nowa Sol Sp. z o.o.	President Member of the Management Board Supervisory Board	Leszek Gnitecki Adam Twardak Adam Trojanowski- Chairman of the Supervisory Board Henryk Jaworski
ORLEN Transport Poznan Sp. z o.o.	President Member of the Management Board Supervisory Board	Wlodzimierz Bednarek Tomasz Puzio, Elzbieta Olejnik-Urbanska Maciej Manicki - Chairman of the Supervisory Board Piotr Radomski
ORLEN Transport Slupsk Sp. z o.o.	President Member of the Management Board Supervisory Board	Slawomir Myslinski Edward Klecha Anna Szurek - Chairman of the Supervisory Board Grzegorz Mlynarczyk
ORLEN Transport Warszawa Sp. z o.o.	President Member of the Management Board Supervisory Board	Waldemar Drymel Roman Bulik, Leszek Szmidt Krzysztof Suszek - Chairman of the Supervisory Board Anna Raczkowska
ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Kowalczyk Stanislaw Mastylo Jerzy Majchrzak - Chairman of the Supervisory Board Anna Byszewska

ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President Member of the Management Board Supervisory Board	Marek Gadowski Michal Miklas, Janusz Rybarczyk Dariusz Formela- Chairman of the Supervisory Board Ryszard Gibula
ORLEN KolTrans Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Dorosz Marcin Jezewski - Chairman of the Supervisory Board Marek Bakula Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Management	Dariusz Dabrowa, Jurgen,Kleiner
Flexpol Sp. z o.o.	President Supervisory Board	Zdzislaw Nisztor Karol Marek Sep Wieslaw Idzkowski
ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Supervisory Board	Arkadiusz Lewtak Malgorzata Kowalska Andrzej Barna – Chairman of the Supervisory Body (a specific form of supervision regulated by Polish Commercial Code) Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Aleksander Musialik Ewa Czernicka, Bogdan Kolpa Wojeciech Weiss - Chairman of the Supervisory Board Krzysztof Kulik Miroslaw Kochalski Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE PARENT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

On 30 June, 2002 management staff and supervisory board members did not possess any shares and stakes in the Parent Company and other companies in the Capital Group.

SHAREHOLDERS OF DOMINANT COMPANY

The structure of the shareholders of PKN ORLEN S.A. as at 30 June 2002.

Shareholder	Number of shares	Number of votes	Par value of shares	% of the capital stock
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	17.63%
State Treasury	43 633 897	43 633 897	54 542 371	10.38%
The Bank of New York	75 795 320	75 795 320	94 744 150	18.04%
Others	226 671 621	226 671 621	283 339 526	53.95%
Total	**420 177 137**	**420 177 137**	**525 221 421**	**100.00%**

According to current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.69% of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might in future occur.

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna Capital Group for the 6 month period ended 30 June 2002 submitted by the Management Board composed of:

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President of the Management Board - Zbigniew Wrobel

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Vice - President of the Management Board – Jacek Strzelecki

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Vice - President of the Management Board – Slawomir Golonka

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Vice - President of the Management Board- Andrzej Macenowicz

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Vice - President of the Management Board - Janusz Wisniewski

Plock, 17 September 2002